As filed with the Securities and Exchange Commission on July 6, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUSQUEHANNA BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	6022	23-2201716
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William J. Reuter

Chairman, President and Chief Executive Officer

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Joanne R. Soslow Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5001	Lisa M. Cavage Senior Vice President, Secretary and Counsel Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, Pennsylvania 17543 (717) 625-0331	Timothy A. Hoy Mette, Evans & Woodside 3401 North Front Street Harrisburg, Pennsylvania 17110 (717) 236-1818

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $2.00 par value per share	40,000,000	Not applicable	766,880,000	$23,544.00

(1)	Represents the maximum number of shares of Susquehanna Bancshares, Inc. common stock, par value $2.00 per share, issuable in the Susquehanna Bancshares, Inc. and Community Banks, Inc. merger pursuant to the Agreement and Plan of Merger between Susquehanna Bancshares, Inc. and Community Banks, Inc., dated as of April 30, 2007. The actual number of shares issued in the merger will be based upon the application of pro rata allocation procedures for distribution of stock or cash consideration to Community Banks, Inc. shareholders under the terms of the merger agreement.
(2)	Calculated in accordance with Rule 457(f) and 457(c) under the Securities Act of 1933, the proposed maximum offering price is computed by taking (A) the product of (i) the average of the high and low prices of Community Banks, Inc. common stock as reported on The NASDAQ Global Select Market on July 2, 2007 ($32.73) and (ii) 26,000,000 (the maximum number of shares of Community Banks, Inc. common stock expected to be exchanged for the common stock being registered) and (B) subtracting from it the estimated $84,100,000 in cash to be paid by the registrant in connection with the exchange.
(3)	Calculated in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or the sale is not permitted.

Subject to completion, dated July 6, 2007

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Susquehanna Bancshares, Inc. and Community Banks, Inc. have approved a merger agreement under which Susquehanna will acquire Community. We believe that this transaction will create significant opportunities and value for our shareholders, customers, employees and communities.

Under the terms of the merger agreement, Community shareholders will have the opportunity to elect to receive either $34.00 in cash or 1.48 shares of Susquehanna common stock for each share of Community common stock that they own. Community shareholders may elect to receive all cash, all Susquehanna common stock or a combination of cash and Susquehanna common stock for their shares of Community common stock, subject to the limitations described in this document.

We have scheduled special meetings of our shareholders to vote on a proposal to approve and adopt the merger agreement, and, in the case of Susquehanna shareholders, on a proposal to amend Susquehanna’s articles of incorporation to increase its number of authorized shares of common stock. Based on the reasons for the merger and the other proposals described in the accompanying document, each of our board of directors believes that the merger and the other proposals are advisable and in the best interest of Community and Susquehanna, as the case may be.

Your vote is very important. Whether or not you plan to attend your shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card in accordance with the instructions on the proxy card. Susquehanna and Community shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the Susquehanna or Community proxy card, as the case may be. We cannot complete the merger unless Community and Susquehanna shareholders approve and adopt the merger agreement.

The dates, times and places of the meetings are as follows:

For Susquehanna Bancshares, Inc. Shareholders:	For Community Banks, Inc. Shareholders:
, 2007, at local time	, 2007, at local time
Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, Pennsylvania 17543	Four Points Sheraton 800 East Park Drive Harrisburg, Pennsylvania 17111

Susquehanna’s and Community’s common stock are each listed on The NASDAQ Global Select Market under the symbols “SUSQ” and “CMTY,” respectively. The closing prices of Susquehanna’s common stock and Community’s common stock on                     , 2007, were $            and $            , respectively.

This document provides you with detailed information about these meetings and the proposed merger. You also can obtain information about our companies from publicly available documents filed with the Securities and Exchange Commission. We encourage you to carefully and thoughtfully read this entire document, including all its annexes, and we especially encourage you to read the section entitled “ Risk Factors” beginning on page 17.

We strongly support this combination of our companies and join with the other members of our boards of directors in enthusiastically recommending that you vote in favor of the merger.

William J. Reuter	Eddie L. Dunklebarger
Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer
Susquehanna Bancshares, Inc.	Community Banks, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this document or these securities or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities of Susquehanna being offered through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This joint proxy statement/prospectus is dated                     , 2007, and we will first mail it on or about                     , 2007.

This document incorporates important business and financial information about Susquehanna and Community that is not included in or delivered with this document. This information is available without charge to shareholders upon written or oral request at the applicable company’s address and telephone number listed on page 102. To obtain timely delivery, shareholders must request the information no later than                     , 2007.

COMMUNITY BANKS, INC.

777 East Park Drive

Harrisburg, Pennsylvania 17111

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2007

A special meeting of shareholders of Community Banks, Inc. will be held at             , local time, on                     , 2007, at the Four Points Sheraton, 800 East Park Drive, Harrisburg, Pennsylvania 17111, for the following purposes:

(1)	To consider and vote upon a proposal to approve and adopt the agreement and plan of merger entered into by Community and Susquehanna, dated as of April 30, 2007; and

(2)	To consider such other business as may properly come before the special meeting, or any adjournments or postponements of the special meeting.

The board of directors of Community has carefully considered the terms of the merger agreement and believes that the merger is in the best interests of Community. The board of directors of Community has unanimously approved the merger agreement and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement.

The board of directors of Community has fixed the close of business on                     , 2007 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors,

Patricia E. Hoch, Corporate Secretary

                    , 2007

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately or vote by telephone or over the Internet.

You are cordially invited to attend the special meeting in person. Even if you plan to be present, you are urged to return the enclosed proxy card or vote by telephone or over the Internet at your earliest convenience. You may mark, date, sign and return the proxy card in the envelope provided, which requires no postage if mailed in the United States. You may also authorize the individual named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. If you attend the special meeting, you may vote either in person or by your proxy. At any time before the vote at the meeting, you can change your vote either by:

•	giving Community’s Secretary a written notice revoking your proxy card;

•	signing, dating and returning a new proxy card or placing a second telephone or Internet vote; or

•	attending the special meeting and voting in person.

We will honor the proxy card or the telephone or Internet vote with the latest date. If you attend the special meeting and vote in person, we will honor the vote at the meeting.

Please do not send any Community stock certificates at this time.

SUSQUEHANNA BANCSHARES, INC.

26 North Cedar Street

Lititz, Pennsylvania 17543

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2007

A special meeting of shareholders of Susquehanna Bancshares, Inc. will be held at             , local time, on                     , 2007, at Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, for the following purposes:

(1)	To consider and vote upon a proposal to approve and adopt the agreement and plan of merger entered into by Community and Susquehanna, dated as of April 30, 2007;

(2)	To consider and vote upon a proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000; and

(3)	To consider such other business as may properly come before the special meeting, or any adjournments or postponements of the special meeting.

The board of directors of Susquehanna has carefully considered the terms of the merger agreement and believes that the proposed merger is in the best interests of Susquehanna. The board of directors of Susquehanna has approved the merger agreement and recommends that shareholders vote “FOR” approval and adoption of the merger agreement. The board of directors of Susquehanna also recommends that shareholders vote “FOR” amending Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000.

The board of directors of Susquehanna has fixed the close of business on                     , 2007 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors,

Lisa M. Cavage, Secretary

            , 2007

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately or vote by telephone or over the Internet.

You are cordially invited to attend the special meeting in person. Even if you plan to be present, you are urged to return the enclosed proxy card or vote by telephone or over the Internet at your earliest convenience. You may mark, date, sign and return the proxy card in the envelope provided, which requires no postage if mailed in the United States. You may also authorize the individual named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. If you attend the special meeting, you may vote either in person or by your proxy. At any time before the vote at the meeting, you can change your vote either by:

•	giving Susquehanna’s Secretary a written notice revoking your proxy card;

•	signing, dating and returning a new proxy card or placing a second telephone or Internet vote; or

•	attending the special meeting and voting in person.

We will honor the proxy card or the telephone or Internet vote with the latest date. If you attend the special meeting and vote in person, we will honor the vote at the meeting.

An admission ticket, which is required for entry into the special meeting, is attached to your proxy card. If you plan to attend the special meeting, please vote your proxy but keep the admission ticket and bring it to the special meeting. If your shares are held in the name of a bank, broker or other holder of record, you will need proof of ownership to attend the meeting. A recent bank or brokerage account statement is an example of proof of ownership.

i

(continued)

Agreement and Plan of Merger, dated as of April 30, 2007, between Susquehanna Bancshares, Inc. and Community Banks, Inc.	Annex A
Opinion of Griffin Financial Group LLC, dated April 30, 2007	Annex B
Opinion of Keefe, Bruyette & Woods, Inc., dated April 30, 2007	Annex C

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will I be voting on at the shareholders’ meeting?

A:	Shareholders of both Community and Susquehanna will be voting upon a proposal to approve and adopt the merger agreement executed by the companies on April 30, 2007. Susquehanna shareholders will also be voting on a proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000.

Q:	What will happen in the merger?

A:	In the merger, Community will merge with Susquehanna, and Susquehanna will be the resulting company. In addition, pursuant to the terms of a separate merger agreement, CommunityBanks, a wholly owned subsidiary of Community, will merge with Susquehanna Bank PA, a wholly owned subsidiary of Susquehanna, and Susquehanna Bank PA will be the resulting company.

Q:	When and where will the shareholders’ meetings be held?

A:	The Community special shareholders’ meeting is scheduled to take place at , local time, on , 2007, at the Four Points Sheraton, 800 East Park Drive, Harrisburg, Pennsylvania 17111, and the Susquehanna special shareholders’ meeting is scheduled to take place at , local time, on , 2007, at Susquehanna’s corporate headquarters, 26 North Cedar Street, Lititz, Pennsylvania 17543.

Q:	What form of consideration will Community shareholders receive as a result of the merger?

A:	As described in the following “Summary” and elsewhere in this document, if you are a Community shareholder, you will be entitled to elect to receive in exchange for your shares of Community common stock the following: $34.00 in cash for each share of Community common stock, or 1.48 shares of Susquehanna common stock for each share of Community common stock, or a combination of cash and Susquehanna common stock. As described in the following questions, and elsewhere in this document, Community shareholders who elect to receive a particular form of merger consideration in exchange for their shares, and Community shareholders who fail to elect any form of merger consideration by the applicable election deadline, will be subject to an allocation process administered by the exchange agent so that Susquehanna will pay a fixed amount of cash consideration in the merger, and the remaining consideration will be issued in the form of shares of Susquehanna common stock.

Q:	Will Community shareholders always receive the form of merger consideration they elect to receive?

A:

No. The merger agreement provides that the aggregate amount of cash consideration to be paid by Susquehanna to Community shareholders will equal the product of $34.00 multiplied by 10% of the sum of (i) the outstanding shares of Community common stock and (ii) the outstanding Community options as of the third trading day prior to the effective date of the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document), reduced by the total cash amount that Susquehanna will pay in connection with the cancellation of Community stock options as described on page 58 of this document. As of                     , 2007, the total cash amount to be paid by Susquehanna to Community shareholders was estimated to be approximately $84.1 million. Therefore, there is no assurance that Community shareholders will receive the form of consideration that they elect with respect to any or all shares of Community common stock they own. As a result, the actual form of merger consideration that a Community shareholder receives will depend on his or her own election and, in some circumstances, on the elections made by other Community shareholders, as well as the number of Community stock options that remain outstanding as of the effective date of the merger. Since the aggregate amount of cash consideration to be paid to Community shareholders is fixed, to the extent that Community shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Community shareholders based upon the allocation procedures set forth in the merger agreement and described on pages 53 through 54 of this document.

Q:	Is the value of the merger consideration that Community shareholders receive expected to be substantially equivalent regardless of which form of merger consideration Community shareholders elect?

A:	Not necessarily. The amount of shares of Susquehanna common stock to be exchanged for each share of Community common stock is fixed at 1.48 shares of Susquehanna common stock. The closing price of Susquehanna common stock on , 2007, as reported on The NASDAQ Global Select Market was $ . Therefore, as of that date, 1.48 shares of Susquehanna common stock had a value of approximately $ . However, when you vote on the merger, you will not know with certainty what the closing price of Susquehanna common stock will be as of the date of issuance. As a result, there can be no assurance that the value of Susquehanna common stock that Community shareholders receive in the merger will be substantially equivalent to the $34.00 per share cash consideration in the merger. The table set forth on page 7 of the following “Summary” is designed to show the possible variations in valuation of Susquehanna common stock to be received by Community shareholders based on a range of fluctuating market prices of Susquehanna common stock.

Q:	When should Community shareholders send in their stock certificates? How do Community shareholders elect the form of consideration they prefer to receive?

A:	Community shareholders are instructed NOT to send in their stock certificates with their proxy card. Approximately one month prior to the anticipated time of completion of the merger or, as permitted by the merger agreement, at another date mutually agreed to by Susquehanna and Community, Community shareholders will receive a form of election and other transmittal materials with instructions for making their election as to the form of consideration they prefer to receive in the merger. Community shareholders should follow the instructions in the letter of transmittal and form of election regarding how and when to surrender their stock certificates. The available elections, election procedures and deadline for making elections are described beginning on page 51 of this document. To make an election, Community shareholders will need to deliver to the exchange agent before the election deadline the form of election, any other transmittal materials and their stock certificates according to the instructions set forth in the form of election.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained in this document, just indicate how you want to vote with respect to the proposal to approve and adopt the merger agreement and, if you are a Susquehanna shareholder, how you want to vote with respect to the proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000. Complete, sign, date and mail the Community or Susquehanna proxy card, as the case may be, in the enclosed postage-paid return envelope as soon as possible so that your shares may be represented at the special meeting of Community or Susquehanna shareholders, as the case may be. Shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the Susquehanna or Community proxy card, as the case may be. The boards of directors of Community and Susquehanna both recommend that their respective shareholders vote “FOR” approval and adoption of the merger agreement. Susquehanna’s board of directors recommends that Susquehanna shareholders vote “FOR” amending Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000.

Q:	Can I change my vote after I have mailed my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting of Community or Susquehanna shareholders, as the case may be. You can do this in one of the following three ways:

1) send a written notice to the Secretary of Community or the Secretary of Susquehanna, as the case may be, stating that you would like to revoke your proxy;

2) complete and submit to the Secretary of Community or the Secretary of Susquehanna, as the case may be, a new proxy with a later date (including an Internet or telephone vote as of a later date); or

3) attend the special meeting of Community or Susquehanna shareholders, as the case may be, and vote in person. Simply attending the meeting, however, will not cause your vote to be changed unless you vote at the meeting.

If you choose option 1) or 2), you must submit the notice of revocation or the new proxy to the Secretary of Community or the Secretary of Susquehanna, as the case may be, at the applicable address on page 102 (or in accordance with the applicable Internet or telephone voting instructions). If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should contact your broker. Your broker may not be permitted to vote your shares if you do not provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger as quickly as possible once all of the conditions to the merger are fulfilled, including obtaining the approvals of our shareholders and applicable regulatory agencies. We currently expect to complete the merger during the fourth quarter of 2007.

Q:	Who can help answer my questions?

A:	If you are a Community shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Community Banks, Inc.

777 East Park Drive

Harrisburg, PA 17111

Attention: Shareholder Relations Department

Telephone: (717) 920-5800

If you are a Susquehanna shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

Attention: Abram G. Koser, Vice President—Investor Relations

Telephone: (717) 625-6305

To obtain additional copies of proxy materials or help in voting your shares of Susquehanna common stock, please also feel free to contact Morrow & Company, Inc., Susquehanna’s proxy solicitor:

Morrow & Company, Inc.

470 West Avenue

Stamford, CT 06902

Telephone: (800) 607-8088 or (212) 754-8000

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you in order to fully understand the merger and the proposals being submitted to shareholders. See “Where You Can Find More Information” beginning on page 100. Each item in this summary refers to the page or pages where that subject is discussed more fully.

The Companies (see page 97 for Community and pages 98 through 99 for Susquehanna)

Community Banks, Inc.

777 East Park Drive

Harrisburg, PA 17111

Telephone: (717) 920-5800

Community Banks, Inc. is a financial holding company that was formed as a Pennsylvania corporation in 1982. Its major operating entity is its wholly-owned banking subsidiary, CommunityBanks, which has nearly $3.5 billion in assets and aggregate annual net revenues exceeding $140 million as of December 31, 2006. Community is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in the capital city of Harrisburg. Community conducts a traditional and full service commercial and retail banking business and also provides trust services in its banking offices through its primary operating entity, CommunityBanks. In addition, Community, through its subsidiaries, delivers property and casualty insurance, title insurance and investment products and services to its customers.

Community’s common stock is listed on The NASDAQ Global Select Market under the symbol “CMTY.”

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

Telephone: (717) 626-4721

Susquehanna, headquartered in Lititz, Pennsylvania, is a financial services holding company with assets of $8.2 billion. It includes three commercial banks that provide financial services at 163 branch locations in the mid-Atlantic region. Through Susquehanna Wealth Management, the company offers investment, fiduciary, brokerage, insurance, retirement planning and private banking services. Susquehanna also operates an insurance and employee benefits company, a commercial finance company and a vehicle leasing company.

Susquehanna’s common stock is listed on The NASDAQ Global Select Market under the symbol “SUSQ.”

The Special Shareholders’ Meetings; Proposals to be considered (See pages 26 through 31)

Community Shareholders

The Community special meeting of shareholders will be held at                     , local time, on                     , 2007, at the Four Points Sheraton, 800 East Park Drive, Harrisburg, Pennsylvania 17111. At the Community special meeting, Community shareholders will be asked to approve and adopt the merger agreement.

Community shareholders can vote at the Community special meeting if they owned Community common stock at the close of business on                     , 2007. On that date, there were              shares of Community common stock outstanding and entitled to vote. Community shareholders can cast one vote for each share of Community common stock owned on that date. Approval and adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by all Community shareholders entitled to vote on the proposal, where a quorum exists. A quorum will exist if a majority of the votes that all Community shareholders are entitled to cast on the merger proposal is present at the special meeting, either in person or by proxy.

Susquehanna Shareholders

The Susquehanna special meeting of shareholders will be held at                     , local time, on                     , 2007, at Susquehanna’s corporate headquarters, 26 North Cedar Street, Lititz, Pennsylvania 17543. At the Susquehanna special meeting, Susquehanna shareholders will be asked to approve and adopt the merger agreement and to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000.

Susquehanna shareholders can vote at the Susquehanna special meeting if they owned Susquehanna common stock at the close of business on                     , 2007. On that date, there were                      shares of Susquehanna common stock outstanding and entitled to vote. Susquehanna shareholders can cast one vote for each share of Susquehanna common stock owned on that date. Approval and adoption of the merger agreement requires the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the proposal, where a quorum exists. Amending Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock to 200,000,000 requires the affirmative vote of the holders of a majority of the common stock present in person or represented by proxy at the meeting, where a quorum exists. A quorum will exist if a majority of the votes that all Susquehanna shareholders are entitled to cast on the proposals is present at the special meeting, either in person or by proxy.

The Merger (See pages 32 through 78)

A complete copy of the merger agreement is attached as Annex A to this document. Please carefully read the merger agreement. The merger agreement is the legal document that governs the merger.

What Community Shareholders Will Receive in the Merger (See pages 50 through 51)

Community shareholders will receive for their shares of Community common stock:

•	$34.00 in cash for each share of Community common stock; or

•	1.48 shares of Susquehanna common stock for each share of Community common stock; or

•	a combination of such cash and shares of Susquehanna common stock.

The aggregate amount of cash consideration to be paid to Community shareholders in the merger will be calculated as follows:

•

the aggregate amount of cash consideration available for Community shareholders will equal the product of $34.00 multiplied by 10% of the sum of (i) the outstanding shares of Community common stock and (ii) the outstanding Community stock options on the third trading day prior to the effective date of the merger; and

•	this amount then will be reduced by the aggregate amount of cash to be paid by Susquehanna for cancellation of outstanding Community stock options.

As of                     , 2007, the aggregate cash amount to be paid by Susquehanna to Community shareholders was estimated to be approximately $84.1 million. Depending on the elections made by Community shareholders and holders of Community Stock options (see “The Merger—Treatment of Community Stock Options” beginning on page 58 of this document), and on the aggregate amount of cash consideration available for

Community shareholders under the terms of the merger agreement, certain Community shareholders who elect to receive cash consideration for all or a portion of their shares may receive shares of Susquehanna common stock, and certain Community shareholders who elect to receive shares of Susquehanna common stock for all or a portion of their shares may receive cash. Accordingly, there is no assurance that Community shareholders will receive the form of consideration that they elect with respect to any or all shares of Community common stock they own. Since the aggregate amount of cash consideration to be paid to Community shareholders is fixed, to the extent that Community shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Community shareholders based upon the allocation procedures set forth in the merger agreement. See “The Merger—Allocation” beginning on page 53 of this document.

In deciding how to vote, you should be aware that:

•

Community shareholders will not know at the time they vote the amount of per share cash consideration or stock consideration they will receive, regardless of the form of merger consideration they elect prior to the merger;

•	the value of shares of Susquehanna common stock to be received in exchange for each share of Community common stock may be more or less than $34.00 at the time of the merger; and

•

some Community shareholders may receive merger consideration with a total value higher than others depending on what election the shareholder chooses, what form of merger consideration they receive pursuant to the allocation procedures set forth in the merger agreement, and the value of the shares of Susquehanna common stock as of the time of the merger.

The elections of Community shareholders regarding the merger consideration may be adjusted to ensure that the cash consideration to be paid to Community shareholders is fixed in the manner described above, and that the remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Susquehanna will not issue any fractional shares to Community shareholders. Instead, such shareholders will receive cash in lieu of a fractional share of Susquehanna common stock.

The exchange ratio for stock consideration in the merger is fixed at 1.48 shares of Susquehanna common stock per share of Community common stock. If the market price of Susquehanna common stock immediately prior to the merger is above or below $22.97, Community shareholders who receive shares of Susquehanna common stock in exchange for their shares of Community common stock may receive consideration having a value above or below $34.00.

On                     , 2007, the closing price of Susquehanna common stock as reported on The NASDAQ Global Select Market was $                    . As a result, the value of Susquehanna common stock received by Community shareholders in exchange per share of Community common stock on                     , 2007, would be approximately $                    .

The following table illustrates possible variations in the value of shares of Susquehanna common stock to be received by Community shareholders in exchange for each share of Community common stock, based on a range of market prices of Susquehanna common stock.

Market Value of Susquehanna Common Stock(1)	Value of Susquehanna Common Stock Received in Exchange Per Share of Community Common Stock
$32.00	$47.36
$31.00	$45.88
$30.00	$44.40
$29.00	$42.92
$28.00	$41.44
$27.00	$39.96
$26.00	$38.48
$25.00	$37.00
$24.00	$35.52
$23.00	$34.04
$22.00	$32.56
$21.00	$31.08
$20.00	$29.60
$19.00	$28.12
$18.00(2)	$26.64
$17.00	$25.16
$16.00	$23.68

(1)	Based on assumed closing price of Susquehanna common stock as reported on The NASDAQ Global Select Market as of the date of exchange of merger consideration.
(2)	Community may terminate the merger agreement, without the consent of Susquehanna, if the trailing 20-day average closing stock price of Susquehanna prior to the merger is less than $18.38 and certain other conditions are met. See “The Merger—Termination of the Merger Agreement” beginning on page 74 of this document.

Ownership of Susquehanna After the Merger

Upon completion of the merger, Susquehanna shareholders will own approximately 60.8% of the combined company and Community shareholders will own approximately 39.2% of the company.

Election of Cash and/or Stock Consideration (See pages 51 through 53)

Community shareholders may elect to receive cash, shares of Susquehanna common stock or a combination of cash and Susquehanna common stock in exchange for their shares of Community common stock. As described above and elsewhere in this document, however, Community shareholders cannot be certain of receiving the form of consideration that they elect with respect to all of their shares of Community common stock.

Approximately one month prior to the anticipated time of completion of the merger or, as permitted by the merger agreement, at such other time as may be mutually agreed to by Susquehanna and Community, Community shareholders will receive a form of election and other transmittal materials with instructions for making their election as to the form of consideration they prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger—Election Procedure” beginning on page 51 of this document. If Community shareholders do not make an election by the election deadline, they will be deemed to have made an election to receive Susquehanna common stock to the extent there is an oversubscription of the available pool of cash consideration, and be deemed to have made an election to receive cash to the extent there is an oversubscription of the available pool of stock consideration, each subject to the allocation procedures described in this document. See “The Merger—Allocation” beginning on page 53 of this document.

Community Stock Options (See page 58)

Each holder of a Community stock option, whether vested or unvested, may elect, immediately prior to the anticipated time of completion of the merger, to cancel his or her stock option in exchange for a cancellation payment. Approximately one month prior to the anticipated time of completion of the merger (or, as permitted by the merger agreement, at such other time as may be mutually agreed to by Susquehanna and Community), Susquehanna will mail an option cancellation agreement (and other appropriate and customary information and transmittal materials) to each holder of an outstanding unexercised stock option (whether vested or unvested) to purchase shares of Community common stock. The option cancellation agreements will provide that, upon the Community option holder’s execution and delivery of the option cancellation agreement to Community, each Community option held by the holder will be cancelled upon completion of the merger in accordance with its terms, and the Community option holder will be entitled to, for each Community share subject to the option, a payment in cash on the effective date of the merger, equal to the excess of $34.00 over the exercise price per share of such option. Option cancellation agreements will be effective only if received by Community on or prior to the 29th day after the mailing date described above.

Each Community stock option plan and each unexercised Community option that remains outstanding and has not been cancelled as of the effective date of the merger will be assumed by Susquehanna. Susquehanna will not grant any new options or awards under these plans after the merger. Each Community option assumed by Susquehanna will continue to have, and be subject to, the same terms and conditions applicable to the Community option immediately prior to the effective date of the merger, except that (i) all Community options will be fully vested immediately prior to the effective date of the merger, (ii) each Community option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Susquehanna common stock equal to the product of the number of shares of Community common stock that were issuable upon exercise of the Community option immediately prior to the effective date of the merger multiplied by 1.48, rounded down to the nearest whole number of shares of Susquehanna common stock and (iii) the per share exercise price for the shares of Susquehanna common stock issuable upon the exercise of each assumed Community option will be equal to the quotient determined by dividing the exercise price per share of Community common stock at which such Community option was exercisable immediately prior to the effective date of the merger by 1.48, rounded up to the nearest whole cent.

Our Recommendations to Shareholders (See page 36)

Community Shareholders. The board of directors of Community believes that the merger is fair to, and in the best interests of, Community and unanimously recommends that Community shareholders vote “FOR” the approval and adoption of the merger agreement.

Susquehanna Shareholders. The Susquehanna board of directors believes that the merger is fair to, and in the best interests of, Susquehanna and recommends that Susquehanna shareholders vote “FOR” the approval and adoption of the merger agreement.

The Susquehanna board of directors believes that the amendment to the articles of incorporation to increase the number of authorized shares of common stock to 200,000,000 is in the best interests of Susquehanna and recommends that Susquehanna shareholders vote “FOR” the amendment to the articles of incorporation to increase the number of authorized shares of common stock.

Opinion of Community’s Financial Advisor (See pages 36 through 44)

Community’s financial advisor, Griffin Financial Group LLC, has provided its opinion to the Community board of directors, dated April 30, 2007 (the date on which Community’s board of directors approved the merger agreement), that, as of that date, and subject to and based on the considerations referred to in its opinion, the merger consideration to be paid pursuant to the merger agreement was fair, from a financial point of view, to holders of Community common stock. The full text of Griffin’s opinion is attached as Annex B to this document. The opinion of Griffin is not a recommendation to any Community shareholder as to how to vote on the merger agreement. Community urges its shareholders to read that opinion in its entirety. The opinion of Griffin will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Community does not currently expect that it will request an updated opinion from Griffin.

Opinion of Susquehanna’s Financial Advisor (See pages 44 through 50)

In deciding to approve the merger agreement, the board of directors of Susquehanna considered the oral opinion of Keefe, Bruyette & Woods, Inc. as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger. KBW has confirmed its oral opinion in writing. The opinion contains important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by KBW. We have attached this opinion, dated April 30, 2007, as Annex C to this document. The opinion of KBW is not a recommendation to any Susquehanna shareholder as to any matters relating to the merger. Susquehanna shareholders should read the KBW opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

Conditions to Completion of the Merger (See pages 66 through 67)

Completion of the merger is subject to a number of conditions, including:

•	the approval of the merger agreement by Community and Susquehanna shareholders;

•	the receipt of regulatory consents and approvals that are necessary to permit completion of the merger; and

•

receipt by Community and Susquehanna of tax opinions from their respective counsel that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Certain conditions to the merger may be waived by Susquehanna or Community, as applicable.

Approval by Susquehanna shareholders of the proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock is not a condition to completion of the merger.

We May Not Complete the Merger Without All Required Regulatory Approvals (See pages 73 through 74)

The merger requires the approval of the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. We will submit filings and notifications for these purposes with these regulatory agencies. We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (See pages 74 through 77)

The merger agreement contains customary termination provisions for a transaction of this type that may apply even if Community’s and Susquehanna’s shareholders approve the merger. In addition, either Community or Susquehanna may decide, without the consent of the other, to terminate the merger agreement if the merger is not completed by January 31, 2008.

Community may terminate the merger agreement, without the consent of Susquehanna, for the following reason, among others which are more fully described in this document:

•

(i) the trailing 20-day average closing stock price of Susquehanna prior to the merger is less than $18.38 and (ii) Susquehanna’s stock price has underperformed The NASDAQ Bank Index by 20% or more since April 30, 2007. This is subject to Susquehanna’s right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “The Merger—Termination of the Merger Agreement.”

Susquehanna may terminate the merger agreement, without the consent of Community, for the following reason, among others which are more fully described in this document:

•

if the Community board of directors withdraws or modifies, in a manner adverse to Susquehanna, its recommendation to its shareholders in order to accept a proposal or offer for a competing business combination between Community and a third party that is financially superior to the merger with Susquehanna.

Termination Fee (See page 76)

Community must pay Susquehanna a $30 million termination fee if the merger agreement terminates as a result of any of the events described in detail on page 76 of this document, and generally relating to the following:

•

Community’s (i) initiation, facilitation, approval or recommendation of an acquisition proposal from a third party, (ii) execution of a letter of intent or similar agreement relating to an acquisition proposal or (iii) failure to recommend to its shareholders approval of the merger with Susquehanna; or

•

Community receives an acquisition proposal from a third party prior to termination of the merger agreement for failure to consummate the merger by January 31, 2008, and any of the following events occurs within twelve months following such termination:

•	Community merges with a third party;

•	a third party directly or indirectly acquires more than 50% of the total assets or outstanding common stock of Community; or

•

Community institutes a plan of liquidation, recapitalization or share repurchase relating to more than 50% of its outstanding common stock or pays an extraordinary dividend relating to more than 50% of its outstanding common stock.

Material Federal Income Tax Consequences (See pages 54 through 56)

In general, for United States federal income tax purposes, if Community shareholders exchange their shares of Community common stock solely for cash in the merger, they will recognize gain or loss in an amount equal to the difference between the cash received and their adjusted tax basis in their Community common stock. If Community shareholders receive solely Susquehanna common stock in exchange for their shares of Community common stock, they generally will not recognize any gain or loss for United States federal income tax purposes. However, Community shareholders will have to recognize a gain in connection with cash received in lieu of fractional shares of Susquehanna common stock. If Community shareholders receive a combination of cash and Susquehanna common stock in the merger, they generally will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all Community shareholders. Community shareholders should consult their own tax advisors for a full understanding of the tax consequences of the merger to them.

Each of Susquehanna’s and Community’s obligations to complete the merger is conditioned on the receipt of a legal opinion about the federal income tax treatment of the merger. This opinion will not bind the Internal Revenue Service, which could take a different view.

Purchase Method Accounting of the Merger (See page 79)

The merger will be accounted for under the purchase method of accounting, as such term is defined under the accounting principles generally accepted in the United States of America.

Interests of Community Officers and Directors in the Merger that are Different Than or in Addition to Their Interests as Community Shareholders (See pages 59 through 65)

In addition to their interests as Community shareholders, the directors and executive officers of Community may have interests in the merger that are different from or in addition to interests of other Community shareholders. These interests relate to or arise from, among other things:

•

the continued indemnification of current directors and officers of Community and its subsidiaries pursuant to the terms of the merger agreement and providing these individuals with director’s and officer’s liability insurance;

•

the retention of certain directors of Community as directors of Susquehanna, and certain directors of CommunityBanks as directors of Susquehanna Bank PA, and payment to these directors of compensation for their service as directors;

•

the acceleration of vesting of unvested Community options held by Community directors and officers, and either (i) the conversion of Community options held by directors and officers into stock options to purchase shares of Susquehanna common stock or (ii) the cash-out of the Community options;

•

payment of certain amounts to certain officers of Community in consideration for the termination of their existing employment agreements with Community, including the amount necessary to cover any excise tax imposed on such payments under the Internal Revenue Code;

•	the assumption of certain supplemental retirement, death benefit and continued health benefit obligations under current employment agreements with certain Community officers; and

•

the assumption of obligations under current employment agreements with certain Community officers, the execution of new employment agreements with Eddie L. Dunklebarger, Community’s current Chairman, President and Chief Executive Officer and Jeffrey M. Seibert, Community’s current Executive Vice President of Banking Services and the potential receipt of substantial severance payments under employment agreements with certain officers of Community if their employment is terminated following completion of the merger.

Community’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. For information concerning the dollar amounts associated with these interests, please see the discussion on pages 59 through 65 under the caption “The Merger—Interests of Certain Persons in the Merger.” Certain officers of Community and CommunityBanks are expected to be appointed as officers of

Susquehanna and Susquehanna Bank PA upon completion of the merger and receipt of all required approvals. As employees of these surviving entities, they will be eligible for certain employee benefits as discussed on page 57 under the caption “The Merger—Employee Benefit Plans.”

As of the record date relating to Community’s special meeting of shareholders, the directors and executive officers of Community and their affiliates owned and were entitled to vote                     shares of Community common stock, which represents approximately     % of the outstanding shares of Community common stock. As of the record date relating to Susquehanna’s special meeting of shareholders, the directors and executive officers of Susquehanna and their affiliates owned and were entitled to vote                     shares of Susquehanna common stock, which represents approximately     % of the outstanding shares of Susquehanna common stock. Each of the directors and executive officers of Community and Susquehanna and their known affiliates has indicated to us that they intend to vote “FOR” approval of the merger agreement. As of the record date, directors and executive officers of Susquehanna and their affiliates held 193,942 shares of Community common stock and directors and executive officers of Community held 24,742 shares of Susquehanna common stock.

No Dissenters Rights (See page 77)

Neither Susquehanna nor Community shareholders are entitled to dissenters rights in connection with the merger.

Effect of the Merger on Rights of Community Shareholders (See pages 87 through 96)

The rights of Community shareholders are governed by Pennsylvania law, as well as Community’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Community shareholders who receive Susquehanna common stock in the merger also will be governed by Pennsylvania law, as well as Susquehanna’s articles of incorporation and bylaws. Although Susquehanna’s articles of incorporation and bylaws are similar in many ways to Community’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Community shareholders. A description of some of these important differences is discussed on pages 87 through 91 under the caption “Selected Provisions of the Articles of Incorporation of Susquehanna,” and pages 92 through 96 under the caption “Comparison of Shareholders’ Rights.”

Where You Can Find More Information (See pages 100 through 102)

If you would like more information about Susquehanna or Community, you should refer to documents filed by us with the Securities and Exchange Commission (SEC). We have identified these documents and instructions on how you can obtain copies of these documents beginning on page 100 under the section entitled “Where You Can Find More Information.”

HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

Selected Historical Consolidated Financial and Operating Data of Susquehanna Bancshares, Inc.

The following selected financial information for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 is derived from audited consolidated financial statements of Susquehanna Bancshares, Inc. The financial information as of and for the three months ended March 31, 2007 and 2006, is derived from unaudited financial statements. The results of operations for the three months ended March 31, 2007, are not necessarily indicative of the results of operations for the full year or any other interim period. Susquehanna’s management prepared the unaudited information on the same basis as it prepared Susquehanna’s audited consolidated financial statements. In the opinion of Susquehanna’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Susquehanna’s consolidated financial statements and related notes included in Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2006, and Susquehanna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference herein and from which this information is derived. Please see “Where You Can Find More Information” beginning on page 100.

UNAUDITED SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF SUSQUEHANNA BANCSHARES, INC.

	As of and for the Three Months Ended March 31,
			As of and for the Years Ended December 31,
	2007	2006	2006(2)	2005	2004(3)	2003	2002
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$8,159,181	$7,378,067	$8,225,134	$7,466,007	$7,475,073	$5,953,107	$5,544,647
Loans and leases, net of unearned income	5,393,665	5,042,755	5,560,997	5,218,659	5,253,008	4,263,272	3,830,953
Investment securities	1,440,795	1,211,028	1,403,566	1,154,261	1,245,414	988,222	1,126,407
Deposits	6,025,507	5,355,616	5,877,589	5,309,187	5,130,682	4,134,467	3,831,315
Borrowings	930,399	989,146	1,152,932	1,148,966	1,395,365	1,099,403	1,021,194
Shareholders’ equity	950,700	784,613	936,286	780,470	751,694	547,382	533,855

Income Statement Data:
Net interest income	63,048	59,737	256,770	242,245	214,018	187,006	187,240
Provision for loan and lease losses	2,000	2,675	8,680	12,335	10,020	10,222	10,664
Noninterest income	34,280	29,850	136,313	125,078	114,590	101,750	94,150
Noninterest expense	64,847	60,957	262,836	242,550	219,042	189,430	181,663
Income before taxes	30,481	25,955	121,567	112,438	99,546	89,104	89,063
Net income	20,727	17,701	83,638	79,563	70,180	62,373	61,721
Diluted earnings per share	0.40	0.38	1.66	1.70	1.60	1.56	1.55

Earnings Performance Ratios(1):
Return on average total assets	1.03%	0.96%	1.05%	1.07%	1.04%	1.09%	1.17%
Return on average shareholders’ equity	8.95	9.19	9.56	10.52	10.73	11.58	12.02
Net interest margin	3.67	3.76	3.77	3.76	3.60	3.65	3.96

Asset Quality Ratios(1):
Net loans and leases charged off to average loans and leases	0.21%	0.19%	0.10%	0.24%	0.16%	0.18%	0.23%
Non-performing assets to period-end loans and leases and other real estate owned	0.66	0.42	0.67	0.38	0.41	0.65	0.56
Allowance for loan and lease losses to non-performing loans and leases	196	288	175	309	265	172	218
Allowance for loan and lease losses to total loans and leases	1.15	1.07	1.13	1.03	1.03	1.00	1.04

Capital Ratios:
Leverage ratio	8.67%	7.93%	8.68%	7.77%	7.30%	8.34%	8.60%
Total risk-based capital ratio	12.50	11.83	12.48	11.61	11.30	12.06	13.13

(1)	Returns, net interest margin and charge-off data for the three-month periods ended March 31, 2007 and 2006 are annualized.
(2)	On April 21, 2006, Susquehanna completed its acquisition of Minotola National Bank. The acquisition was accounted for under the purchase method, and all transactions since that date are included in the consolidated financial statements.
(3)	On June 10, 2004, Susquehanna completed its acquisition of Patriot Bank Corp. The acquisition was accounted for under the purchase method, and all transactions since that date are included in the consolidated financial statements.

Selected Historical Consolidated Financial and Operating Data of Community Banks, Inc.

The following selected financial information for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 is derived from audited consolidated financial statements of Community Banks, Inc. The financial information as of and for the three months ended March 31, 2007 and 2006, is derived from unaudited financial statements. The results of operations for the three months ended March 31, 2007, are not necessarily indicative of the results of operations for the full year or any other interim period. Community’s management prepared the unaudited information on the same basis as it prepared Community’s audited consolidated financial statements. In the opinion of Community’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Community’s consolidated financial statements and related notes included in Community’s Annual Report on Form 10-K for the year ended December 31, 2006, Community’s Quarterly Report on Form 10-Q/A-Amendment No. 2 for the quarter ended March 31, 2007 and Community’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference herein and from which this information is derived. Please see “Where You Can Find More Information” beginning on page 100.

UNAUDITED SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF COMMUNITY BANKS, INC.

	As of and for the Three Months Ended March 31,
			As of and for the Years Ended December 31,
	2007(2)	2006	2006	2005(3)	2004	2003	2002
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$3,627,739	$3,421,562	$3,496,370	$3,332,430	$1,954,799	$1,861,063	$1,680,362
Loans and leases, net of unearned income	2,442,318	2,286,820	2,370,889	2,237,065	1,217,456	1,084,678	916,051
Investment securities	668,134	588,781	659,136	628,585	619,110	646,961	667,801
Deposits	2,529,187	2,373,865	2,513,182	2,294,367	1,305,537	1,230,685	1,132,913
Borrowings	578,110	549,828	475,554	548,900	482,706	470,114	404,658
Shareholders’ equity	490,564	475,587	486,161	476,673	152,341	143,406	129,162

Income Statement Data:
Net interest income	26,267	26,864	106,900	82,645	56,557	52,514	50,488
Provision for loan and lease losses	1,300	500	2,050	2,300	3,100	2,500	3,350
Noninterest income	5,084	8,384	34,967	26,437	23,213	20,463	13,975
Noninterest expense	22,141	20,533	84,885	75,069	49,993	45,718	39,300
Income before taxes	7,910	14,215	54,932	31,713	26,677	24,759	21,813
Net income	6,587	10,569	41,031	25,641	21,798	20,400	18,446
Diluted earnings per share	0.28	0.44	1.72	1.35	1.65	1.54	1.42

Earnings Performance Ratios(1):
Return on average total assets	0.75%	1.27%	1.21%	0.96%	1.12%	1.15%	1.17%
Return on average shareholders’ equity	5.49	8.96	8.63	8.04	14.96	15.03	15.46
Net interest margin	3.73	3.98	3.88	3.76	3.44	3.50	3.78

Asset Quality Ratios(1):
Net loans and leases charged off to average loans and leases	0.09%	0.03%	0.06%	0.05%	0.16%	0.17%	0.35%
Non-performing assets to period-end loans and leases and other real estate owned	0.65	0.52	0.53	0.47	0.62	1.19	1.15
Allowance for loan and lease losses to non-performing loans and leases	155	231	188	253	266	162	131
Allowance for loan and lease losses to total loans and leases	1.00	1.02	1.00	1.03	1.18	1.22	1.35

Capital Ratios:
Leverage ratio	9.18%	8.64%	8.74%	8.17%	8.80%	8.80%	8.23%
Total risk-based capital ratio	12.10	11.59	11.61	10.99	12.62	12.64	12.27

(1)	Returns, net interest margin and charge-off data for the three-month periods ended March 31, 2007 and 2006 are annualized.
(2)	In March 2007, Community also recorded a $4.4 million pre-tax charge for other-than-temporary impairment of investment securities.
(3)	On July 1, 2005, Community completed its acquisition of PennRock Financial Services Corp. The acquisition was accounted for under the purchase method, and all transactions since that date are included in the consolidated financial statements.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows information about Susquehanna’s financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma financial information in this document. The table sets forth the information as if the merger had become effective on March 31, 2007, with respect to financial condition data, and on January 1, 2007, with respect to results of operations data. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined companies’ results of operations. The pro forma financial information includes adjustments to record the assets and liabilities of Community at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. The unaudited pro forma combined condensed income statements for the three months ended March 31, 2007 include pre-tax merger related charges of $4.2 million from the Community acquisitions which closed on April 1, 2007. In March 2007, Community also recorded a $4.4 million pre-tax charge for other-than-temporary impairment of investment securities.

This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Susquehanna and Community and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 79 and “Where You Can Find More Information” beginning on page 100. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

As of or for the three months ended March 31, 2007
(dollars in thousands, except per share data)
Balance Sheet Data:
Total assets	$12,384,129
Investment securities	2,146,813
Loans and leases, net	7,872,619
Deposits	8,722,696
Borrowings	1,626,678
Shareholders’ equity	1,706,324

Income Statement Data(1):
Total interest income	175,334
Total interest expense	86,102

Net interest income	$89,232
Provision for loan and lease losses	3,835
Noninterest income	40,156
Noninterest expense	94,271
Income before taxes	31,282
Income taxes	8,705
Net income	22,577
Diluted earnings per share	$0.26

Earnings Performance Ratios(1)(2):
Return on average total assets	0.73%
Return on average shareholders’ equity	5.34%
Net interest margin	3.63%

Asset Quality Ratios(2):
Net loans and leases charged-off to average loans and leases	0.18%
Non-performing assets to average loans and leases and other real estate owned	0.65%
Allowance for loan and lease losses to non-performing assets	168.30%
Allowance for loan and lease losses to total loans and leases	1.10%

Capital Ratios:
Leverage ratio	7.94%
Total risk-based capital ratio	11.41%

(1)	Amounts include the Community acquisitions which closed on April 1, 2007. Included in the amounts are pre-tax, merger-related charges of $4.2 million from these transactions. Community also recorded a $4.4 million pre-tax charge for other-than-temporary impairment of investment securities.
(2)	Returns, net interest margin and charge-off data for the three-month period ended March 31, 2007 are annualized.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma combined and Community equivalent pro forma combined per share data. The pro forma data gives effect to the merger and is derived from the Susquehanna unaudited pro forma combined condensed financial statements included in this document. Please see the section of this document titled “Unaudited Pro Forma Combined Condensed Financial Statements” for a full description of the pro forma basis of presentation.

This data should be read together with the selected historical financial data of Community and Susquehanna and the Susquehanna unaudited pro forma combined condensed financial statements included in this document. This data should also be read together with Community’s and Susquehanna’s separate historical financial statements and notes thereto, incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 100. The per share data is not necessarily indicative of the operating results that Susquehanna would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

As of or for the Three Months Ended March 31, 2007
Comparative Per Share Data

Basic net income per share
Susquehanna historical	$0.40
Community with Community acquisitions(1)	0.14
Pro forma combined	0.26
Equivalent pro forma for one share of Community common stock(2)	0.39

Diluted net income per share
Susquehanna historical	$0.40
Community with Community acquisitions(1)	0.14
Pro forma combined	0.26
Equivalent pro forma for one share of Community common stock(2)	0.39

Cash dividends declared per share(3)
Susquehanna historical	$0.25
Community with Community acquisitions(1)	0.21
Pro forma combined	0.25
Equivalent pro forma for one share of Community common stock(2)	0.37

Book value per share
Susquehanna historical	$18.23
Community with Community acquisitions(1)	20.98
Pro forma combined	19.89
Equivalent pro forma for one share of Community common stock(2)	29.43

(1)	Amounts include the Community acquisitions which closed on April 1, 2007. Included in the amounts are pre-tax merger related charges of $4.2 million from these transactions. Community also recorded a $4.4 million pre-tax charge for other-than-temporary impairment of investment securities.
(2)	The Community equivalent pro forma information shows the effect of the merger from the perspective of an owner of Community common stock. We calculated the Community equivalent information by multiplying the Susquehanna and Community combined pro forma per share amounts by an assumed exchange ratio of 1.48 and after giving effect to the pro forma adjustments. Please note that a Community shareholder’s actual per share equivalent will be reduced by the percentage of cash such Community shareholder elects to receive. See “Unaudited Pro Forma Combined Condensed Financial Information” and “The Merger—Allocation.”
(3)	Susquehanna and Community have historically paid quarterly dividends, and Susquehanna expects to continue to declare dividends in accordance with historical practice.

RISK FACTORS

In considering whether to vote in favor of the proposal to approve the merger agreement, you should consider all of the information included in this document and its annexes and all of the information included in the documents we have incorporated by reference. In particular, you should consider the following risk factors.

Risks Relating to Community and Susquehanna Shareholders in Connection with the Merger

Some Community shareholders may not receive the form of merger consideration that they elect.

The aggregate amount of cash consideration to be paid in the merger will equal the product of $34.00 multiplied by 10% of the sum of (i) the outstanding shares of Community common stock and (ii) outstanding Community stock options on the third trading day prior to the merger, reduced by the cash amount to be paid by Susquehanna for cancellation of Community stock options. See “The Merger—Merger Consideration.” As of                     , 2007, the aggregate cash amount to be paid by Susquehanna was estimated to be approximately $84.1 million. The remaining merger consideration available for Community shareholders will be issued as shares of Susquehanna common stock. Depending on the elections made by all Community shareholders and holders of Community stock options, certain Community shareholders who elect to receive shares of Susquehanna common stock may receive cash consideration for all or a portion of their shares of Community common stock. Alternatively, certain Community shareholders who elect to receive cash consideration may receive shares of Susquehanna common stock for all or a portion of their shares of Community common stock.

In the event that Community shareholders oversubscribe for the available pool of cash or shares of Susquehanna common stock, either those Community shareholders electing to receive cash or those electing to receive Susquehanna common stock will have the consideration of the type they selected reduced on a pro rata basis and will receive all or a portion of their consideration in the form that they did not elect to receive. The pro rata allocation process will be administered by the exchange agent in a manner mutually agreed upon by Community and Susquehanna. Accordingly, at the time Community shareholders vote on the proposal to approve the merger agreement, they will not know the form of merger consideration that they will receive, regardless of their election prior to the merger. In addition, to the extent that Community shareholders receive all or a portion of the merger consideration in a form that they did not elect, they also will not know the tax consequences that will result upon the exchange of their shares of Community common stock. See “The Merger—Material Federal Income Tax Consequences.”

Because the market price of Susquehanna common stock fluctuates, Community shareholders cannot be sure of the market value of the Susquehanna common stock that they will receive in the merger.

Under the terms of the merger agreement, and subject to certain exceptions as described elsewhere in this document, the exchange ratio for the stock consideration to be issued in connection with the merger is fixed at 1.48 shares of Susquehanna common stock for each share of Community common stock. The closing price of Susquehanna common stock as reported on The NASDAQ Global Select Market was $22.28 on April 30, 2007, the date immediately preceding the day on which the merger was publicly announced. As of                     , 2007, the closing price of Susquehanna common stock as reported on The NASDAQ Global Select Market was $            . The market price of Susquehanna common stock may vary from these prices, and may also vary from the price on the date that this document is mailed to Community and Susquehanna shareholders or on the date of the respective special meetings of shareholders of Community and Susquehanna. The market price of Susquehanna common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Susquehanna. As a result of the fixed 1.48 exchange ratio, the market value of shares of Susquehanna common stock that a Community shareholder receives in the merger will decline correspondingly with declines in the market price of Susquehanna common stock prior to and as of the date merger consideration is exchanged.

There can be no assurance that the value of the Susquehanna common stock that Community shareholders receive in the merger will be substantially equivalent to the cash merger consideration of $34.00 per share, or that it will be substantially equivalent to the market price of Susquehanna common stock at the time Community shareholders vote to approve the merger agreement.

The market price of Susquehanna common stock may be affected by factors different from those affecting Community common stock.

Upon completion of the merger, Community shareholders will own approximately 39.2% of the combined company. Some of Susquehanna’s current businesses and markets differ from those of Community and, accordingly, the results of operations of Susquehanna after the merger may be affected by factors different from those currently affecting the results of operations of Community. For a discussion of the businesses of Susquehanna and Community and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” beginning on page 100.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which may adversely affect the value of the companies’ securities.

Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. Any of these events could have a negative impact on the value of Susquehanna and Community securities.

Upon completion of the merger, Community shareholders will become shareholders of a combined company that is controlled principally by current Susquehanna management and members of the Susquehanna board of directors.

Senior management of Susquehanna will constitute the majority of the management team of the combined company. The chairman, president and chief executive officer and the executive vice president and chief financial officer of the combined company will be the current senior management of Susquehanna in those positions. The initial board of directors of the combined company will include 20 members, 14 of which are current members of the Susquehanna board of directors.

If Susquehanna is unable to obtain financing in order to pay the cash portion of the merger consideration, it would cause a substantial reduction in Susquehanna’s cash flows and may put Susquehanna at a competitive disadvantage.

Susquehanna intends to effect a subordinated debt offering in order to finance the cash portion of the merger consideration to be paid to Community shareholders in connection with the merger. As of March 31, 2007, Susquehanna’s available cash was approximately $198 million. Susquehanna’s proposed offering will be subject to market and other customary conditions, including, but not limited to, general global and U.S. economic conditions, the market for the offered securities, and delivery of customary documents, officer certifications and representations prior to, or at the time of, the closing of the offering. There can be no assurance that Susquehanna will be able to complete an offering on commercially reasonable terms or at all. While the completion of such an offering is not a condition to completion of the merger, if Susquehanna were unable to effect the offering or to obtain financing from other sources, it would be required to use a substantial portion of its cash flow from operations to pay the cash portion of the merger consideration, which would significantly reduce Susquehanna’s available cash for operation or payment of dividends to its shareholders. A significant reduction in Susquehanna’s available cash for operation also may:

•	place Susquehanna at a competitive disadvantage compared to its competitors that have greater available cash flows from operations;

•	make Susquehanna more vulnerable to economic and industry downturns and reduce its flexibility in responding to changing business and economic conditions; and

•	limit Susquehanna’s ability to borrow funds for operations or to finance acquisitions in the future.

Risks Relating to Combined Operations following the Merger

Susquehanna may fail to realize the cost savings we estimated for the merger.

The success of the merger will depend, in part, on Susquehanna’s ability to realize the estimated cost savings from combining the businesses of Susquehanna and Community. Susquehanna’s management estimated at the time the proposed merger was announced that it expects to achieve total cost savings of approximately 35.0% of Community’s estimated 2007 non-interest expense, or approximately $33 million, through the reduction of administrative and operational redundancies. While Susquehanna and Community continue to believe these cost savings estimates are achievable as of the date of this document, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates also depend on the ability to combine the businesses of Susquehanna and Community in a manner that permits those cost savings to be realized. If the estimates of Susquehanna and Community turn out to be incorrect or Susquehanna and Community are not able to successfully combine their two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining the two companies may be more difficult, costly or time-consuming than Susquehanna expects, or could result in the loss of customers.

Susquehanna and Community have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause Susquehanna and Community to lose customers or cause customers to take their deposits out of Susquehanna’s and Community’s banks. Although Susquehanna expects that a majority of the customers of CommunityBanks will continue to have their accounts with Susquehanna Bank PA following the bank merger, to the extent that Susquehanna consolidates any of its branches in the future, some customers’ accounts may be transferred, in accordance with applicable notice and consent requirements, to a Susquehanna affiliate bank serving the market area where the customer is located. There can be no assurance that customers will readily accept changes to their banking arrangements after the merger.

Geographic concentration in one market may unfavorably impact Susquehanna’s and Community’s combined operations.

The operations of Community are concentrated in Pennsylvania and Maryland, and the operations of Susquehanna are heavily concentrated in the mid-Atlantic region, which includes Pennsylvania. As a result of this geographic concentration, Community’s and Susquehanna’s results, as a combined operating company, depend largely on economic conditions in these and surrounding areas. A deterioration in economic conditions in this market could:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for our products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Risks Relating to Susquehanna’s Business

Susquehanna may not be able to continue to grow its business, which may adversely impact its results of operations.

Susquehanna’s total assets have grown from approximately $5.5 billion at December 31, 2002, to $8.2 billion at December 31, 2006. Susquehanna’s business strategy calls for continued expansion. Susquehanna’s ability to continue to grow depends, in part, upon its ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities and acquire other bank and non-bank entities. In the event that Susquehanna does not continue to grow, our results of operations could be adversely impacted.

Susquehanna’s ability to grow successfully will depend on whether it can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond its control, such as national and regional economic conditions and interest rate trends. If Susquehanna is not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

Loss of certain of Susquehanna’s key officers would adversely affect its business.

Susquehanna’s future operating results are substantially dependent on the continued service of William J. Reuter, its Chairman, President and Chief Executive Officer; Drew K. Hostetter, its Executive Vice President, Treasurer and Chief Financial Officer; and Bernard A. Francis, Jr., its Senior Vice President and Group Executive. The loss of the services of Messrs. Reuter, Hostetter or Francis would have a negative impact on Susquehanna’s business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on Susquehanna’s business because of his leadership, business development skills and community involvement. Susquehanna does not maintain key man life insurance on Messrs. Reuter, Hostetter or Francis.

Susquehanna’s exposure to credit risk, because it focuses on commercial lending, could adversely affect its earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Susquehanna’s consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending and commercial mortgage lending, which comprised 17.6%, 19.1% and 28.5% of its total loan portfolio, respectively, as of December 31, 2006. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Because Susquehanna’s loan portfolio contains a significant number of commercial real estate, commercial and industrial loans and construction loans, the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact Susquehanna’s financial condition and results of operations.

If Susquehanna’s allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, its earnings would decrease.

In an attempt to mitigate any loan and lease losses that Susquehanna may incur, it maintains an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, Susquehanna cannot predict loan and lease losses with certainty, and cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed Susquehanna’s allowance, its earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review Susquehanna’s allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in Susquehanna’s allowance for loan and lease losses could reduce its earnings.

Changes in interest rates may adversely affect Susquehanna’s earnings and financial condition.

Susquehanna’s net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. Susquehanna expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities. That means either Susquehanna’s interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce Susquehanna’s net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce Susquehanna’s net interest income. Susquehanna is unable to predict changes in market interest rates, which are affected by many factors beyond its control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets.

Susquehanna attempts to manage risk from changes in market interest rates, in part, by controlling the mix of interest-rate-sensitive assets and interest-rate-sensitive liabilities. However, interest-rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect Susquehanna’s results of operations and financial performance.

Adverse economic and business conditions in its market area may have an adverse effect on Susquehanna’s earnings.

Substantially all of Susquehanna’s business is with customers located within Pennsylvania, Maryland and New Jersey. Generally, Susquehanna makes loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in its market area could reduce Susquehanna’s growth rate, affect its borrowers’ ability to repay their loans and, consequently, adversely affect

Susquehanna’s financial condition and performance. For example, a loss of market confidence in vehicle leasing paper and related residual values could have a negative effect on Susquehanna’s vehicle leasing subsidiary’s ability to fund future vehicle lease originations. If this should occur, Susquehanna’s vehicle leasing subsidiary’s revenues and earnings would be adversely affected. Further, Susquehanna places substantial reliance on real estate as collateral for its loan portfolio. A sharp downturn in real estate values in Susquehanna’s market area could leave many of its loans inadequately collateralized. If Susquehanna were to be required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings could be adversely affected.

If Susquehanna is not able to securitize assets, its liquidity and capital ratios could be negatively affected.

Susquehanna uses the securitization of financial assets as a source of funding and a means to manage capital. It is part of its core business. If Susquehanna were not able to securitize these assets for any reason, including without limitation, market conditions, a failure to maintain its investment-grade senior unsecured long-term debt ratings, or regulatory changes, it could negatively affect Susquehanna’s capital ratios and require Susquehanna to rely more heavily on other sources of funding such as repurchase agreements, brokered deposits and Federal Home Loan Bank borrowings.

Adverse business conditions in Susquehanna’s vehicle leasing subsidiary could adversely affect its financial performance.

Through its subsidiary, Boston Service Company, Inc. (which conducts business under the name Hann Financial Service Corp.), Susquehanna is involved in the vehicle leasing business. In 2005, Hann experienced a decrease in its vehicle origination, servicing, and securitization fees, due to a combination of decreased lease origination volumes and decreased fees from securitization transactions due to the current interest rate environment. These fees improved in 2006. Susquehanna believes that the reduction in volume principally resulted from special financing offers provided by the major automobile manufacturers in the first half of 2005.

If these special financing offers were to reoccur in 2007, Susquehanna’s financial performance could be negatively impacted. Additionally, in 2005, vehicle residual value expense at Hann increased significantly based upon service agreements with Auto Lenders Liquidation Center, Inc., a third party residual value guarantor. Under the terms of these servicing agreements, vehicle residual value expense was substantially less in 2006 and will be substantially less in 2007, 2008 and 2009. Beyond 2009, vehicle residual value expense could once again increase depending upon used vehicle market conditions. If this were to happen, it could have a negative impact on Susquehanna’s financial performance after 2009.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect Susquehanna’s profitability.

Susquehanna’s banking subsidiaries face substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of Susquehanna’s competitors enjoy advantages, including greater financial resources, higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Susquehanna’s net income by decreasing the number and size of loans that its banking subsidiaries originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, Susquehanna’s banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of its competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than Susquehanna does, which could decrease the deposits that Susquehanna attracts or require it to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Susquehanna’s ability to generate the funds necessary for lending operations. As a result, Susquehanna may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

Susquehanna’s banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of Susquehanna’s non-bank competitors are not subject to the same extensive regulations that govern its banking operations. As a result, such non-bank competitors may have advantages over Susquehanna’s banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit Susquehanna’s margins on banking and non-banking services, reduce its market share and adversely affect its earnings and financial condition.

Susquehanna continually encounters technological change, and it may have fewer resources than many of its competitors to continue to invest in technological improvements, which could reduce its ability to effectively compete.

The financial services industry undergoes rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Susquehanna’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in its operations. Many of Susquehanna’s competitors have substantially greater resources to invest in technological improvements. There can be no assurance that Susquehanna will be able to effectively implement new technology-driven products and services, which could reduce its ability to effectively compete.

Government regulation significantly affects Susquehanna’s business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, Susquehanna is subject to regulation by the Board of Governors of the Federal Reserve. Susquehanna’s three bank subsidiaries, as of December 31, 2006, are also regulated by the Board of Governors of the Federal Reserve and are subject to regulation by the state banking departments of the states in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. In addition, Susquehanna has non-bank operating subsidiaries from which it derives income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial service industry may limit the manner in which Susquehanna may conduct its business. Such changes may adversely affect Susquehanna, including its ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on Susquehanna. As a public company, Susquehanna is also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC and The NASDAQ Stock Market. Complying with these standards, rules and regulations may impose administrative costs and burdens on Susquehanna.

The Pennsylvania business corporation law and various anti-takeover provisions under Susquehanna’s articles of incorporation could impede the takeover of the company.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Susquehanna, even if the acquisition would be advantageous to shareholders. In addition, Susquehanna has various anti-takeover measures in place under its articles of incorporation. Any one or more of these measures may impede the takeover of Susquehanna without the approval of its board of directors and may prevent its shareholders from taking part in a transaction in which they could realize a premium over the current market price of Susquehanna’s common stock.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to the merger and the financial condition, results of operations, future performance and business of Susquehanna, Community and the combined company after completion of the merger. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to or incorporated by reference in this document, could affect the future results of the combined company following the merger and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	whether the transactions contemplated by the merger agreement will be approved by shareholders of Susquehanna and Community and applicable federal, state and local regulatory authorities;

•	the ability to complete the merger within our anticipated time-frame, or at all;

•	the ability to complete the merger of Susquehanna Bank PA and CommunityBanks within our anticipated time-frame, or at all;

•

Susquehanna’s ability to successfully integrate any assets, liabilities, customers, systems, employees and management personnel acquired into its operations in connection with the merger, and its ability to realize related revenue synergies and cost savings within the expected time frame, or at all;

•	adverse changes in Susquehanna’s or Community’s loan and lease portfolios and the resulting credit risk-related losses and expenses;

•	interest rate fluctuations which could increase Susquehanna’s or Community’s cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;

•	continued levels of loan quality and origination volume;

•	the adequacy of loss reserves;

•	the loss of certain key officers, including the loss of officers of Community after the merger, which could adversely impact Susquehanna’s business;

•	continued relationships with major customers;

•	Susquehanna’s ability to continue to grow its business, internally and through acquisition and successful integration of bank and non-bank entities while controlling costs;

•	adverse national and regional economic and business conditions;

•	compliance with laws and regulatory requirements of federal and state agencies;

•	competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect our profitability;

•	the ability to hedge certain risks economically;

•	Susquehanna’s ability to effectively implement technology-driven products and services;

•	changes in consumer confidence, spending, and savings habits relative to the bank and non-bank financial services we provide;

•	Community’s anticipated partial fourth quarter dividend;

•	Susquehanna’s ability to effect its proposed subordinated debt offering, or obtain other financing, in connection with funding the cash portion of the merger consideration; and

•	Susquehanna’s success in managing the risks involved in the foregoing.

Susquehanna and Community shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents incorporated by reference, the dates of those documents.

All subsequent written and oral forward-looking statements attributable to Susquehanna or Community or any person acting on their behalf in connection with the solicitation of proxies or otherwise in connection with the proposed merger are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Susquehanna nor Community undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge readers to carefully review and consider the various disclosures in Susquehanna’s and Community’s SEC filings, including, but not limited to, Annual Reports on Form 10-K for the year ended December 31, 2006.

THE SPECIAL SHAREHOLDERS’ MEETINGS

Community and Susquehanna will each hold a special meeting of its shareholders. Our boards of directors are providing you with this document in order to solicit your proxy for use at the shareholders’ meetings. We mailed this document and accompanying form of proxy to you on or about                     , 2007.

Times, Dates and Places

Community. Community will hold its special meeting of shareholders at                     , local time, on                     , 2007, at the Four Points Sheraton, 800 East Park Drive, Harrisburg, Pennsylvania 17111. Community may adjourn or postpone the special meeting to another date and/or place for proper purposes.

Susquehanna. Susquehanna will hold its special meeting of shareholders at                     , local time, on                     , 2007, at Susquehanna’s corporate headquarters, 26 North Cedar Street, Lititz, Pennsylvania 17543. Susquehanna may adjourn or postpone the special meeting to another date and/or place for proper purposes.

Record Date; Voting

Community:

Record Date. Community’s board of directors has fixed the close of business on                     , 2007, as the record date for the determination of the Community shareholders entitled to receive notice of and to vote at the special meeting.

Voting. Only holders of record of shares of Community common stock on the Community record date are entitled to notice of and to vote at the Community special meeting. Each holder of record of Community common stock as of the Community record date is entitled to cast one vote for each share of Community common stock held on the Community record date with regard to the approval and adoption of the merger agreement and each other matter that may properly come before the Community special meeting.

Susquehanna:

Record Date. Susquehanna’s board of directors has fixed the close of business on                     , 2007, as the record date for the determination of the Susquehanna shareholders entitled to notice of and to vote at the special meeting.

Voting. Only holders of record of shares of Susquehanna common stock on the Susquehanna record date are entitled to notice of and to vote at the Susquehanna special meeting. Each holder of record of Susquehanna common stock as of the Susquehanna record date is entitled to cast one vote for each share of Susquehanna common stock held on the Susquehanna record date with regard to the approval and adoption of the merger agreement, increasing the number of authorized shares of Susquehanna common stock to 200,000,000 and each other matter that may properly come before the Susquehanna special meeting.

Shares Beneficially Owned by Directors and Executive Officers

Community. As of                     , 2007, directors and executive officers of Community beneficially owned              shares of Community common stock, or approximately             % of the Community common stock outstanding as of such date, including options exercisable within 60 days of such date.

Susquehanna. As of                     , 2007, directors and executive officers of Susquehanna beneficially owned              shares of Susquehanna common stock, or approximately             % of the Susquehanna common stock outstanding as of such date, including options exercisable within 60 days of such date.

Proxies

Community:

Completed Proxies. All shares of Community common stock represented by properly executed proxies received before or at the special meeting of Community shareholders and not revoked will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Community will vote such proxy “FOR” the approval and adoption of the merger agreement.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement. A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Abstentions do not constitute votes cast and therefore will have no effect with respect to approval of the merger proposal.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal. If beneficial owners of Community shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval and adoption of the merger agreement. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Broker non-votes do not constitute votes cast and therefore will have no effect with respect to approval of the merger proposal.

Susquehanna:

Completed Proxies. All shares of Susquehanna common stock represented by properly executed proxies received before or at the special meeting of Susquehanna shareholders and not revoked will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Susquehanna will vote such proxy “FOR” the approval and adoption of the merger agreement and “FOR” the amendment to the articles of incorporation to increase the number of authorized shares of common stock to 200,000,000.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement and/or the proposal to amend the articles of incorporation to increase the number of authorized shares of common stock to 200,000,000. A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Since the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the merger proposal is required to approve the proposal, abstentions will have the effect of a vote “AGAINST” the merger proposal. Because the proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of common stock to 200,000,000 requires the affirmative vote of the holders of a majority of the common stock present in person or represented by proxy at the meeting, abstentions will have the same effect as a vote “AGAINST” the proposal.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal. If beneficial owners of Susquehanna shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval and adoption of the merger agreement. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Broker non-votes constitute votes entitled to be cast with respect to the merger proposal, and since the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the merger proposal is required to approve the proposal, such broker non-votes will have the effect of a vote “AGAINST” the merger proposal.

Revocation of Proxies

You may revoke your proxy at any time before its use by:

•	sending a written notice to the Secretary of Community or the Secretary of Susquehanna, as the case may be, stating that you would like to revoke your proxy;

•	delivering to the Secretary of Community or the Secretary of Susquehanna, as the case may be, a later-dated, signed proxy (including an Internet or telephone vote); or

•	attending the meeting of Community or Susquehanna, as the case may be, and voting in person.

Merely attending such meeting does not mean that you have revoked your proxy. You must attend the meeting and vote in person in order for your proxy to be revoked.

Solicitation of Proxies

The boards of directors of each of Community and Susquehanna are soliciting the proxies of Community shareholders and Susquehanna shareholders, respectively. In addition to solicitation by mail, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Both Community and Susquehanna will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies. Community does not plan to engage a third-party to help solicit proxies. Susquehanna has engaged Morrow & Company, Inc., a proxy solicitation firm, to assist it in the solicitation of proxies. Susquehanna has agreed to pay Morrow approximately $10,000 for its services. Susquehanna has also agreed to reimburse Morrow for disbursements by Morrow on Susquehanna’s behalf, including, among other things, disbursements and expenses related to the solicitation and televoting of holders of record as well as non-objecting beneficial owners. Morrow has agreed to protect the security and confidentiality of nonpublic personal information concerning Susquehanna’s customers, shareholders and potential customers. If necessary, Community or Susquehanna, as the case may be, may request the return of proxy cards by personal interview, mail, telephone, facsimile or other means of electronic transmission. The extent to which this will be necessary depends entirely upon how quickly proxy cards are returned. Please cast your vote by proxy immediately by mail, over the telephone or the Internet.

Community shareholders should not send in any stock certificates with their proxy cards. Stock certificates should be mailed in accordance with the instructions printed on the election form/letter of transmittal that will be sent to each Community shareholder at a later date.

As of the date of this document, the Community board of directors and the Susquehanna board of directors do not know of any business to be presented at the special meetings other than the proposals described above. If any other matters should properly come before either meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies. Community or Susquehanna might also ask their respective shareholders to vote upon a proposal to adjourn or postpone the shareholder meetings for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger proposal. Proxies voted “AGAINST” the merger proposal will not be used to vote for any adjournment under this authority.

PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETINGS

Community Proposals

Proposal 1—Approval and Adoption of the Merger Agreement

At the Community special meeting of shareholders, Community shareholders will consider and vote on a proposal to approve and adopt the merger agreement. Details about the merger, including Community’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed below in the section entitled “The Merger” beginning on page 32 of this document.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Community common stock entitled to vote on the proposal will constitute a quorum at the Community special meeting. Approval of the merger proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast by all Community shareholders voting on the proposal.

Community’s board of directors recommends that Community shareholders vote “FOR” the approval and adoption of the merger agreement.

Other Proposals

Community might also ask its shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

Susquehanna Proposals

Proposal 1—Approval and Adoption of the Merger Agreement

At the Susquehanna special meeting of shareholders, Susquehanna shareholders will consider and vote on a proposal to approve and adopt the merger agreement. Details about the merger, including Susquehanna’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed below in the section entitled “The Merger” beginning on page 32 of this document.

The presence, in person or by proxy, of a majority of the outstanding shares of Susquehanna common stock entitled to vote on the proposal will constitute a quorum at the Susquehanna special meeting. Approval of the merger proposal requires the presence of a quorum and the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the proposal.

Susquehanna’s board of directors recommends that Susquehanna shareholders vote “FOR” the approval and adoption of the merger agreement.

Proposal 2—Adoption of an Amendment to Susquehanna’s Articles of Incorporation to Increase Its Number of Authorized Shares of Common Stock to 200,000,000 Shares

[Susquehanna’s board of directors has approved an amendment to Susquehanna’s articles of incorporation which would increase the authorized number of shares of common stock, par value $2.00 per share, by 100,000,000 shares from 100,000,000 shares to 200,000,000 shares, subject to shareholder approval.] The authorized number of shares of Susquehanna’s preferred stock would remain 5,000,000 shares. Accordingly, the aggregate number of shares of capital stock, including both common stock and preferred stock, that would be authorized for issuance after giving effect to the proposed amendment would increase from 105,000,000 shares to 205,000,000 shares. The Susquehanna/Community merger is not dependent on the approval by

Susquehanna shareholders of this Proposal 2 to increase the authorized number of shares of Susquehanna common stock.

As of                     , 2007, there were              shares of Susquehanna’s common stock outstanding. In addition, as of that date, approximately              shares of common stock were reserved for issuance upon (i) the exercise of outstanding stock options, (ii) grants under Susquehanna’s stock incentive plans, and (iii) purchases under Susquehanna’s employee stock purchase plan. Finally, Susquehanna could issue up to              shares of Susquehanna common stock to Community shareholders in connection with the merger, which would leave a limited number of shares of Susquehanna common stock available for issuance in the future. No shares of Susquehanna’s preferred stock are issued or outstanding, and no change to Susquehanna’s preferred stock authorization will be made.

The additional common stock to be authorized by adoption of the proposed amendment to Susquehanna’s articles of incorporation would have rights identical to Susquehanna’s currently outstanding common stock. The proposed increase in the number of shares of common stock will not change the number of shares of stock outstanding; nor will it have any immediate dilutive effect or change the rights of current holders of Susquehanna’s common stock. However, to the extent that the additional authorized shares are issued in the future, they may decrease the percentage equity ownership of existing shareholders and, depending on the price at which they are issued, may dilute earnings and book value on a per share basis. Susquehanna’s shareholders have no preemptive rights to subscribe for additional shares of common stock when issued, which means that current shareholders do not have a prior right to purchase any newly-issued shares in order to maintain their proportionate ownership of Susquehanna’s common stock.

The proposed increase in the number of shares of common stock is not intended to inhibit a change of control. The board of directors is aware, however, that under certain circumstances the issuance of common stock could discourage, or make more difficult, efforts to obtain control of Susquehanna. The board of directors is not aware of any pending or threatened efforts to acquire control of Susquehanna and is not recommending this proposal as part of an anti-takeover strategy.

The proposed increase in the number of shares of Susquehanna’s authorized common stock will provide Susquehanna with the ability to issue common stock for a variety of corporate purposes and will ensure that shares will be available, if needed, for issuance in connection with stock splits or other recapitalizations, acquisitions or other business development efforts, equity financings and grants of stock options and with respect to the establishment of reserves for uses including employee incentive programs or other corporate purposes. Susquehanna’s board of directors reviews and evaluates potential capital raising activities, transactions and other corporate actions on an ongoing basis to determine if such actions would be in the best interests of Susquehanna and its shareholders. Susquehanna’s board of directors believes that the availability of the additional shares for such purposes would be beneficial.

Except for shares issuable upon the exercise of stock options and pursuant to the employee stock purchase plan, Susquehanna does not have any present plan, understanding, arrangement, commitment or agreement regarding the issuance of Susquehanna’s common stock. No further action or authorization by Susquehanna’s shareholders would be necessary prior to the issuance of the additional shares of common stock unless required by applicable law or regulatory agencies or by the rules of any stock exchange on which Susquehanna’s securities may then be listed. If the proposal is approved, it will become effective upon filing of articles of amendment to Susquehanna’s articles of incorporation with the Secretary of State of the Commonwealth of Pennsylvania.

If this proposal is approved, Articles of Amendment will be filed with the Department of State of the Commonwealth of Pennsylvania amending Susquehanna’s articles of incorporation by amending and restating Article 5 in its entirety to state the following:

“Article 5. The aggregate number of shares which the corporation will have the authority to issue is two hundred five million (205,000,000) shares, divided into two classes consisting of five million (5,000,000) shares of Preferred Stock, without par value (“Preferred Stock”) and two hundred million (200,000,000) shares of Common Stock, par value $2.00 per share (“Common Stock”).”

Approval of the proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of Susquehanna common stock requires the presence of a quorum and the affirmative vote of the holders of a majority of the common stock present in person or represented by proxy at the meeting.

Susquehanna’s board of directors recommends that Susquehanna shareholders vote “FOR” the proposal to amend Susquehanna’s articles of incorporation to increase the authorized shares of common stock as described in this proposal.

Other Proposals

Susquehanna might also ask the Susquehanna shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

THE MERGER

Background and Negotiation of the Merger

In 2002, Susquehanna implemented a long-term strategic plan to create shareholder value. Under the plan, Susquehanna’s primary strategies are internal growth through expansion of its customer base in existing markets and external growth through acquisitions in selected markets. The four major growth corridors that Susquehanna has focused on are as follows:

•	the Lancaster/York/Baltimore corridor, comprised of Lancaster and York counties in Pennsylvania, the city of Baltimore, and Baltimore, Carroll, Harford, Howard and Anne Arundel counties in Maryland;

•	the Greater Delaware Valley corridor, comprised of Chester, Montgomery, Delaware, Philadelphia and Bucks counties in Pennsylvania, and Gloucester, Camden, Burlington and Mercer counties in New Jersey;

•

the Interstate 81 corridor, comprised of Franklin, Cumberland and Adams counties in Pennsylvania, Washington and Frederick counties in Maryland, and Berkeley and Jefferson counties in West Virginia; and

•	the contiguous market area in between Susquehanna’s current bank subsidiaries.

Susquehanna routinely evaluates possible acquisitions of banks and businesses closely related to banking in these market areas. Since Community’s primary market area includes portions of the Greater Delaware Valley corridor and is contiguous to the primary market areas of two Susquehanna affiliate banks, Susquehanna Bank PA and Susquehanna Bank, it operates in targeted market areas of Susquehanna’s strategic plan. Accordingly, Community was an attractive merger candidate for Susquehanna.

Management and the board of directors of Community have periodically evaluated the company’s strategic direction. On February 8, 2007, Eddie L. Dunklebarger, Chairman, President and Chief Executive Officer of Community, met with representatives of Griffin Financial Group LLC, referred to as Griffin, to discuss Community’s strategic alternatives. Mr. Dunklebarger requested that Griffin make a presentation to the nominating and corporate governance committee of the board of directors, referred to as the committee, on February 27, 2007. The presentation included a possible affiliation with a larger institution and considered many industry factors including net interest margin trends, revenue diversification, consolidations of the industry from differing perspectives and the impact of these factors on Community specifically.

As a result of this meeting, the committee authorized Griffin to contact ten potential partners to gauge their level of interest in affiliating with Community. Nine of the ten interested parties executed confidentiality agreements and received information relating to Community’s operation and financial performance. Five of the nine parties, including Susquehanna, submitted non-binding indications of interest.

Griffin representatives met with all parties to discuss their indications of interest and to determine their willingness to increase their indication. Susquehanna agreed to increase its exchange ratio slightly.

The indications of interest were reviewed by the committee on April 17, 2007, and after clarification, the committee agreed to recommend to the board of directors that Community further evaluate the Susquehanna indication of interest.

The board of directors of Community held a meeting on April 19, 2007, at which representatives of Griffin presented a strategic alternatives analysis and reviewed the indications of interest. The board of directors, upon review of the indications of interest, authorized management to proceed to negotiate a transaction with Susquehanna.

In electing to pursue the Susquehanna indication of interest, the board considered, among other factors:

•	the indicated exchange ratio and value compared to other indications of interest;

•	the increase in the dividend on a Community per share basis;

•	the enhanced liquidity based on Susquehanna trading activity;

•	the advantages of scale of the pro forma combined entity;

•	the compatible community banking philosophy of both entities; and

•	the enhanced revenue diversification of the pro forma entity as compared to Community.

On April 24, 2007, Morgan, Lewis & Bockius LLP, outside counsel to Susquehanna for this transaction, provided an initial draft of the proposed merger agreement to Community and its counsel, Mette, Evans & Woodside. From April 24, 2007 to April 30, 2007, legal counsel for both Susquehanna and Community, together with the parties and their representatives, negotiated the terms of the definitive merger agreement and related documents.

On April 27, 2007, the Susquehanna board of directors held a meeting to consider the proposed transaction with Community. Also attending the meeting were representatives of Keefe, Bruyette & Woods, Inc., referred to as KBW, and Morgan, Lewis & Bockius LLP. At the meeting, William J. Reuter, Chairman, President and Chief Executive Officer of Susquehanna and Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial Officer of Susquehanna, together with representatives of KBW, reviewed with the board a financial analysis of the proposed transaction with Community. KBW rendered an oral opinion (subsequently confirmed in writing) as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger. Morgan, Lewis & Bockius LLP also reviewed with the board of directors the terms of the proposed merger agreement and related documents, as well as fiduciary duties of the directors in connection with the transaction. After lengthy discussion, Susquehanna’s board of directors voted to approve the merger agreement and to recommend that the Susquehanna shareholders approve the merger agreement. All of the Susquehanna directors, with the exception of one director who recused himself from voting due to a potential conflict of interest, voted to approve and adopt the merger agreement and the merger.

On April 30, 2007, the boards of directors of Community and CommunityBanks met jointly to consider the proposed merger of Community with Susquehanna and the merger of CommunityBanks with Susquehanna Bank PA. Also attending the meeting were William J. Reuter, President, Chairman and Chief Executive Officer of Susquehanna, representatives of Griffin Financial Group LLC, Community’s financial advisor, and Mette, Evans & Woodside, Community’s outside counsel. Mr. Reuter made a presentation to the boards, explaining Susquehanna’s reasons for the merger. After Mr. Reuter departed the meeting, Griffin reviewed with the boards a financial analysis of the merger and rendered an opinion as to the fairness to Community’s shareholders, from a financial point of view, of the consideration to be paid in the merger. Mette, Evans & Woodside reviewed with the boards of directors the terms of the proposed merger agreement with Susquehanna, the terms of the proposed merger between CommunityBanks and Susquehanna Bank PA and related documents, as well as fiduciary duties of directors in connection with the mergers. Officers of Community answered questions from the members of the boards. After extensive discussion, the Community board voted unanimously to approve the merger agreement with Susquehanna and authorized Community’s officers to call a special meeting of the Community shareholders to approve the merger agreement. The board of directors of CommunityBanks voted unanimously to approve the merger of the bank into Susquehanna Bank PA.

The parties executed the merger agreement and related documents on April 30, 2007, following the meeting of the Community and CommunityBanks boards, and publicly announced the merger on the morning of May 1, 2007.

Community’s Reasons for the Merger

At its April 30, 2007 meeting, the Community board of directors determined that the terms of the merger agreement and the merger with Susquehanna were in the best interests of Community. In making this determination, the board concluded that the merger with Susquehanna was superior to the other alternatives available to Community and to the prospects of continuing to operate Community as an independent, community-focused banking company.

In the course of reaching its decision to approve the merger agreement, the Community board of directors consulted with Griffin and Community’s counsel, Mette, Evans & Woodside. In addition to the considerations previously identified as significant with respect to Community’s decision to pursue a transaction with Susquehanna rather than other bidders, the board considered, among other things, the following:

•

The terms of the merger agreement provide that 10% of Community shares will be exchanged for $34.00 in cash and 90% of Community shares will be exchanged for 1.48 shares of Susquehanna common stock. The board noted that the 10-day average price for Susquehanna common stock was $23.11 which meant that Community shareholders would receive blended aggregate consideration of $34.18 per share. The board noted that this reflected approximately a 37.21% premium for Community shareholders over the $24.91 closing price of Community common stock on April 27, 2007, the trading day immediately preceding the day that the Community board approved the merger.

•

The fact that the Susquehanna indication required that up to 10% of the merger consideration be composed of cash at $34.00 per share (The Community board realized that if more than 10% of the issued and outstanding Community common stock elected to receive cash, certain shareholders would be required to receive a portion of the merger consideration in Susquehanna stock as opposed to cash).

•	The prices, multiples of earnings per share and premiums on core deposits in other recent acquisitions of financial institutions.

•

The fact that Community shareholders who receive stock would have the ability to continue to participate in the growth of the combined company on a tax-deferred basis and also would benefit as a result of the significantly greater liquidity of the trading market for Susquehanna common stock and that Community shareholders who desire immediate liquidity could elect to receive cash, noting that the receipt of cash could be taxable to such shareholders.

•	The opinion of Griffin that the consideration in the merger was fair to the shareholders of Community from a financial point of view.

•	The consolidation of the industry in general, and specifically, the reduction of potential acquirers for Community.

•	The ability of Community to achieve meaningful growth through acquisition.

•	The contraction in the net interest margin in the industry.

•	The risk profile of diversifying Community’s revenue stream to non-spread revenue sources in order to mitigate the industry’s contraction of the net interest margin.

•	Management’s familiarity with and review of Susquehanna’s business prospects and financial condition and revenue diversification, including its future prospects.

•

The pro forma financial effects of the proposed transaction, including the potential cost savings (resulting from back office efficiencies, consolidations and other cost savings) and enhanced revenue anticipated from the merger and the effects of the merger on the risk-based and leverage capital ratios of the combined company.

•	The enhanced revenue diversification attained by an affiliation with Susquehanna.

•	The increase in earnings per share for Community shareholders attained by an affiliation with Susquehanna.

•	The increase in dividends for Community shareholders through an affiliation with Susquehanna.

•

The alternatives of Community continuing as an independent community-focused banking company or combining with other potential merger partners, as compared to the effect of Community combining with Susquehanna pursuant to the merger agreement, and the determination that the merger transaction with Susquehanna presented the best opportunity for maximizing shareholder value and achieving Community’s other strategic goals.

•	A determination that a business combination with Susquehanna would expand Community’s lending capabilities and increase the range of financial products and services available to Community’s customers.

•

Susquehanna’s agreement that Eddie L. Dunklebarger would be appointed to the Susquehanna board of directors as vice chairman as well as become a member of Susquehanna’s executive management and that five other independent members of Community’s board of directors would become members of Susquehanna’s board of directors.

•	The possible negative impact the merger with Susquehanna would have on various constituencies served by Community, including potential job loss among certain Community employees.

•

The fact that Community employees who did not continue as Susquehanna employees would be entitled to receive severance pay, depending upon years of service and position with Community, and further that Community would be permitted to pay retention bonuses to designated Community employees in connection with the merger.

•

The provisions pertaining to Community’s ability in certain circumstances to withdraw its recommendation of the merger to the Community shareholders, and Community’s ability to recommend another transaction to the Community shareholders and pursue such transaction in certain circumstances.

•

The provisions permitting the Community board of directors to terminate the merger agreement if the value of Susquehanna common stock were to decline by more than 20% from its price after the announcement of the merger agreement and underperform by 20% or more as compared to an index of peer banking companies during the same time period.

•	The fact that the termination fee provision of the merger agreement could have the effect of discouraging superior proposals for a business combination between Community and a third party.

The foregoing discussion of the information and factors considered by the Community board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Community board of directors. In reaching its determination to approve and adopt the merger agreement and to recommend the merger, the Community board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

After deliberating with respect to the merger with Susquehanna, considering, among other things, the matters discussed above and the opinion of Griffin referred to above, the Community board of directors unanimously approved and adopted the merger agreement and the merger with Susquehanna.

Susquehanna’s Reasons for the Merger

At its meeting on April 27, 2007, Susquehanna’s board of directors determined that the terms of the merger agreement and the merger are in the best interests of Susquehanna. In making this determination, Susquehanna’s board of directors concluded, among other things, that the transaction with Community provides a unique strategic fit that will continue Susquehanna’s expansion into the Harrisburg and Lancaster, Pennsylvania area, a targeted growth corridor under its strategic plan.

In the course of reaching its decision to approve the merger agreement, Susquehanna’s board of directors consulted with KBW and Morgan, Lewis & Bockius LLP. The board considered, among other things, the factors described above and the following:

•

The board’s familiarity with and review of Community’s business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability.

•	The current and prospective economic and competitive environment facing the financial services industry generally.

•	The fact that the transaction will extend Susquehanna’s presence in the high growth, affluent markets of Adams, Berks, Chester, Cumberland, Dauphin, Lancaster and York counties in Pennsylvania.

•	The fact that Community’s operating philosophy and business lines (small to mid-sized business lending and wealth management), complement Susquehanna’s operating philosophy and business lines.

•	The belief that the cultural philosophy of Community’s management team fits well with Susquehanna’s strategic initiatives.

•	The opinion of KBW that the financial consideration to be paid in the merger is fair to Susquehanna from a financial point of view.

•	The belief that the transaction should be accretive to earnings per share in the first year after completion of the merger.

The foregoing discussion of the information and factors considered by Susquehanna’s board of directors is not intended to be exhaustive, but is believed to include the material facts considered by the Susquehanna board of directors. In reaching its determination to approve and recommend the merger agreement, Susquehanna’s board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given different weights to different factors.

After deliberating with respect to the merger with Community, considering, among other things, the matters discussed above and the opinion of KBW referred to above, the Susquehanna board of directors approved and adopted the merger agreement and the merger with Community. All of the Susquehanna directors, with the exception of one director who recused himself from voting due to a potential conflict of interest, voted to approve and adopt the merger agreement and the merger.

Recommendation of Community’s Board of Directors

Community’s board of directors believes that the terms of the transaction are in the best interests of Community and has approved the merger agreement. Accordingly, Community’s board of directors unanimously recommends that Community shareholders vote “FOR” approval and adoption of the merger agreement.

Recommendation of Susquehanna’s Board of Directors

Susquehanna’s board of directors believes that the terms of the transaction are in the best interests of Susquehanna and has approved the merger agreement. Accordingly, Susquehanna’s board of directors recommends that Susquehanna shareholders vote “FOR” approval and adoption of the merger agreement.

Opinion of Community’s Financial Advisor

On February 28, 2007, Community engaged Griffin Financial Group LLC to serve as its financial advisor in connection with the merger. Griffin was authorized to, and did, solicit third party indications of interest in acquiring Community or engaging in a business combination with Community. Griffin acted as financial advisor to Community in connection with the merger and participated in certain negotiations leading to the execution of the merger agreement, but the terms and conditions of the merger, including pricing, were determined through arm’s-length negotiations between Community and Susquehanna and the decision as whether to accept the Susquehanna proposal and the pricing of the merger was made by the board of directors of Community. On April 30, 2007, the Community board of directors held a special meeting to evaluate the proposed merger of Community with and into Susquehanna. At this meeting, Griffin rendered an opinion that, as of April 30, 2007, and based upon and subject to assumptions made, matters considered and qualifications and limitations set forth in Griffin’s written opinion, the merger consideration to be paid in the merger agreement was fair, from a financial point of view, to holders of Community common stock.

Community has the right to terminate the merger agreement if the average closing price of Susquehanna common stock for the twenty consecutive trading days ending on and including either of the two trading days immediately prior to the closing date is less than $18.38 (representing a 20% decline from a starting price of $22.97 and the equivalent of $27.20 for each share of Community that will be converted to Susquehanna common stock) and if the decline in the average closing price of Susquehanna common stock from $22.97 is at least 20% more than the change in the NASDAQ Bank Index (as measured by its closing price on April 30, 2007, as compared to the closing price of that day). Even if Community elects to terminate the merger agreement, the merger may still be completed if Susquehanna, at its option, chooses to increase the per share consideration, as defined in the merger agreement, to be paid for Community common stock to the equivalent of $27.88. It is not possible to know until two trading days before closing if the decline in the price of Susquehanna common stock will be 20% more than the change in the NASDAQ Bank Index. Griffin cannot predict whether or not the Community board would exercise its right to give notice to Susquehanna that Community desired to terminate the merger agreement, or whether Susquehanna would exercise its right to increase the exchange ratio, if these conditions were met. Griffin’s opinion does not address the fairness from a financial point of view of the exchange ratio if the above price conditions have been met and the Community board does not terminate the merger agreement. See “The Merger-Termination” beginning on page 74.

The full text of the written opinion of Griffin, dated April 30, 2007, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Griffin in connection with its opinion, is attached as Annex B to this proxy statement and is incorporated in this summary by reference. The summary of Griffin’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Community shareholders are urged to, and should, read Griffin’s opinion carefully and in its entirety. Griffin’s opinion speaks only as of the date of the opinion and was delivered to the Community board of directors for the use and benefit of the Community board of directors, and is directed only to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Community common stock, and it is not intended to be and does not constitute a recommendation to any shareholder of Community as to how any shareholder should vote with respect to the merger or any related matter. Griffin was not requested to opine as to, and Griffin’s opinion does not address, Community’s underlying business decision to proceed with or effect the merger, or the likelihood of the completion of the merger, nor does Griffin’s opinion address the relative merits of the merger compared to any other business strategies or alternatives that might be available to Community. The merger consideration to be paid in the merger and other terms of the merger were determined through arm’s-length negotiations between Community and Susquehanna and were approved by the Community board of directors. Griffin did not recommend any specific price per share or other form of consideration to Community or that any specific price per share or other form of consideration constituted the only appropriate consideration for the merger. The analysis of Griffin summarized below should not be viewed as determinative of the opinion of the Community board of directors with respect to the value of Community or of whether the Community board of directors would have been willing to agree to a different price per share or other forms of consideration.

For purposes of providing its opinion, Griffin, among other things:

(i) reviewed certain publicly available financial statements and other information of Community and Susquehanna, respectively, which it believed to be relevant;

(ii) reviewed certain non-public internal financial statements and other financial and operating data concerning each of Community and Susquehanna;

(iii) discussed the past and current operations, financial condition and the prospects of each of Community and Susquehanna with senior executives of Community and Susquehanna, respectively, including with respect to Susquehanna (x) the potential impact on Susquehanna of the merger, including potential cost savings, synergies and other strategic, financial and operational benefits which management of Susquehanna expects to realize from the combination of Community and Susquehanna and (y) the forecasted impact of the proposed merger on the future financial performance of Susquehanna;

(iv) reviewed analysts’ consensus estimates of earnings per share for Susquehanna for the years ending December 31, 2007 and 2008;

(v) reviewed the publicly reported historical price and trading activity for Community common stock and Susquehanna common stock, including a comparison of certain financial and stock market information for Community and Susquehanna with similar publicly available information for certain other financial institutions the securities of which are publicly traded;

(vi) participated in discussions and negotiations between Community and Susquehanna;

(vii) reviewed a draft of the merger agreement dated April 30, 2007;

(viii) to the extent publicly available, reviewed the terms of recent mergers and acquisitions involving companies deemed generally comparable to Community;

(ix) considered the competitive environment for financial institutions; and

(x) performed comparable company, selected reference transaction, pro forma merger, and discounted dividend analyses.

Griffin assumed and relied upon, without independent verification, the accuracy and completeness of the information made available to Griffin by Community and Susquehanna for the purposes of its opinion. Griffin also relied upon assurances from management of Community and Susquehanna that they are not aware of any facts and circumstances that may cause the information reviewed by Griffin to contain a misstatement or omission of a fact material to its opinion. With respect to non-public financial and operating forecasts, profit plans and information regarding Community, including the synergies, cost savings and other strategic, financial and operational benefits to be realized in connection with the completion of the merger, Griffin assumed that they were reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of Susquehanna, after giving effect to the merger. Griffin assumed that the merger will be treated as a tax-free reorganization for federal income tax purposes. Griffin expressed no opinion as to any legal, accounting or tax matters relating to the merger. Griffin assumed that the merger will be completed in accordance with the terms of the merger agreement without any waiver and all laws and regulations applicable to Community and Susquehanna and that, in the course of obtaining the necessary regulatory approvals or other approvals of the merger, no restrictions will be imposed that may have a material adverse effect on the future results of operation or financial condition of Susquehanna, Community or the combined entity, as the case may be, or on the contemplated benefits of the merger. Griffin did not make any independent valuation or appraisal of either of Community or Susquehanna or their respective assets or liabilities (including any hedge, swap, foreign exchange, derivative or off-balance sheet assets or liabilities), nor was Griffin furnished with any such appraisals. Griffin did not make any independent examination of the loans or loan loss reserves or examine any individual loan credit files of Community or Susquehanna. Griffin also assumed that the published estimates of third party research analysts constitute a reasonable basis upon which to evaluate the future financial performance of Susquehanna, and that the future performance of Susquehanna will not differ materially from such estimates. In addition, Griffin did not conduct a physical inspection of any of the properties or facilities of Susquehanna or Community.

Griffin’s opinion was based upon market, economic and other conditions as they existed on, and could be evaluated, as a practical matter, as of the date of its opinion. Griffin assumed, in all respects material to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement have not been nor will be waived. Griffin also assumed that there has been no material change in Susquehanna’s or Community’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Griffin. Griffin’s opinion does not address the relative merits of the merger as compared to any other business strategy which might exist for Community, nor does it address the underlying business decision of Community to engage in the merger. Griffin did not express an opinion as to what the value of Susquehanna common stock will actually be when issued or the prices at which Community common stock or Susquehanna common stock will trade at any time, including subsequent to announcement or completion of the merger, or whether Susquehanna will realize the intended specific strategic and operational objectives and benefits of the merger.

Summary of Analyses by Griffin

The following is a summary of the material analyses undertaken by Griffin in connection with its written opinion, dated April 30, 2007. The summary is not a complete description of the analyses underlying Griffin’s opinion or the presentations made by Griffin to the Community board, but summarizes the material analyses performed in connection with such presentations and its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Griffin did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Griffin believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying Griffin’s analyses and its opinion. The tables alone do not provide a complete description of the financial analyses.

The financial information, estimates of transaction costs, purchase accounting adjustments and expected cost savings discussed with Griffin were prepared by the respective management teams of Community and Susquehanna. Senior executives of Community and Susquehanna confirmed to Griffin that such estimates, adjustments and savings reflected the best currently available estimates and judgments of Community’s and Susquehanna’s respective management teams. Griffin expressed no opinion as to such estimates, adjustments and savings in its opinion. Community and Susquehanna do not publicly disclose internal management projections of the type discussed with Griffin in connection with the review of the merger. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Griffin also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Community, Susquehanna or Griffin. Any estimates set forth in Griffin’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities actually may be sold. Accordingly, no company, transaction, or business used in Griffin’s analyses as a comparison is identical to Community or Susquehanna or the merger. Thus, Griffin’s analyses and opinion are necessarily subjective.

Griffin prepared its analyses solely for review by Community’s board in connection with its evaluation of the merger. Community’s board of directors considered Griffin’s analyses at the April 30, 2007 board meeting. Griffin’s financial analyses were only one of the many factors considered by Community’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Community board of directors or management with respect to the merger or the merger consideration. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Griffin’s analyses do not reflect the value of Community’s common stock or Susquehanna’s common stock or the prices at which Community’s or Susquehanna’s common stock may be sold at any time.

Financial Terms of the Merger. Griffin reviewed the financial terms of the merger. Based upon the average closing price of Susquehanna’s common stock for the ten days ended April 27, 2007 of $23.11, and the exchange ratio of 1.48, and assuming 90% of Community shares of common stock are exchanged for shares of Susquehanna common stock and 10% of Community’s shares of common stock are exchanged for $34.00 cash per share, Griffin calculated an implied transaction value of approximately $34.18 per Community share and an implied aggregate transaction value of approximately $862 million. The implied aggregate transaction value was based upon 24,761,385 shares of Community common stock outstanding as of April 1, 2007, plus the value of outstanding options and warrants to purchase 1,411,055 shares of Community common stock calculated using $34.00 per share less a weighted average exercise price of $22.82 per share. Griffin noted that the transaction value represented a 37% premium over the April 27, 2007 closing sales price of Community common stock of $24.91 per share.

Market Value and Comparable Company Analyses. Using publicly available information, Griffin compared the financial condition, performance and market value measures of Community to the following eight Mid-Atlantic-based financial institutions with between $1.5 billion and $6 billion in assets:

•	Harleysville National Corporation

•	Lakeland Bancorp, Inc.

•	National Penn Bancshares, Inc.

•	Omega Financial Corporation

•	S&T Bancorp, Inc.

•	Sandy Spring Bancorp, Inc.

•	Sterling Financial Corporation

•	Sun Bancorp, Inc.

Using publicly available information, Griffin compared the financial condition, performance and market value measures of Susquehanna to the following four Mid-Atlantic-based financial institutions with between $5 billion and $10 billion in assets:

•	F.N.B. Corporation

•	First Commonwealth Financial Corporation

•	National Penn Bancshares, Inc.

•	Provident Bankshares Corporation

Griffin selected these companies because their businesses and operating profiles are reasonably similar to those of Community and Susquehanna. No comparable company identified above is identical to Community or Susquehanna. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect public trading values of such comparable companies. Mathematical analysis (such as determining the mean and median) is not by itself a meaningful method of using selected company data.

Griffin also compared Community’s and Susquehanna’s financial condition, performance and market value measures to the median and mean statistics of these peer reference groups of banks selected by Griffin. The Community and Susquehanna ratios were based on data obtained from SNL Financial’s online databases. For purposes of such analyses, the financial information used by Griffin was as of and for the twelve months ended March 31, 2007. Stock price information was as of April 27, 2007. Certain financial information prepared by Griffin, and as referenced in the tables presented below, may not correspond to the data presented in Susquehanna’s and Community’s historical financial statements as a result of different assumptions and methods used by Griffin to compute and analyze the financial data presented. SNL Financial is a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and merger and acquisition data for companies in the industries it covers.

The results of such comparison were as follows:

	Community	Peer Group Median	Peer Group Mean
Asset Quality:
Tangible Equity /Tangible Assets (%)	6.92	7.29	7.08
Borrowings/Assets (%)	13.60	10.49	11.67
Loans/Deposits (%)	96.57	89.89	91.54
Loan loss reserve/Loans (%)	1.00	1.08	1.17
Non-performing assets + 90 days delinquent/Assets (%)	0.44	0.37	0.51
Loan loss reserve/Non-performing assets (%)	154.53	176.49	256.21

Performance:
Return on average tangible equity (%)	19.57	16.92	17.53
Return on average assets (%)	1.21	1.21	1.12
Net interest margin (%)	3.88	3.71	3.78
Yield on earning assets (%)	6.95	6.55	6.61
Cost of funds (%)	3.56	3.50	3.35
Noninterest income/Operating revenue (%)	24.26	29.04	27.00
Efficiency ratio (%)	55.22	60.47	59.68

Market Statistics:
Price/Trailing 12-month earnings per share (x)	14.7	16.3	16.7
Price/Book value per share (%)	119.6	166.8	165.4
Price/Tangible book value per share (%)	251.4	257.5	254.7
Dividend yield (%)	3.4	3.3	3.1

	Susquehanna	Peer Group Median	Peer Group Mean
Asset Quality:
Tangible Equity & Trust Preferred/Tangible Assets (%)	8.31	8.19	8.16
Borrowings/Assets (%)	14.02	18.71	18.49
Loans/Deposits (%)	94.61	93.88	92.68
Loan loss reserve/Loans (%)	1.13	1.20	1.28
Non-performing assets + 90 days delinquent/Assets (%)	0.57	0.46	0.45
Loan loss reserve/Non-performing assets + 90 days delinquent (%)	134.40	160.15	229.18

Performance:
Return on average tangible equity (%)	15.24	22.72	21.61
Return on average assets (%)	1.05	1.12	1.07
Net interest margin (%)	3.77	3.50	3.51
Yield on earning assets (%)	6.85	6.89	6.84
Cost of funds (%)	3.72	3.67	3.72
Noninterest income/Operating revenue (%)	34.14	29.66	29.48
Efficiency ratio (%)	66.41	59.11	60.08

Market Statistics:
Price/Trailing 12-month earnings per share (x)	13.6	15.4	15.2
Price/Tangible book value per share (%)	200.2	310.0	302.4
Dividend yield (%)	4.39	4.64	4.72
Dividend Payout Ratio (%)	58.9	60.0	66.4

Selected Reference Transaction Analysis. Griffin reviewed publicly available information related to certain bank transactions which it selected and believed to be generally comparable to the proposed merger. These transactions included acquisitions of commercial banks with transaction values between $500 million and $1.5 billion announced since January 1, 2004. These transactions included:

Acquiror	Acquired Company
Wells Fargo & Co.	Placer Sierra Bancshares

Rabobank Nederland	Mid-State Bancshares

BB&T Corp	Main Street Banks, Inc.

Marshall & Ilsley Corp.	Gold Banc Corp. Inc.

Banco Bilbao Vizcaya Argentaria SA	Laredo National Bancshares

PNC Financial Services Group	Riggs National Corp.

BNP Paribas Group	Community First Bankshares

Huntington Bancshares Inc.	Unizan Financial Corp.

For each these selected merger transactions, Griffin used publicly available financial information, including information from SNL Financial’s online databases to determine:

•	The multiple of the selected transaction’s price per share to publicly-disclosed earnings per share for the latest twelve months at the time of announcement of the selected transaction;

•

The multiple of the selected transaction’s price per share to tangible book value per share using the acquired company’s most recent publicly-disclosed financial statements at the time of announcement of the selected transaction; and

•

The implied tangible book premium to core deposits (which means total deposits less certificates of deposit greater than $100,000) using the acquired company’s most recent publicly-disclosed financial statements at the time of announcement of the selected transaction.

Transaction multiples for the merger were derived from the $34.18 per share implied transaction value calculated by Griffin and financial data as of March 31, 2007. Griffin compared these results with announced, selected transaction multiples. The results of the analysis are set forth in the following table:

	Price/ LTM EPS (x)	Price/ Tangible Book (%)	Premium/ Core Dep. (%)
Transaction medians	20.03	326.74	24.81

Transaction means	19.97	332.51	25.84

Susquehanna/Community	20.23	353.77	26.09

Discounted Dividend Analysis. Griffin performed a discounted dividend analysis to generate reference ranges for the implied present value per share of Community and Susquehanna common stock assuming that each continued to operate as a stand alone company. These ranges were calculated using Susquehanna’s and Community’s internal estimates for core earnings per share and growth rates and were determined in each case by calculating a present value of the estimated future dividends of Community and Susquehanna, respectively, through 2012 plus a present value of the estimated terminal trading value of the common stock of Community and Susquehanna, respectively, as of the end of 2012.

Griffin estimated alternative terminal value ranges for Community and Susquehanna common stock at the end of 2012 using (1) a long-term earnings per share growth rate of 7.5% for Community and 7.5% for Susquehanna, (2) for Susquehanna, a dividend in 2007 consistent with Susquehanna’s current dividend and thereafter a similar payout ratio, (3) for Community, a dividend in 2007 at the current dividend level with similar payout ratios thereafter, and (4) a range of terminal value multiples of 15.0x to 20.0x for each of Community and Susquehanna. The estimated future dividends and terminal values resulting from the calculations described above were discounted to present values using discount rates of 10% to 14% for each of Susquehanna and Community. Griffin viewed these ranges as appropriate for companies with Community’s and Susquehanna’s respective risk characteristics.

The results of this analysis are set forth below:

	Community Terminal Value Price/Earnings Multiple

		15.0	16.0	17.0	18.0	19.0	20.0
Discount Rate	14.0%	$21.20	$22.36	$23.52	$24.67	$25.83	$26.99
	13.0%	22.26	23.48	24.70	25.92	27.14	28.36
	12.0%	23.38	24.67	25.96	27.24	28.53	29.82
	11.0%	24.58	25.93	27.29	28.65	30.01	31.37
	10.0%	25.84	27.28	28.71	30.15	31.58	33.02

	Susquehanna Terminal Value Price/Earnings Multiple

		15.0	16.0	17.0	18.0	19.0	20.0
Discount Rate	14.0%	$20.07	$21.10	$22.14	$23.17	$24.20	$25.24
	13.0%	21.05	22.14	23.23	24.32	25.40	26.49
	12.0%	22.08	23.23	24.38	25.53	26.68	27.83
	11.0%	23.19	24.40	25.61	26.83	28.04	29.25
	10.0%	24.36	25.64	26.92	28.20	29.48	30.76

Based on the above assumptions, Griffin determined that the present value of Community common stock ranged from $21.20 to $33.02 and the present value of Susquehanna common stock ranged from $20.07 to $30.76.

Pro Forma Merger Analysis. Griffin analyzed certain potential pro forma effects of the proposed merger, assuming the following: (1) 90% of Community’s outstanding shares of common stock and options to purchase common stock were exchanged for shares of Susquehanna common stock at an exchange ratio of 1.48 and 10% of Community’s shares of outstanding common stock and options to purchase common stock were exchanged for $34.00 cash per share, (2) without independent review by Griffin of underlying data or assumptions for accuracy or reasonableness, all purchase accounting adjustments, transaction costs and cost savings are as estimated by Susquehanna, (3) without independent review by Griffin of underlying data or assumptions for accuracy or reasonableness, the earnings estimates of Community were consistent with those discussed with senior executives of Community; (4) Susquehanna’s estimated annualized core earnings per share for the year ended December 31, 2007 was $1.58, exclusive of non-recurring charges, and (6) the merger was completed on January 1, 2007. This analysis indicated that the merger (assuming it was completed on a pro forma basis on January 1, 2007) would have had an accretive effect of 3.75% on Susquehanna’s earnings per share for the year ended December 31, 2007, assuming pre-tax cost savings equal to 35% of Community’s operating expenses. This analysis does not include the impact of any potential revenue enhancements available to the combined entity.

Fees Payable by Community to its Financial Advisor. Community paid Griffin a non-refundable fee of $150,000 for Griffin to act as Community’s exclusive financial advisor in connection with the proposed merger. Community has also agreed to pay Griffin a transaction fee of $6 million payable upon closing of the merger. Community has also agreed to reimburse certain of Griffin’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Griffin and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Opinion of Susquehanna’s Financial Advisor

On April 27, 2007, Susquehanna executed an engagement agreement with KBW. KBW’s engagement encompassed assisting Susquehanna in analyzing, structuring, negotiating and effecting a transaction with Community. Susquehanna selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Susquehanna and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On April 27, 2007, the Susquehanna board of directors held a meeting to evaluate the proposed merger of Community with and into Susquehanna. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger. On April 30, 2007, KBW confirmed its oral opinion to Susquehanna in writing.

The text of KBW’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Susquehanna shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion speaks only as of the date of the opinion. KBW’s opinion is directed to the Susquehanna board of directors and addresses only the fairness, from a financial point of view, of the consideration to be paid in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Susquehanna shareholder as to how the shareholder should vote at the Susquehanna special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things:

•	the merger agreement;

•	Annual Reports to shareholders and Annual Reports on Form 10-K of Community and Susquehanna;

•	Quarterly Reports on Form 10-Q of Susquehanna and Community;

•

held discussions with members of senior management of Susquehanna and Community regarding past and current business operations, regulatory relationships, financial condition, and future prospects of the respective companies;

•

reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Susquehanna and Community and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•

evaluated the potential pro forma impact of the merger on Susquehanna, including cost savings, that management of Susquehanna expects to result from a combination of the businesses of Susquehanna and Community;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt to verify, or assume any responsibility for verifying such information independently. KBW relied upon the management of Susquehanna and Community as to the reasonableness and achievability of the financial and operating forecasts and projections provided to KBW, and as to the assumptions and bases for those projections. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Susquehanna and Community are adequate to cover those losses. KBW did not make or obtain any valuations or appraisals of any assets or liabilities of Susquehanna or Community, and KBW did not examine any books and records or review individual credit files.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any material waivers; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications that may be imposed, will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Susquehanna common stock or Community common stock will trade following the announcement of the proposed merger or the actual value of the Susquehanna common shares when issued pursuant to the merger, or the prices at which the Susquehanna common shares will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Susquehanna and Community. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Susquehanna board in making its determination to approve and adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Susquehanna board or management of Susquehanna with respect to the fairness of the consideration paid in the merger.

Summary of Analyses by KBW

The following is a summary of the material analyses undertaken by KBW in connection with its written opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Susquehanna board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. The tables alone do not provide a complete description of the financial analyses.

Selected Peer Group Analysis. Using publicly available information, KBW compared the financial performance, financial condition, and market performance of Community to the following 14 depository institutions that KBW considered comparable to Community:

Companies included in Community’s peer group

•	Susquehanna Bancshares, Inc.;

•	F.N.B. Corporation;

•	First Commonwealth Financial Corporation;

•	National Penn Bancshares, Inc.;

•	S&T Bancorp, Inc.;

•	Harleysville National Corporation;

•	Sterling Financial Corporation;

•	Univest Corporation of Pennsylvania;

•	Pennsylvania Commerce Bancorp, Inc.;

•	Omega Financial Corporation;

•	Royal Bancshares of Pennsylvania, Inc.;

•	Citizens & Northern Corporation;

•	Leesport Financial Corp.; and

•	Republic First Bancorp, Inc.

To perform this analysis, KBW used financial information as of the three month period ended March 31, 2007, if available (and if not available, KBW used financial information as of December 31, 2006), and for the three or twelve month period ended March 31, 2007, if available (and if not available, KBW used financial information for the twelve month period ended December 31, 2006), as indicated in the tables below. Market price information was as of April 26, 2007, and earnings estimates were taken from First Call, a nationally recognized earnings estimate consolidator. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Community’s and Susquehanna’s historical financial statements, or to the data prepared by Griffin presented under the section “Opinion of Community’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Community’s financial performance:

Financial Performance Measures:	Community	Community Peer Group Median	Community Peer Group Maximum	Community Peer Group Minimum
Return on Average Tangible Equity(1)	18.97%	14.60%	26.96%	6.23%
Return on Average Assets(1)	1.16%	1.08%	1.62%	0.34%
Net Interest Margin(2)	3.76%	3.64%	4.58%	2.78%
Efficiency Ratio(1)	57.12%	59.95%	84.92%	43.95%

(1)	Calculated for the twelve month period ended either March 31, 2007 or December 31, 2006.
(2)	Calculated for the three month period ended either March 31, 2007 or December 31, 2006.

KBW’s analysis showed the following concerning Community’s financial condition:

Financial Condition Measures(1):	Community	Community Peer Group Median	Community Peer Group Maximum	Community Peer Group Minimum
Leverage Ratio	9.02%	8.71%	14.92%	7.28%
Tier 1 Capital Ratio	10.72%	10.60%	19.23%	9.23%
Non Performing Assets / Assets	0.43%	0.53%	1.18%	0.13%
Loan Loss Reserves / Loans	1.00%	1.16%	1.90%	0.95%

(1)	Calculated as of the three month period ended either March 31, 2007 or December 31, 2006.

KBW’s analysis showed the following concerning Community’s market performance:

Market Performance Measures:	Community	Community Peer Group Median	Community Peer Group Maximum	Community Peer Group Minimum
Price to earnings multiple, based on 2008 GAAP estimated earnings(1)	13.8x	13.8x	21.1x	10.3x
Price to book multiple value(2)	1.19x	1.62x	2.51x	1.09x
Price to tangible book multiple value(2)	2.53x	2.07x	3.84x	1.36x

(1)	Calculated based upon the closing price and earnings estimates as of April 26, 2007.
(2)	Calculated as of the three month period ended either March 31, 2007 or December 31, 2006.

Selected Transaction Analysis. KBW reviewed publicly available information related to certain mid-Atlantic, New England, Southeast (excluding Florida) and Ohio bank transactions announced since January 1, 2003 with announced transaction values between $250 million and $7.5 billion. The transactions included in the first group were:

Acquiror:	Acquired Company:
Huntington Bancshares Incorporated	Sky Financial Group Inc.
PNC Financial Services Group, Inc.	Mercantile Bankshares Corporation
Royal Bank of Canada	FLAG Financial Corporation
TD Banknorth Inc.	Interchange Financial Services Corporation
BB&T Corporation	Main Street Banks, Inc.
New York Community Bancorp, Inc.	Atlantic Bank of New York
Fulton Financial Corporation	Columbia Bancorp
TD Banknorth Inc.	Hudson United Bancorp
Community Banks, Inc.	PennRock Financial Services Corp.
PNC Financial Services Group, Inc.	Riggs National Corporation
SunTrust Banks, Inc.	National Commerce Financial Corporation
National City Corporation	Provident Financial Group, Inc.
Huntington Bancshares Incorporated	Unizan Financial Corporation
Sky Financial Group Inc.	Second Bancorp Incorporated
Partners Trust Financial Group, Inc.	BSB Bancorp, Inc.
North Fork Bancorporation, Inc.	Trust Company of New Jersey (The)
Banknorth Group, Inc.	CCBT Financial Companies, Inc.
Provident Bankshares Corporation PNC Financial Services Group, Inc. Mercantile Bankshares Corporation BB&T Corporation	Southern Financial Bancorp, Inc. United National Bancorp F&M Bancorp First Virginia Banks, Inc.

For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	the earnings per share of the acquired company for the latest 12 months of results publicly available prior to the time the transaction was announced;

•	estimated earnings per share of the acquired company for the calendar year of the announcement of the transaction; and

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

Transaction multiples for the merger were derived from the $34.00 per share transaction value and financial data as of March 31, 2007 for Community. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

	Susquehanna/ Community	Mid-Atlantic Median	Mid-Atlantic Maximum	Mid-Atlantic Minimum
Price / Trailing 12 months earnings per share	20.0x	21.0x	48.0x	10.6x
Price / Estimated earnings per share	20.1x	19.7x	36.9x	15.4x
Price / Tangible Book value	3.43x	3.19x	4.51x	1.75x

No company or transaction used as a comparison in the above analysis is identical to Susquehanna, Community or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value per share of Community common stock as of March 31, 2007. In this analysis, KBW assumed discount rates ranging from 11.0% to 14.0% to derive (i) the present value of the estimated free cash flows that Community could generate over the period beginning January 2007 and ending in December 2011, including certain expenses and cost savings forecasted as a result of the merger, and (ii) the present value of Community’s terminal value at the end of 2012. Terminal values for Community were calculated based on a range of 14.0x to 15.0x estimated 2012 earnings per share. In performing this analysis, KBW used Community’s 2007 and 2008 First Call earnings estimates and assumed 7% earnings per share growth thereafter. Certain data was adjusted to account for certain restructuring charges anticipated by management to result from the merger and management’s assumptions of cost savings resulting from the merger. In determining cash flows available to shareholders, KBW used forecasted dividend payout ratios (percentages of adjusted earnings per share payable to shareholders), which assume the maintenance of a minimum ratio of tangible common equity to tangible assets of 6.0%.

Based on these assumptions, KBW derived a range of implied equity values per share of Community common stock of $31.86 to $38.08.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Community common stock.

Forecasted Pro Forma Financial Analysis. KBW analyzed the estimated financial impact of the merger on Susquehanna’s 2008 estimated earnings per share and 2008 estimated cash earnings per share. Cash earnings per share is determined by adding per share amortization of acquisition-related intangible assets to earnings per share. For both Susquehanna and Community, KBW used First Call estimates of earnings per share for 2007 and 2008. In addition, KBW assumed that the merger will result in cost savings equal to management’s estimates. Based on its analysis, KBW determined that the merger would be accretive to Susquehanna’s earnings per share and cash earnings per share in 2008.

Furthermore, the analysis indicated that Susquehanna’s Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio would all remain above regulatory minimums for well capitalized institutions. This analysis was based on internal projections provided by Susquehanna’s and Community’s senior management teams. For all of the above analysis, the actual results achieved by Susquehanna following the merger may vary from the projected results, and the variations may be material.

Other Analyses. KBW reviewed the relative financial and market performance of Susquehanna and Community to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Community.

The Susquehanna board has retained KBW as an independent contractor to act as financial advisor to Susquehanna regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Susquehanna and Community. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Susquehanna and Community for KBW’s own account and for the accounts of its customers.

Susquehanna and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Susquehanna has agreed to pay to KBW at the time of closing of the merger a cash fee of $4,500,000. Pursuant to the KBW engagement agreement, Susquehanna also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

JPMorgan Chase & Co. also provided Susquehanna with supplemental financial advice in connection with Susquehanna’s evaluation of the merits of the merger. Susquehanna has also agreed to pay JPMorgan Chase & Co. a cash fee of $100,000 at the time of closing of the merger.

Merger Consideration

The merger agreement provides that at the effective time of the merger each share of Community common stock issued and outstanding immediately prior to the effective time will be converted into either $34.00 in cash or 1.48 shares of Susquehanna common stock. Community shareholders will have the right to elect to convert their Community common stock into cash, Susquehanna common stock or a combination of cash and Susquehanna common stock. See “—Election Procedure.” In the discussions below, we may refer to the number of shares of Susquehanna common stock to be received for each share of Community common stock being converted into Susquehanna common stock as the “per share stock consideration,” and to the amount of cash to be received for each share of Community common stock being converted into cash as the “per share cash consideration.”

Under the terms of the merger agreement, Susquehanna will pay a fixed amount of aggregate cash consideration to Community shareholders. The amount of cash consideration to be paid by Susquehanna will equal:

•

the product of $34.00 multiplied by 10% of the sum of (i) the outstanding shares of Community common stock and (ii) the outstanding Community stock options as of the third trading day prior to the effective date of the merger, calculated on a fully diluted basis, which is defined in the merger agreement to exclude shares of Community common stock held in treasury;

•	then reduced by the aggregate amount of cash to be paid by Susquehanna for the cancellation of Community options, as described below under “—Treatment of Community Stock Options.”

As of                     , 2007, the aggregate cash amount to be paid by Susquehanna to Community shareholders was approximately $84.1 million. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. As a result, the actual allocation of cash and shares of Susquehanna common stock that Community shareholders receive in the merger will depend on the elections of other Community shareholders and holders of Community options (see “—Treatment of Community Stock Options” below) and the number of outstanding Community stock options as of the effective time of the merger and may be different from what a Community shareholder actually elects. Since the aggregate amount of cash consideration to be paid to Community shareholders is fixed, to the extent that Community shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Community shareholders based upon the allocation procedures set forth in the merger agreement and described in further detail below.

Since the exchange ratio of 1.48 shares of Susquehanna common stock for each share of Community common stock is fixed, no assurance can be given that the value of the per share stock consideration that is received in the merger will be substantially equivalent to the $34.00 per share cash consideration. In addition, no assurance can be given that the value of the per share stock consideration that is received by a Community shareholder at the effective time of the merger will be substantially equivalent to the value of the per share stock consideration as it would be computed at the time of the vote to approve the merger or at the time Community shareholders elect the form of merger consideration to be received. As the market value of Susquehanna common stock fluctuates, based on numerous factors, the value of the shares of

Susquehanna common stock that a Community shareholder will receive will correspondingly fluctuate, and may be greater or less than the $34.00 per share cash consideration.

The per share stock consideration and per share cash consideration is subject to adjustment by Susquehanna if Community elects to terminate the merger agreement based on the following conditions existing shortly before the effective date of the merger:

•	the trailing 20-day average closing stock price of Susquehanna is less than $18.38; and

•	Susquehanna’s stock price has underperformed the NASDAQ Bank Index by 20% or more since April 30, 2007.

In this event, Susquehanna has the right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “—Termination of the Merger Agreement.” If this does not occur, the fixed exchange ratio of 1.48 shares of Susquehanna common stock and $34.00 in cash for each share of Community common stock will not change regardless of changes in Susquehanna’s stock price.

If, between the date of the merger agreement and the effective time of the merger, the shares of Susquehanna common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

No fractional shares of Susquehanna common stock will be issued to any Community shareholders upon completion of the merger. For each fractional share that would otherwise be issued, Susquehanna will pay cash in an amount equal to the product of the number of fractional shares held by the Community shareholder multiplied by the average closing price of Susquehanna common stock for the five trading days preceding the merger date. No interest will be paid or accrued on cash payable in lieu of fractional shares of Susquehanna common stock.

The terms of the merger were determined by Community and Susquehanna on the basis of arm’s-length negotiations.

Election Procedure

Subject to the allocation process described in the next section, each Community shareholder may elect to receive with respect to his or her shares of Community common stock, all cash, all Susquehanna common stock or a combination of cash and Susquehanna common stock.

Cash Election Shares. Community shareholders who elect to receive cash for some or all of their shares will receive the per share cash consideration in respect of that portion of the shareholder’s shares of Community common stock equal to the shareholder’s cash election, subject to the allocation process described below. In our discussion below, we refer to the shares held by Community shareholders who have made cash elections as “cash election shares.”

Stock Election Shares. Community shareholders who elect to receive Susquehanna common stock for some or all of their shares will receive the per share stock consideration in respect of that portion of the shareholder’s shares of Community common stock equal to the shareholder’s stock election, subject to the allocation process described below. In our discussion, we refer to the shares held by shareholders who have made stock elections as “stock election shares.”

No-Election Shares. Community shareholders who indicate that they have no preference as to whether they receive cash or Susquehanna common stock, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Community shareholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Community common stock. In our discussion we refer to the shares held by Community shareholders who have made a non-election as “no election shares.” See “—Allocation” below.

For example, assuming a Community shareholder holds 100 shares of Community common stock, if the shareholder makes:

•	An all stock election, he or she will receive 148 shares of Susquehanna common stock; or

•	An all cash election, he or she will receive $3,400 in cash.

The actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “—Allocation” below.

A fixed amount of cash consideration will be paid to Community shareholders as described above, and the remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, there is no assurance that a Community shareholder will receive the form of consideration that the shareholder elects with respect to any or all of his or her shares of Community common stock. If the elections of Community shareholders result in an oversubscription for the available pool of per share stock consideration or the per share cash consideration, the procedures for allocating Susquehanna common stock and cash to be received by Community shareholders will be followed by the exchange agent. See the section entitled “—Allocation” below.

Election Form. The merger agreement provides that 35 days prior to the anticipated date of completion of the merger, or on such different date as Community and Susquehanna shall mutually agree, the companies will mail to Community shareholders a form of election and other appropriate and customary transmittal materials. Each election form will allow the holder to specify (1) the number of shares with respect to which the holder elects to receive the per share stock consideration, (2) the number of shares with respect to which the holder elects to receive the per share cash consideration or (3) that the holder makes no election. The companies will mail the form of election to each Community shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date. Susquehanna will also make available forms of election to persons who become holders of Community common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

Holders of Community common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of Community common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m. on the 33rd day following the mailing date, will be deemed no election shares.

To make an election, a holder of Community common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be properly completed only if accompanied by certificates representing all shares of Community common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction of such certificate, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification).

An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Community common stock making a revocation, return the certificates of Community common stock submitted by that holder, and that holder will be deemed to have made a non-election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding these matters will be binding and conclusive. Neither Susquehanna nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Community shareholder at the effective time of the merger who has not previously and properly surrendered shares of Community common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Community common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Until a Community shareholder surrenders his or her Community stock certificates for exchange, such shareholder will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to Susquehanna common stock into which any shares of Community common stock may have been converted. When a Community shareholder surrenders his or her certificates, Susquehanna will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Community of any shares of Community common stock.

If certificates representing shares of Community common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Community common stock represented by that certificate will have been converted.

If a certificate for Community common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Allocation

A fixed amount of cash consideration will be paid to Community shareholders in the merger, so that Susquehanna will pay a cash amount equal to the product of $34.00 multiplied by 10% of the sum of (i) the outstanding shares of Community common stock and (ii) the outstanding Community stock options, as of the third trading day prior to the effective time of the merger (on a fully diluted basis, as defined in the merger agreement and as described above under “—Merger Consideration”), reduced by the aggregate cash amount paid by Susquehanna for the cancellation of Community stock options. As of                     , 2007, the cash amount to be paid by Susquehanna to Community shareholders was approximately $84.1 million. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, there is no assurance that Community shareholders will receive the form of merger consideration that they elect with respect to any or all shares of Community common stock they hold. If the elections of all of the Community shareholders and the cancellation of Community stock options result in an oversubscription of the available pool of cash or Susquehanna common stock, the exchange agent will allocate between the cash and shares of Susquehanna common stock to be received by Community shareholders in the manner described below. The aggregate amount of cash consideration available for Community shareholders in the merger is referred to below as the “total cash amount.”

Oversubscription of the Cash Consideration. If the aggregate cash amount that would be paid in the merger upon the conversion of the cash election shares and the cancellation of Community stock options is more than the total cash amount, then:

•	all stock election shares and no election shares will be converted into the per share stock consideration;

•

the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares to be converted into the per share stock consideration such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

•	all shares selected by the exchange agent through the pro rata selection process described in the point above will be converted into the per share stock consideration; and

•	the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

Oversubscription of the Stock Consideration. If the aggregate cash amount that would be paid in the merger upon the conversion of the cash election shares is less than the total cash amount, then:

•	all cash election shares will be converted into the per share cash consideration;

•

the exchange agent will then select from among the no election shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

•	all shares selected by the exchange agent through the pro rata selection process described in the point above will be converted into the per share cash consideration; and

•

the stock election shares and no election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

The allocation described above will be computed by the exchange agent within 10 days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by Community and Susquehanna.

Because the United States federal income tax consequences of receiving cash, Susquehanna common stock, or both cash and Susquehanna common stock will differ, Community shareholders are urged to read carefully the information set forth under the caption “—Material Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the per share stock consideration can fluctuate in value during the election period, the economic value per share received by Community shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Community stockholders who receive cash consideration.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a Community shareholder who holds shares of Community common stock as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to Community shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to Community shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Community shareholders who hold their shares of Community common stock as part of a hedge, straddle or conversion transaction, Community shareholders who acquired their shares of Community common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

Community shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon the receipt by Community of the opinion of Mette, Evans & Woodside, counsel to Community, and the receipt by Susquehanna of the opinion of Morgan, Lewis & Bockius LLP, counsel to Susquehanna, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Community and Susquehanna) which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Community nor Susquehanna intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below sets forth the opinions of Morgan, Lewis & Bockius LLP and Mette, Evans & Woodside as to the material United States federal income tax consequences of the merger to Community shareholders. Such consequences generally will depend on whether Community shareholders exchange their Community common stock for cash, Susquehanna common stock or a combination of cash and Susquehanna common stock.

Exchange solely for cash. In general, if, pursuant to the merger, a Community shareholder exchanges all of his or her shares of Community common stock actually owned by him or her solely for cash, such holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Community common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Community common stock surrendered is more than one year. If, however, a Community shareholder exchanges all of his or her shares of Community common stock actually owned by him or her solely for cash and also constructively owns shares of Community common stock that are exchanged for shares of Susquehanna common stock in the merger or owns shares of Susquehanna common stock actually or constructively after the merger, the consequences to such holder may be similar to the consequences described below under the heading “—Exchange for Susquehanna common stock and cash.”

Exchange for Susquehanna common stock. If, pursuant to the merger, a Community shareholder exchanges all of his or her shares of Community common stock actually owned by him or her solely for shares of Susquehanna common stock, such holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Susquehanna common stock (as discussed below). The aggregate adjusted tax basis of the shares of Susquehanna common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Community common stock surrendered for the Susquehanna common stock (reduced by the tax basis allocable to any fractional share of Susquehanna common stock for which cash is received), and the holding period of the Susquehanna common stock will include the period during which the shares of Community common stock were held by the Community shareholder.

Exchange for Susquehanna common stock and cash. If, pursuant to the merger, a Community shareholder exchanges all of his or her shares of Community common stock actually owned by him or her for a combination of Susquehanna common stock and cash, such shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Susquehanna common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of Community common stock surrendered) and (2) the amount of cash received pursuant to the merger. Any recognized gain generally will be long-term capital gain if the Community shareholder’s holding period with respect to the Community common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Community shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible treatment of cash as a dividend” below.

The aggregate tax basis of Susquehanna common stock received by a Community shareholder that exchanges his or her shares of Community common stock for a combination of Susquehanna common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Community common stock surrendered for Susquehanna common stock and cash, reduced by the amount of cash received by the Community shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the Community shareholder on the exchange. The holding period of the Susquehanna common stock will include the holding period of the shares of Community common stock surrendered.

Possible treatment of cash as a dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Community shareholder’s deemed percentage stock ownership of Susquehanna. For purposes of this determination, Community shareholders will be treated as if they first exchanged all of their shares of Community common stock solely for Susquehanna common stock and then Susquehanna immediately redeemed (the “deemed redemption”) a portion of such Susquehanna common stock in exchange for the cash actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if (1) the deemed redemption is “substantially disproportionate” with respect to the Community shareholder (and the shareholder actually or constructively owns after the deemed redemption less than 50% of voting power of the outstanding Susquehanna common stock) or (2) the deemed redemption is “not essentially equivalent to a dividend.”

In applying the above tests, a Community shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex and dependent upon a Community shareholder’s specific circumstances, each shareholder that may be subject to these rules should consult his or her tax advisor.

Cash received in lieu of a fractional share. Cash received by a Community shareholder in lieu of a fractional share of Susquehanna common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Community common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Community common stock is more than one year.

Backup Withholding. If a Community shareholder receives cash in exchange for surrendering shares of Community common stock, the shareholder may be subject to backup withholding at a rate of 28% if the shareholder is a non-corporate United States person and (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a Community shareholder’s individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Community shareholders are strongly urged to consult with their tax advisors to determine the particular United States federal, state, local and foreign income and other tax consequences to them of the merger.

Employee Benefit Plans

Employee Benefit Plans. Following the effective date of the merger, employees of Community and its subsidiaries will be eligible to participate in those benefit plans of Susquehanna or its subsidiaries in which similarly situated employees of Susquehanna or its subsidiaries participate, to the same extent that similarly situated employees of Susquehanna or its subsidiaries participate; provided, however, that until the first anniversary after the effective date of the merger, Susquehanna may instead provide that employees of Community and its subsidiaries will continue to participate in the employee benefit plans of Community and its subsidiaries on a basis that is no less favorable to such employees of Community and its subsidiaries than those plans under which they participated immediately prior to the effective date of the merger. After the effective date of the merger, Susquehanna may elect not to provide to employees of Community and its subsidiaries any benefits that are not then provided by Susquehanna or its subsidiaries to its own employees, notwithstanding that such benefits were provided to Community employees immediately prior to the effective date of the merger. In the case of benefits that are provided to employees of Susquehanna and its subsidiaries as of the effective date of the merger but are not provided by Community or its subsidiaries to its employees prior to the effective date of the merger, then Susquehanna will, as soon as possible, but in no event later than one year after the effective date of the merger, include the employees of Community and its subsidiaries in the plans of Susquehanna under which such additional benefits are available.

With respect to each employee benefit plan of Susquehanna and its subsidiaries for which length of service is taken into account for any purpose, service with Community or any of its subsidiaries will be treated as service with Susquehanna for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlements (but not for accrual of benefits under defined benefit pension plans); provided that such service will not be recognized to the extent that such recognition would result in a duplication of benefits. Such length of service will also be taken into account for purposes of satisfying waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations, if permitted by the plan. In addition, if permitted by the plan, each plan of Susquehanna and its subsidiaries will waive pre-existing condition limitations to the same extent waived under the applicable Community plan. Community employees will also be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the relevant plan of Susquehanna and its subsidiaries.

Benefit Agreements

Severance Plan; Change of Control Retention Plan. Under the terms of the merger agreement, Susquehanna and Community have agreed that, prior to the effective time of the merger, Community may adopt a severance plan and a change of control retention plan.

Susquehanna has agreed that if the severance plan and/or change of control retention plan are adopted, Susquehanna will maintain in full force and effect, without amendment or modification, (i) for a period of no less than one year following the effective date of the merger, the severance plan and (ii) the change of control retention plan until such time as all Susquehanna or Community obligations are fulfilled thereunder. The severance plan will provide each Community employee two weeks of severance pay (at his or her then current pay rate) for each year of service with Community or any of its subsidiaries prior to the Community employee’s employment termination date; provided that the minimum benefit for Community employees shall be four weeks’ salary, and the maximum severance benefit will be fifty-two weeks salary for exempt employees and twenty-six weeks’ salary for non-exempt employees.

With respect to the change of control retention plan, Community intends to create a pool of up to $1,000,000 available for payment to employees of Community and its subsidiaries mutually identified by Community and Susquehanna.

Employee Stock Purchase Plan. Pursuant to the terms of the merger agreement, Community is required to terminate its Employee Stock Purchase Plan, or ESPP, immediately prior to the effective time of the merger. Upon the effective termination of the ESPP, Community will, at each employee’s option, either distribute all shares held in the employee’s account or maintain the account with Community’s transfer agent in accordance with the terms of the ESPP.

Dividend Reinvestment Program. Pursuant to the terms of the merger agreement, Community is required to terminate its Dividend Reinvestment Program, or DRIP. Community terminated the DRIP effective as of June 30, 2007. Upon the effective termination of the DRIP, each participant’s account will continue to be maintained with Community’s transfer agent in accordance with the terms of the DRIP. At any time, a participant may request that the transfer agent distribute the shares held in the account. However, cash will be paid in lieu of any fractional shares held in the account upon distribution.

Outplacement Services for Community Employees. After the effective time of the merger, Community employees who are part of any reduction in force in connection with the merger will be eligible to participate in Susquehanna’s outplacement services plan for employees of Susquehanna and its subsidiaries. These outplacement services will be provided for a period of not less than six months by an outplacement agency selected by Susquehanna.

Treatment of Community Stock Options

Acceleration of Vesting of Options. All unvested Community options granted under the Community option plans will become fully vested and exercisable immediately prior to the effective date of the merger.

Stock Options. Each holder of a Community option, whether vested or unvested, may elect, immediately prior to the anticipated time of completion of the merger, to cancel his or her Community options in exchange for a cancellation payment. An option cancellation agreement (and other appropriate and customary information and transmittal materials) will be mailed approximately one month prior to the anticipated time of completion of the merger (or, as permitted by the merger agreement, at such other time as may be mutually agreed to by Susquehanna and Community) to each holder of an outstanding unexercised Community option under the Community option plans. The option cancellation agreements will provide that, upon the Community option holder’s execution and delivery of the option cancellation agreement to Community, each Community option held by the holder will be cancelled upon completion of the merger in accordance with its terms, and the Community option holder will be entitled to a payment in cash on the effective date of the merger equal to the product of (i) the excess, if any, of (x) $34.00 over (y) the exercise price per share of Community common stock subject to the option, multiplied by (ii) the total number of shares of Community common stock subject to the option immediately prior to its cancellation. Option cancellation agreements will be effective only if received by Community on or prior to the 29th day after the mailing date described above.

Each unexercised Community option for which no option cancellation agreement is received by Community that remains outstanding under a Community option plan as of the effective date of the merger and each Community option plan will be assumed by Susquehanna. Susquehanna will not grant any new options or awards under the Community option plans after the merger. Each Community option assumed by Susquehanna will continue to have, and be subject to, the same terms and conditions of such Community option immediately prior to the effective date of the merger, except that (i) all Community options shall become fully vested immediately prior to the effective date of the merger, (ii) each Community option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Susquehanna common stock equal to the product of the number of shares of Community common stock that were issuable upon exercise of such Community option immediately prior to the effective date of the merger multiplied by 1.48, rounded down to the nearest whole number of shares of Susquehanna common stock, and (iii) the per share exercise price for the shares of Susquehanna common stock issuable upon the exercise of such assumed Community option will be equal to the quotient determined by dividing the exercise price per share of Community common stock at which such Community option was exercisable immediately prior to the effective date of the merger by 1.48, rounded up to the nearest whole cent.

Interests of Certain Persons in the Merger

In considering the recommendation of the Community board of directors that Community shareholders vote in favor of approval of the merger agreement, Community shareholders should be aware that certain Community executive officers and directors have interests in the merger that may be different from, or in addition to, their interests as shareholders of Community. Community’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Indemnification and Insurance. Susquehanna and Community have agreed in the merger agreement that, from and after the effective time of the merger, Susquehanna will indemnify and hold harmless each present and former director and officer of Community or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or such person’s position as a former director or officer of Community. Susquehanna has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of Community to be covered by the directors’ and officers’ insurance policy maintained by Community or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Community’s policy.

Bonus acceleration. Community intends to pay, prior to the effective time of the merger, a pro-rata bonus for the year ending December 31, 2007, to each eligible officer or employee. Such bonus will be paid based on the rate at which bonus expense is accrued under Community’s 2007 budget. Community will make bonus payments to its employees for 2007, determined consistently with past practice and in accordance with its annual bonus incentive program. It is expected that the aggregate amount that will be paid to Community’s executive officers under this acceleration program is $            .

Appointment of executive officers in connection with the merger. Upon completion of the merger and receipt of all required approvals, Susquehanna intends to appoint Eddie L. Dunklebarger, the current Chairman, President and Chief Executive Officer of Community, to serve as Vice Chairman of the Susquehanna board of directors and a member of executive management of Susquehanna. In addition, Jeffrey M. Seibert, Community’s current Executive Vice President of Banking Services, is expected to be appointed Chief Operating Officer of Susquehanna Bank PA.

Susquehanna board of directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by six members to a total of 20 members. Susquehanna’s board of directors intends to amend Susquehanna’s bylaws prior to the effectiveness of the merger to permit increasing the number of directors by more than two in any given calendar year. Susquehanna’s board of directors intends to fill the vacancies created by the increase in board size with Eddie L. Dunklebarger,             ,             ,             ,             and             .

Bank board of directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger of CommunityBanks with and into Susquehanna Bank PA, the board of directors of Susquehanna Bank PA will be expanded by five members to a total of 19 directors. Susquehanna Bank PA’s board of directors intends to fill the vacancies created by the increase in board size with             ,             ,             ,             and             .

Stock options. Under the terms of the merger agreement, all unexercised Community options will vest and become exercisable immediately prior to the effective date of the merger, Susquehanna will assume the Community option plans as of the effective date of the merger and all unexercised Community options for which no option cancellation agreement is received by Community and that remain outstanding on the effective date of the merger will be converted into options to acquire shares of Susquehanna common stock in amounts and at exercise prices as described under “—Treatment of Community Stock Options” above. The terms of each

Community option so assumed will otherwise remain subject to the terms of the applicable Community option plan and grant agreements in effect immediately prior to the effective date of the merger. As of                     , 2007, Community executive officers held unexercised Community options to purchase a total of approximately             shares of Community common stock with exercise prices ranging from $            to $            per share.

The following table sets forth for each of Messrs. Dunklebarger, Holt, Lawley, Leo and Seibert information concerning the number of stock options that are subject to accelerated vesting in connection with the merger, the date such options would vest in the absence of a merger and the exercise price of such options.

Name	Number of Options Subject to Accelerated Vesting	Date Options Would Vest Absent Merger(1)	Exercise Price
Eddie L. Dunklebarger President, Chief Executive Officer and Director	4,986 7,770 7,770	12/6/07 1/25/08 1/25/09	$ $ $	20.06 27.41 27.41
	7,770	1/25/10		$27.41
	7,770	1/25/11		$27.41
	8,000	1/22/08		$24.52
	8,000	1/22/09		$24.52
	8,000	1/22/10		$24.52
	8,000	1/22/11		$24.52
	8,000	1/22/12		$24.52

Donald F. Holt Executive Vice-President Finance	1,667 2,940	12/6/07 1/25/08	$ $	20.06 27.41
	2,940 2,940 2,940	1/25/09 1/25/10 1/25/11	$ $ $	27.41 27.41 27.41
	3,000	1/22/08		$24.52
	3,000	1/22/09		$24.52
	3,000	1/22/10		$24.52
	3,000	1/22/11		$24.52
	3,000	1/22/12		$24.52

Robert W. Lawley Executive Vice-President Operations	1,668 2,940	12/6/07 1/25/08	$ $	20.06 27.41
	2,940 2,940 2,940 3,000	1/25/09 1/25/10 1/25/11 1/22/08	$ $ $ $	27.41 27.41 27.41 24.52
	3,000	1/22/09		$24.52
	3,000	1/22/10		$24.52
	3,000	1/22/11		$24.52
	3,000	1/22/12		$24.52

Anthony N. Leo Executive Vice-President Financial Services and Administration	1,668 2,940	12/6/07 1/25/08	$ $	20.06 27.41
	2,940 2,940 2,940	1/25/09 1/25/10 1/25/11	$ $ $	27.41 27.41 27.41
	3,000	1/22/08		$24.52
	3,000	1/22/09		$24.52
	3,000	1/22/10		$24.52
	3,000	1/22/11		$24.52
	3,000	1/22/12		$24.52

Name	Number of Options Subject to Accelerated Vesting	Date Options Would Vest Absent Merger(1)	Exercise Price
Jeffrey M. Seibert Executive Vice-President Banking Services	1,668 2,940	12/6/07 1/25/08	$ $	20.06 27.41
	2,940 2,940 2,940	1/25/09 1/25/10 1/25/11	$ $ $	27.41 27.41 27.41
	3,000	1/22/08		$24.52
	3,000	1/22/09		$24.52
	3,000	1/22/10		$24.52
	3,000	1/22/11		$24.52
	3,000	1/22/12		$24.52

(1)	This table assumes that the merger will be completed prior to December 6, 2007. If the merger were to be completed after such date, the options listed above as vesting on December 6, 2007 would have vested in due course without acceleration due to the merger.

The following table sets forth for each of Community’s directors except for Mr. Dunklebarger (13 individuals), information concerning the number of stock options that are subject to accelerated vesting in connection with the merger, the date such options would vest in the absence of a merger and the exercise price of such options. The information presented below applies to each of the following directors.

Ronald E. Boyer	Christine Sears	James A. Ulsh
Sandra J. Bricker	Allen Shaffer	Dale M. Weaver
Peter DeSoto	Melvin Pankuch	Glenn H. Weaver
Aaron Kurtz	Robert W. Rissinger	Robert K. Weaver
Scott J. Newkam

Number of Options Subject to Accelerated Vesting	Date Options Would Vest Absent Merger(1)	Exercise Price
350	1/25/08	$27.41
350	1/25/09	$27.41
200	1/22/08	$24.52
200	1/22/09	$24.52
200	1/22/10	$24.52
200	1/22/11	$24.52
200	1/22/12	$24.52

New Employment Agreement with Eddie L. Dunklebarger. In connection with the merger, Susquehanna and Eddie L. Dunklebarger, the current Chairman, President and Chief Executive Officer of Community, have entered into a summary of terms and restrictive covenant agreement that provide that Susquehanna and Mr. Dunklebarger will enter into a new employment agreement, pursuant to which Mr. Dunklebarger will become the vice chairman of the Susquehanna board of directors and a member of executive management of Susquehanna, effective as of the effective date of the merger. The terms of the new employment agreement will reflect the summary of terms entered into by Susquehanna and Mr. Dunklebarger at the time Susquehanna and Community entered into the merger agreement.

Under the terms of the new agreement, in consideration for the termination of his existing employment agreement with Community, and based on certain assumptions and available information as of the date of this document, Mr. Dunklebarger will receive a payment equal to approximately $1.7 million plus any amount necessary to cover the amount of any excise tax imposed on Mr. Dunklebarger under section 4999 of the Internal

Revenue Code as a result of the merger. Mr. Dunklebarger will receive a base salary of $400,000 and may receive a bonus subject to the discretion of Susquehanna. The new agreement will have a term of three years and will renew daily such that the term of the agreement is at all times three years.

The new employment agreement will confirm Susquehanna’s assumption of certain obligations of Community under Mr. Dunklebarger’s employment agreement with Community to provide supplemental retirement benefits and death benefits to Mr. Dunklebarger and, in all events, to provide Mr. Dunklebarger with group health benefits until his attainment of age 65.

If, after the effective date of the merger, Mr. Dunklebarger’s employment with Susquehanna is terminated by Susquehanna without cause or by Mr. Dunklebarger due to an adverse change, in either case, with or without a change of control, and Mr. Dunklebarger does not continue as a director of Susquehanna, the new employment agreement will provide that Mr. Dunklebarger will be entitled to receive installment payments equal to three times his average annual salary and bonus (based on the amounts actually paid to him over the three calendar years preceding the date of termination), pension benefits through the remainder of the term, a monthly payment equal to 150% of Susquehanna’s actual premium cost of group life term insurance for the remainder of the term and group health benefits until Mr. Dunklebarger’s attainment of age 65. Under the agreement, an adverse change will be defined as:

•

a reduction to a position of materially lesser authority, status or responsibility, provided that this will be inapplicable (except following a change of control) if Mr. Dunklebarger retains the title of Executive Vice President of Susquehanna;

•	the requirement that Mr. Dunklebarger spend more than 20% of his work hours more than 60 miles beyond Susquehanna’s market area;

•	a reduction in base salary; or

•	a material or willful breach of the agreement by Susquehanna.

The new employment agreement will provide that if Mr. Dunklebarger continues as a director of Susquehanna following his termination without cause or resignation due to adverse change, none of the foregoing payments will be made, but Susquehanna will provide Mr. Dunklebarger with group health benefits until Mr. Dunklebarger’s attainment of age 65.

In addition to the foregoing, the new employment agreement will provide that Mr. Dunklebarger may elect to terminate his employment for any reason other than cause during the 30 day period beginning six months after the effective date of the merger, in which case Mr. Dunklebarger will receive the payments and benefits described above with respect to a termination without cause or resignation due to adverse change, except that if Mr. Dunklebarger continues as a director of Susquehanna, none of the payments will be made, but Susquehanna will provide Mr. Dunklebarger with group health benefits until Mr. Dunklebarger’s attainment of age 65.

In the event of a change of control of Susquehanna following the effective date of the merger, the new employment agreement will provide that Mr. Dunklebarger will become fully vested in his outstanding incentive awards (which will be paid at target levels) and receive pension benefits for the three year period following the change of control, Mr. Dunklebarger will remain available for transition services for two years after his termination of employment and the non-competition and non-solicitation periods described below will extend for three years after the change of control of Susquehanna.

Mr. Dunklebarger’s new employment agreement will also include a non-compete provision, which is applicable during the term of the agreement and for the three year period following termination of Mr. Dunklebarger’s employment for any reason. The non-compete provision has a geographic limit of a 25 mile radius from any office of Susquehanna and its affiliates and will extend to any business engaged in by Susquehanna or any of its affiliates. In addition, for a period of three years following termination of Mr. Dunklebarger’s employment, Mr. Dunklebarger will be prohibited from soliciting employees and customers of Susquehanna and its affiliates within 100 miles of an office of Susquehanna and its affiliates for any reason. The new employment agreement will also include Susquehanna’s standard confidentiality, assignment of inventions and non-disparagement covenants.

If Mr. Dunklebarger’s employment terminates at or before the effective date of the merger, the foregoing non-competition covenants and non-solicitation covenants will nevertheless be effective for the three year period following the effective date of the merger. If Mr. Dunklebarger does not enter into the new employment agreement with Susquehanna as of the effective date of the merger, Mr. Dunklebarger’s employment with Community terminates without cause on or before the effective date of the merger and Mr. Dunklebarger does not become a director of Susquehanna, Susquehanna will pay Mr. Dunklebarger $1.2 million over the three year non-competition/non-solicitation period described in the preceding sentence. In addition, if Mr. Dunklebarger does not enter into the new employment agreement with Susquehanna as of the effective date of the merger and Mr. Dunklebarger’s employment with Community or Susquehanna terminates without cause in connection with the merger, Mr. Dunklebarger will become entitled to severance benefits set forth in his current employment agreement with Community, which based on certain assumptions and available information as of the date of this document, would be approximately $1.7 million.

Any amounts that may become payable to Mr. Dunklebarger will be paid in a manner that complies with the applicable requirements of section 409A of the Internal Revenue Code. Mr. Dunklebarger will be responsible for any penalty tax imposed on him under section 409A of the Internal Revenue Code.

New Employment Agreement with Jeffrey M. Seibert. In connection with the merger, Susquehanna and Jeffrey M. Seibert, the current Executive Vice President of Banking Services of Community, have entered into a summary of terms and restrictive covenant agreement that provide that Susquehanna and Mr. Seibert will enter into a new employment agreement pursuant to which Mr. Seibert will become the Chief Operating Officer of Susquehanna Bank PA, as of the effective date of the merger. The terms of the new employment agreement will reflect the summary of terms entered into by Susquehanna and Mr. Seibert at the time Susquehanna and Community entered into the merger agreement.

Under the terms of the new agreement, in consideration for the termination of his existing employment agreement with Community, and based on certain assumptions and available information as of the date of this document, Mr. Seibert will receive a payment equal to approximately $810,000, plus any amount necessary to cover the amount of any excise tax imposed on Mr. Seibert under section 4999 of the Internal Revenue Code as a result of the merger. Mr. Seibert will receive a base salary of $250,000 and may receive a bonus subject to the discretion of Susquehanna. The new agreement will have an initial term ending on the third anniversary of the effective date of the merger, and absent notice of non-renewal by either party at least 60 days on or before any scheduled expiration of the agreement, an additional year will be added to the then current term.

The new employment agreement will confirm Susquehanna’s assumption of certain obligations of Community under Mr. Seibert’s employment agreement with Community to provide supplemental retirement benefits and death benefits to Mr. Seibert and, in all events, to provide Mr. Seibert with group health benefits until his attainment of age 65.

If, after the effective date of the merger, Mr. Seibert’s employment with Susquehanna Bank PA is terminated by Susquehanna Bank PA without cause or by Mr. Seibert due to an adverse change, in either case, with or without a change of control, the new employment agreement will provide that Mr. Seibert will be entitled to receive payment of his average annual salary and bonus (based on the amounts actually paid to him over the three calendar years preceding the date of termination) for the remainder of the term, pension benefits through the remainder of the term, a monthly payment equal to 150% of Susquehanna’s actual premium cost of group life term insurance for the remainder of the term and group health benefits until Mr. Seibert’s attainment of age 65. Under the agreement, an adverse change will be defined as:

•

a reduction to a position of materially lesser authority, status or responsibility, provided that this will be inapplicable (except following a change of control) if Mr. Seibert retains the title of Vice President of Susquehanna Bank PA;

•	the requirement that Mr. Seibert spend more than 20% of his work hours more than 60 miles beyond Susquehanna Bank PA’s market area;

•	a reduction in base salary;

•	the requirement that Mr. Seibert relocate his principal business location from Lancaster County, PA;

•	a material or willful breach of the agreement by Susquehanna Bank PA; or

•	delivery by Susquehanna Bank PA of notice of its intention not to renew the agreement.

In the event of a change of control of Susquehanna following the effective date of the merger, the new employment agreement will provide that Mr. Seibert will become fully vested in his outstanding incentive awards (which will be paid at target levels) and receive pension benefits for the three year period following the change of control and that Mr. Seibert will remain available for transition services for two years after his termination of employment.

Mr. Seibert’s new employment agreement will also include a non-compete provision, which is applicable during the term of the agreement and for the greater of the one year period following termination of Mr. Seibert’s employment for any reason or the remainder of the term of the agreement as of the date of Mr. Seibert’s termination of employment for any reason. The non-compete provision has a geographic limit of a 25 mile radius from any office of Susquehanna and its affiliates and will extend to any business engaged in by Susquehanna or any of its affiliates. In addition, for the same period applicable to the non-compete following Mr. Seibert’s termination of employment, Mr. Seibert will be prohibited from soliciting employees and customers of Susquehanna and its affiliates within 100 miles of an office of Susquehanna and its affiliates for any reason. The new employment agreement will also include Susquehanna’s standard confidentiality, assignment of inventions and non-disparagement covenants.

If Mr. Seibert’s employment terminates at or before the effective date of the merger, the foregoing non-competition covenants and non-solicitation covenants will nevertheless be effective for the three year period following the effective date of the merger. If Mr. Seibert does not enter into the new employment agreement with Susquehanna as of the effective date of the merger and Mr. Seibert’s employment with Community terminates without cause on or before the effective date of the merger, Susquehanna will pay Mr. Seibert $750,000 over the three year non-competition/non-solicitation period described in the preceding sentence. In addition, if Mr. Seibert does not enter into the new employment agreement with Susquehanna as of the effective date of the merger and Mr. Seibert’s employment with Community or Susquehanna terminates without cause in connection with the merger, Mr. Seibert will become entitled to severance benefits set forth in his current employment agreement with Community, which based on certain assumptions and available information as of the date of this document, would be approximately $810,000.

Any amounts that may become payable to Mr. Seibert by Susquehanna or Susquehanna Bank PA will be paid in a manner that complies with the applicable requirements of section 409A of the Internal Revenue Code. Mr. Seibert will be responsible for any penalty tax imposed on him under section 409A of the Internal Revenue Code.

Assumption of Existing Employment Agreements, Salary Continuation Agreements and Survivor Income Agreements. In addition to the existing employment agreements with Messrs. Dunklebarger and Seibert, which will be terminated in connection with the anticipated execution of their new employment agreements as described above, Community and CommunityBanks are currently parties to employment agreements with certain other Community executive officers, which agreements provide for certain severance benefits in the event of a voluntary or involuntary termination of employment after a change of control of Community or the respective subsidiary and during the term of the applicable agreement.

Because completion of the merger will constitute a change of control for purposes of those agreements, the severance benefits provided under those agreements will become payable upon an executive officer’s termination of employment within three months following the completion of the merger. If the employment of Messrs. Lawley, Leo or Holt is terminated during such period, such executive officer will be entitled to cash severance payments, not including any gross up payments, under his employment agreement in amounts equal to three times the average of the sum of such officer’s base salary and bonus paid in the three years prior to the termination of employment. For example, if the employment of such officers were to be terminated at the end of 2007, based on certain assumptions and available information as of the date of this document, they would be entitled to severance payments as set forth below.

Name	Severance Calculation	Applicable Base Salary/Bonus	Total Payment
Robert W. Lawley	3 times average of sum of base and bonus	$217,500 + 57,000	$807,500
	paid in 3 years preceding termination (2007, 2006 and 2005)	210,000 + 82,000 175,000 + 66,000

Anthony N. Leo	3 times average of sum of base and bonus	$217,500 + 57,000	$807,500
	paid in 3 years preceding termination (2007, 2006 and 2005)	210,000 + 82,000 175,000 + 66,000

Donald F. Holt	3 times average of sum of base and bonus	$217,500 + 57,000	$807,500
	paid in 3 years preceding termination (2007, 2006 and 2005)	210,000 + 82,000 175,000 + 66,000

In addition to the severance payments listed above, the executive officers whose employment is terminated within three months following the merger are entitled, along with their spouses and dependant children, to participate in Susquehanna’s health benefit plans until they attain age 65 or, if they may not participate in such plans, to receive annual payments in such amounts as would enable the executives to purchase benefits similar to those provided by Susquehanna to its employees.

Community and its executive officers have also entered into salary continuation agreements which provide a supplemental retirement benefit for the executives. If the executive officers are still employed by Community at the time when the merger is completed, Susquehanna will pay the officers the full normal retirement benefit provided in these agreement, in consecutive equal monthly installments on the first day of each month beginning with the month following the month the executive reaches age 62 and continuing for a total period of 20 years. The full aggregate annual retirement benefit amount for each executive officer is as follows:

Amount
Eddie L. Dunklebarger	$180,000
Donald F. Holt	$48,000
Robert W. Lawley	$80,000
Anthony N. Leo	$75,000
Jeffrey M. Seibert	$75,000

Community and its executive officers have also entered into survivor income agreements, pursuant to which a death benefit is provided to the executive’s beneficiary based on a division of the proceeds of a life insurance policy on the executive’s life between Community and the executive’s designated beneficiary. Community is the owner of the policy, makes all payments of premiums due and holds all rights of ownership on the policy. In the event of the executive’s death, the beneficiary will receive the lesser of: (a) the executive’s base salary in the year in which he died; or (b) the amount by which the proceeds of the policy exceed the cash surrender value of the policy on the day before the executive died. This amount will then be increased by the projected federal tax rate for the year in which the executive died to determine the actual survivor income benefit to be paid to the beneficiary. Because the merger constitutes a change of control as defined in the agreements, Susquehanna will fully maintain the survivor income agreement and the related life insurance policy.

Restrictions on Resales by Affiliates

Shares of Susquehanna common stock to be issued to Community shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Community. Any subsequent transfer of shares, however, by any person who is an affiliate of Community at the time the merger agreement is submitted for a vote by Community shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the Susquehanna common stock to be transferred,

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

•	the availability of another exemption from registration.

An “affiliate” of Community is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Community. These restrictions generally are expected to apply to the directors and executive officers of Community and the holders of 10% or more of Community common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Susquehanna will give stop transfer instructions to its transfer agent with respect to the shares of Susquehanna common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. If any person who is an affiliate of Community becomes an affiliate of Susquehanna, such person may only transfer shares in a manner permitted by Rule 144 promulgated under the Securities Act.

Each director and executive officer of Community has signed a written agreement intended to ensure compliance with Rule 145 under the Securities Act, and Community has agreed in the merger agreement to use its reasonable efforts to cause any other person who is an affiliate of Community to deliver to Susquehanna such an agreement.

Fractional Shares

Susquehanna will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Susquehanna common stock multiplied by (ii) the average closing price of Susquehanna common stock for the five trading days preceding the merger date.

Effective Time

The merger will become effective at such time as the later of the following has occurred: (i) articles of merger reflecting the merger are filed with the Department of State of the Commonwealth of Pennsylvania, or (ii) at a later time as specified in the articles of merger.

We anticipate that the merger will be completed during the fourth quarter of 2007. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Susquehanna and Community will complete the merger. If the merger is not completed on or before January 31, 2008, either Susquehanna or Community may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See “—Conditions to the Completion of the Merger” and “—Regulatory Approvals Required for the Merger” below.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of Susquehanna and Community to complete the merger are subject to the following conditions:

•	approval of the merger agreement by Community and Susquehanna shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any order, decree or injunction of a court or agency of competent jurisdiction that prohibits the completion of the merger;

•	absence of any statute, rule or regulation that prohibits, restricts or makes illegal completion of the merger;

•	effectiveness of the registration statement of which this document is a part, and relating to the registration of the shares of Susquehanna common stock to be issued in the merger;

•	approval by The NASDAQ Stock Market of listing of the shares of Susquehanna common stock to be issued in the merger;

•

accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not have a “material adverse effect” on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•

the receipt by each party of an opinion of its counsel substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger; and

•

additionally, Susquehanna’s obligation to complete the merger is conditioned upon Messrs. Dunklebarger and Seibert entering into employment agreements with Susquehanna at the Closing (see “—New Agreement with Eddie L. Dunklebarger” and “—New Agreement with Jeffrey M. Seibert” above.)

Approval by Susquehanna’s shareholders of the proposal to amend Susquehanna’s articles of incorporation to increase the number of authorized shares of common stock to 200,000,000 is not a condition to completion of the merger.

Representations and Warranties

Each of Community and Susquehanna has made representations and warranties to the other in the merger agreement as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	SEC filings;

•	bank regulatory filings;

•	financial statements;

•	absence of material adverse changes;

•	agreements with regulatory agencies and regulatory approvals;

•	receipt of a fairness opinion from its financial advisor;

•	fees payable to financial advisors in connection with the merger;

•	absence of legal proceedings and regulatory actions; and

•	tax matters.

Susquehanna has also made representations and warranties to Community with respect to (i) availability of sufficient cash and cash equivalents on hand to finance the merger, and (ii) non-ownership of Community common stock. Community has also made representations and warranties to Susquehanna with respect to:

•	environmental matters;

•	employees and employee benefit matters;

•	loan portfolio status;

•	properties;

•	material contracts;

•	effectiveness of insurance policies;

•	the inapplicability of state anti-takeover laws; and

•	the inapplicability of Community’s rights agreement to the merger.

The term “material adverse effect” as used in the merger agreement means, with respect to Susquehanna or Community, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (ii) the ability of such party and its subsidiaries to effect the transactions contemplated under the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any of the following:

•	changes in banking or similar laws, rules or regulations or interpretations thereof by courts or governmental authorities;

•	changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally;

•	changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates;

•	any action or omission of either party or their subsidiaries taken in accordance with the terms of the merger agreement or with the prior consent of the other party; or

•	any expenses incurred by a party in connection with the merger agreement and the transactions contemplated by the merger agreement.

Conduct of Business Pending the Merger

Community has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as otherwise consented to by Susquehanna), to conduct its business in the ordinary course consistent with past practice.

In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party:

•

take any action that is intended or may reasonably be expected to result in any of that party’s representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

•	take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any requisite regulatory approval;

•

declare or pay any dividends on, or make other distributions in respect of its capital stock, other than, in the case of Community, Community’s normal quarterly dividend not in excess of $0.2100 per share, and, in the case of Susquehanna, other than its current quarterly dividend, the amount of which may be increased consistent with past practice; or

•	take or cause to be taken any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Community has agreed to additional covenants that place restrictions on the conduct of business of Community and its subsidiaries, including specific covenants providing that Community and its subsidiaries will not, without the prior consent of Susquehanna:

•	amend its articles of incorporation, bylaws or other similar governing documents;

•

repurchase, redeem or otherwise acquire any shares of capital stock of Community or any of its subsidiaries or securities convertible into such stock, except for the acquisition of certain shares held in trust accounts or for debts previously contracted;

•	except as required by generally accepted accounting principles or regulatory accounting principles, change its methods of accounting in effect as of December 31, 2006; or

•

split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, or in lieu of or in substitution for shares of its capital stock, or issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into, or any rights or options to acquire, any such shares, except (i) upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, or (ii) issuable: to former shareholders of PennRock Financial Services Corp. in connection with its acquisition by Community, effective July 1, 2005; to former shareholders of BUCS Financial Corp. in connection with its acquisition by Community, effective April 1, 2007; or to former shareholders of East Prospect State Bank in connection with its acquisition by Community effective April 1, 2007;

•	enter into any new line of business;

•

other than in the ordinary course of business consistent with past practice, incur or assume any indebtedness for borrowed money, engage in any repurchase transactions, or guarantee or otherwise become responsible for the obligations of any third party;

•

acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any equity interests or assets, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

•	make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair;

•	except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Community or any of its subsidiaries and any of its current or former directors, officers or employees (including, without limitation, any retention, stay bonus, severance or change of control agreement, arrangement, plan or policy) except for (i) the adoption of a Retention Plan to provide bonuses in an aggregate amount not to exceed $1,000,000, as needed in management’s reasonable and good faith discretion to retain personnel in connection with the consummation of the merger and integration of operations following the merger, and (ii) bonus payments to Community’s employees for 2007, determined consistently with past practice and in accordance with Community’s annual bonus incentive program in effect as of the date of the merger agreement, to be payable immediately prior to the effective time, to persons designated by Community;

•

except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

•	sell, purchase, enter into a lease, relocate, open or close any banking office or file any application pertaining to such action with any regulatory agency;

•

incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

•	change any of its commercial or consumer loan policies, including credit underwriting criteria, or make any material exceptions thereto;

•	purchase any mortgage loan servicing rights;

•

other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

•

create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

Additional Agreements

Susquehanna and Community have agreed to the following additional agreements under the merger agreement:

•	to promptly prepare and file with the SEC this document and the registration statement on Form S-4 of which this document is a part;

•	to use their reasonable best efforts to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing;

•	to mail this document to their respective shareholders;

•	to have Susquehanna cause the shares of its common stock to be issued to Community shareholders to be listed on The NASDAQ Stock Market.

•

to furnish to each other upon request all information, including written communications received by Susquehanna or Community, concerning Susquehanna and Community, as applicable, and their respective subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this document or any other document to be delivered in connection with the merger agreement;

•

to make available to Susquehanna or Community, as applicable, and to cause each of its respective subsidiaries to make available during normal business hours its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and any other information as such party may reasonably request;

•

to take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this document is a part becomes effective for the purpose of voting upon the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

•

to recommend to its respective shareholders approval of the merger agreement and the transactions contemplated by the merger agreement, subject to the fiduciary duties of each respective board of directors, and subject in Community’s case, to the right of Community and its board of directors to take action permitted under the merger agreement with respect to a superior proposal;

•

to take all actions necessary to comply with all legal requirements under the merger agreement and the transactions contemplated by the merger agreement, including obtaining appropriate governmental and third-party consents and other authorizations, and to cause each of its respective subsidiaries to do the same;

•

to have Susquehanna, or its successors and assigns, as applicable, indemnify Community, including its directors, officers, employees and subsidiaries, after the effective time of the merger with respect to actions against them for losses, claims, damages, liabilities, costs and expenses arising in whole or in part out of, or pertaining to, (i) the fact that such person was a director, officer or employee of Community or its subsidiaries, or (ii) the merger agreement or any of the transactions contemplated by the merger agreement; except that Susquehanna will not be required to indemnify such parties if the loss, claim, damage, liability, cost or expense arose out of, or resulted from, gross negligence, criminal activity, willful misconduct or recklessness of such party;

•

to coordinate with the other party regarding the declaration of any dividends in respect of Susquehanna common stock and Community common stock and the record dates and payment dates relating to the same (please see “Market Prices and Dividend Information on page 86);

•

to authorize and execute a merger agreement as soon as reasonably practicable following the signing of the merger agreement, under which Community’s wholly owned subsidiary, CommunityBanks, will merge with Susquehanna’s wholly owned subsidiary, Susquehanna Bank PA, and Susquehanna Bank PA will be the resulting company;

•	to have Community terminate its Employee Stock Purchase Plan immediately prior to the closing of the merger and to distribute all shares held in participants’ accounts to such participants;

•	to appoint five members mutually designated by Community and Susquehanna from Community’s independent directors to Susquehanna Bank PA’s board of directors upon the effectiveness of the merger;

•

to appoint five members mutually designated by Community and Susquehanna from Community’s independent directors as well as Eddie L. Dunklebarger to the Susquehanna board of directors upon the effectiveness of the merger; and

•

to permit Community employees who are terminated in connection with the merger, from and after the effective time of the merger, to participate in Susquehanna’s outplacement services plan for employees of Susquehanna and its subsidiaries for a period of not less than six months by an outplacement agency selected by Susquehanna.

No Solicitation by Community

Community has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries;

•

enter into or participate in any discussions or negotiations with, furnish information relating to Community or any of its subsidiaries, afford access to the business, properties, assets, books or records of Community or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate, or encourage any effort by a third party;

•	make any approval, recommendation or endorsement; or

•	enter into a letter of intent or similar document or any contract, agreement or commitment;

relating to the following:

•	a tender offer, exchange offer, or proposal for a merger, acquisition of all of the stock or assets of, or other business combination, involving Community or its subsidiaries; or

•	the acquisition of a substantial equity interest in, or substantial portion of the assets of, Community or any of its subsidiaries.

In this discussion, any offer or proposal of the type described in any of the above points is referred to as an “acquisition proposal.”

In addition, Community has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

•

fail to make, withdraw or modify in a manner adverse to Susquehanna, its recommendation to its shareholders to approve the merger agreement, except to the extent otherwise permitted and described below; or

•	grant any waiver or release under any standstill agreement with respect to any class of equity securities of Community.

The board of directors of Community may:

•

comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended (relating to recommendation or solicitation of tender offers) with regard to an acquisition proposal, provided that the Community board does not withdraw or modify in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement (except as noted below); and

•	provide confidential information to, or enter into discussion or negotiations with, a third party in connection with a superior proposal (as defined below).

The term “superior proposal,” as defined under the merger agreement, means any bona-fide, unsolicited written acquisition proposal made by a person other than Susquehanna, which the Community board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all fees, expense reimbursement provisions, conditions and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal:

•

is more favorable to shareholders (in their capacities as shareholders) than the transactions contemplated by the merger agreement with Susquehanna and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Community board; and

•	is reasonably capable of being completed.

However, prior to providing confidential information to, or entering into discussions or negotiations with, the other party in connection with a superior proposal, the Community board of directors must determine after consultation with counsel that failure to take such action would breach the directors’ duties under applicable law.

In addition, Community must execute a confidentiality agreement with the other party, with terms no less favorable than those under Community’s confidentiality agreements with Susquehanna, and must advise Susquehanna of the requests for such information and the material terms and conditions relating to that other party’s superior proposal within at least 72 hours of providing such information or engaging in discussions or negotiations with the third party.

Community also may, in order to accept a superior proposal, withdraw or modify in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the prior receipt of all consents or approvals of, and the provision of all notices to federal and state authorities required to complete the merger of Susquehanna and Community and the subsequent merger of CommunityBanks with and into Susquehanna Bank PA, except to the extent that a regulatory agency may waive any such requirement.

Susquehanna and Community have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. These approvals include approval from the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, and the Pennsylvania Department of Banking. The merger cannot proceed in the absence of these required regulatory approvals.

A merger of two bank holding companies generally requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act. However, the parties expect that the merger will qualify for the exemption from the requirement of prior Federal Reserve Board approval by virtue of a waiver procedure contained in 12 C.F.R. 225.12(d)(2) available for certain acquisitions that are also subject to the Bank Merger Act and that meet certain other conditions all of which the parties believe are satisfied in this case. The exemption procedure expressly provides, however, that it may be withheld in individual cases by the appropriate Federal Reserve Bank, and in the event Susquehanna is informed by the Federal Reserve Bank of Philadelphia that an application for prior approval of the merger by the Federal Reserve Board is required, such application will be filed. In such event, the merger will be reviewed under statutory criteria similar to those, referred to below, applicable to the bank merger.

Susquehanna and Community are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below and compliance with the applicable corporation laws of Pennsylvania. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions.

Federal Reserve Board. The parties intend to merge CommunityBanks with and into Susquehanna Bank PA immediately after the merger. The bank merger is subject to the prior approval of the Federal Reserve Board, under the Bank Merger Act. The Federal Reserve Board may not approve the merger if:

•	it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of the merger, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade,

unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company or companies and the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each applicant bank in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such bank. In addition, the Federal Reserve Board must take into account the effectiveness of the bank holding companies and banks in combating money laundering activities. Applicable regulations require publication of notice of an application for approval of the bank merger and an opportunity for the public to comment on the application in writing and to request a hearing. Any transaction approved by the Federal Reserve Board generally may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

State Approval and Notices. The merger is subject to the prior approval of the Pennsylvania Department of Banking under Section 115 of the Pennsylvania Banking Code. In determining whether to approve the merger, the Pennsylvania Department of Banking will consider, among other things, whether the purposes and probable effects of the merger would be consistent with the purposes of the Pennsylvania Banking Code, as set forth in Section 103 thereof, and whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or stockholders of the institutions involved. In determining whether to approve the bank merger, the Pennsylvania Department of Banking will consider, among other things, whether the bank merger would be in the public interest.

There can be no assurance that all requisite approvals will be obtained or that such approvals will be received on a timely basis.

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by both the shareholders of Community and of Susquehanna, in any of the following ways:

•	by mutual consent of Susquehanna and Community;

•

by either Susquehanna or Community, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity; except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of that party to perform or observe its covenants contained in the merger agreement;

•	by either Susquehanna or Community, if any governmental entity has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

•

by either Susquehanna or Community, if the merger is not completed on or before January 31, 2008, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

•

by either Susquehanna or Community, if (i) the terminating party is not then in material breach of its obligations under the merger agreement regarding shareholder approval, except as otherwise permitted with respect to a superior proposal, and (ii) the approval of the shareholders of either Susquehanna of Community required for completion of the merger is not obtained, after all reasonable efforts, at the special meetings to be held by Susquehanna and Community, or at any adjournment or postponement thereof;

•

by either Susquehanna or Community, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and (ii) there has been a material breach of any of the representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described above under “—Conditions to Completion of the Merger;”

•

by either Susquehanna or Community if (i) the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained in the merger agreement, and (ii) there has been a material breach of any of the covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•

by Susquehanna if (i) the Community board of directors, in order to accept a superior proposal, withdraws or modifies in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement, or (ii) prior to acceptance for payment of Community common stock, any person or group becomes the beneficial owner of at least 20% of the outstanding Community common stock; or

•	by Community, if the price of Susquehanna common stock declines below certain levels established by formulas set forth in the merger agreement, and as described in the following paragraphs.

Price-based termination. According to the terms of the merger agreement, Community has the right to terminate the merger if both of the following conditions are satisfied:

(1) the average closing price of Susquehanna common stock as reported on The NASDAQ Global Select Market for the 20 consecutive trading days ending on the third calendar day immediately prior to the effective date of the merger is less than $18.38, and

(2) the “Susquehanna Ratio” is less than the “Bank Index Ratio.”

•

“Susquehanna Ratio” is the amount obtained by dividing the average of the last reported sale prices per share of Susquehanna common stock as reported on The NASDAQ Global Select Market during the 20-day valuation period by $22.97.

•

“Bank Index Ratio” is the amount obtained by dividing the closing price of The NASDAQ Bank Index on the third calendar day immediately prior to the effective date of the merger by $3,202.66 (which was the closing price of The NASDAQ Bank Index on April 30, 2007), and subtracting 0.20 from that quotient.

In order to exercise this termination right, Community would have to give prompt written notice to Susquehanna at any time during the two-day period ending on the day the merger would otherwise become effective. During the two-day period beginning with its receipt of Community’s notice, Susquehanna will have the option to avoid termination by electing to increase the total stock consideration and/or the total cash consideration in a manner such that the conditions in either clause (1) or (2) immediately above will be deemed not to exist, as follows:

•

the condition set forth in clause (1) above will be deemed not to exist if the stock consideration for each Community share and/or the cash consideration for each Community share is increased so that the per share consideration after the increase is not less than 82% of the per share consideration calculated by using $22.97 in lieu of the average closing price per share of Susquehanna common stock as referred to above; and

•

The condition set forth in clause (2) above will be deemed not to exist if the stock consideration for each Community share and/or the cash consideration for each Community share is increased so that the Adjusted Susquehanna Ratio is not less than the Bank Index Ratio. The term “Adjusted Susquehanna

Ratio” means the number obtained by dividing (x) the sum of (i) the average closing price as referred to above, plus (ii) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the per share stock consideration and/or per share cash consideration by the product of (A) the total number of shares of Community common stock outstanding on the third calendar day immediately prior to the effective date, multiplied by (B) 1.48 (which is the initial exchange ratio) and by (C) 90% (which is the percentage of the merger consideration offered as stock of Susquehanna), by (y) $22.97.

The description in this section of Community’s right to terminate the merger agreement because of a decline of Susquehanna’s stock price is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

It is not possible to know whether the price-based termination right will be triggered until after the third calendar day immediately prior to the effective date of the merger. The Community board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Community board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial advisors and legal counsel. If Community’s shareholders approve the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Community board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and/or the total cash consideration and without any further action by or re-solicitation of the shareholders of Community, or to terminate the merger agreement.

Termination Fee. Community must pay Susquehanna a termination fee of $30 million if:

•

Susquehanna terminates the merger agreement because Community (i) breaches its covenants relating to non-solicitation as described above under “– No Solicitation by Community,” (ii) fails to recommend the merger to its shareholders or withdraws or adversely modifies its recommendation of the merger (except to accept a superior proposal), or (iii) fails to take all necessary action to comply with all legal requirements to consummate the transactions contemplated in the merger agreement and to obtain any governmental consent, approval or authorization in connection with the merger;

•

Susquehanna terminates the merger agreement because (i) Community’s board of directors, in order to accept a superior proposal, withdraws or adversely modifies its recommendation of the merger, or (ii) a third party becomes the beneficial owner of at least 20% of the outstanding Community common stock; or

•

Community receives a third party acquisition proposal prior to termination of the merger agreement, fails to consummate the merger by January 31, 2008, and any of the following events occurs within twelve months following such termination:

•	Community merges with a third party;

•	the third party directly or indirectly acquires more than 50% of the total assets or outstanding common stock of Community; or

•

Community institutes a plan of liquidation, recapitalization or share repurchase relating to more than 50% of its outstanding common stock or pays an extraordinary dividend relating to more than 50% of its outstanding common stock.

Community agreed to this termination fee arrangement in order to induce Susquehanna to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Community.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Susquehanna or Community or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•

except as otherwise provided by the merger agreement, Susquehanna and Community each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Susquehanna and Community may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment. Subject to compliance with applicable law, Susquehanna and Community may amend the merger agreement at any time before or after approval of the merger agreement by Community shareholders. However, after approval of the merger agreement by Community shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Community shareholders except as contemplated by the merger agreement.

NASDAQ Listing

Susquehanna common stock is listed on NASDAQ Global Select Market. Susquehanna has agreed to use its reasonable best efforts to cause the shares of Susquehanna common stock to be issued in the merger to be listed with The NASDAQ Stock Market. It is a condition of the merger that those shares be listed with The NASDAQ Stock Market.

Expenses

The merger agreement provides that each of Susquehanna and Community will pay its own expenses in connection with the transactions contemplated by the merger agreement.

Dissenters Rights

Dissenters rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters rights are not available in all circumstances and exceptions to those rights are set forth in the Pennsylvania business corporation law.

Neither Susquehanna nor Community shareholders are entitled to dissenters rights under Pennsylvania law in connection with the merger because their shares are listed on The NASDAQ Global Select Market. Pennsylvania law generally states that in connection with the consummation of a plan of merger, shareholders of a company whose stock is listed on a national securities exchange are not entitled to dissenters rights.

Accounting Treatment

For purposes of preparing Susquehanna’s consolidated financial statements, Susquehanna will establish a new accounting basis for Community’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. A final determination of asset and liability values and required purchase accounting adjustments has not yet been made. Susquehanna will determine the fair value of Community’s assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that determination. However, for purposes of disclosing pro forma information in this document, Susquehanna has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Proposed Trust Preferred Offering by Susquehanna

During the fourth quarter of 2007, Susquehanna anticipates offering approximately $100.0 million in trust preferred securities in order to finance the cash portion of the merger consideration to be paid to Community shareholders. In addition, Susquehanna may increase the size of the trust preferred offering, depending upon existing market conditions, to raise proceeds for additional working capital and general corporate purposes. The exact terms of the trust preferred securities will not be determined until shortly before the offering is to be consummated. The net proceeds from the offering will be used to pay the cash consideration to be exchanged in the merger. Any remaining proceeds from the offering would be used for general corporate purposes. This document does not constitute an offer of any such trust preferred securities for sale.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of Susquehanna and Community may have appeared had the businesses actually been combined at an earlier date. The unaudited pro forma condensed combined financial information shows the impact of the merger of Susquehanna and Community on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Susquehanna treated as the acquirer. Under this method of accounting, the assets and liabilities of Community will be recorded by Susquehanna at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined balance sheet as of March 31, 2007 assumes the merger was completed on that date. The unaudited pro forma combined condensed income statements for the year ended December 31, 2006 and the three months ended March 31, 2007 give effect to the merger as if the merger had been completed January 1, 2006 and January 1, 2007, respectively. The unaudited pro forma combined condensed income statements for the three months ended March 31, 2007 include pre-tax merger related charges of $4.2 million from the Community acquisitions which closed on April 1, 2007. In March 2007, Community recorded a $4.4 million pre-tax charge for other-than-temporary impairment of investment securities.

In addition, the unaudited pro forma condensed combined financial information includes the effects of Susquehanna’s anticipated $100 million trust preferred securities offering expected to occur in the fourth quarter of 2007. See “The Merger—Proposed Trust Preferred Offering by Susquehanna.”

The merger agreement was executed on April 30, 2007 and provides that Community shareholders will be entitled to elect to receive either $34.00 in cash, 1.48 shares of Susquehanna common stock or a combination thereof in exchange for their shares of Community common stock. Elections by Community shareholders to receive either stock or cash consideration in the merger will be subject to allocation procedures described above under “The Merger—Allocation.” The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Susquehanna and Community.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible revenue enhancements, expense efficiencies, and asset dispositions, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment.

Susquehanna Bancshares, Inc. / Community Banks, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheets As of March 31, 2007

($ In Thousands)

	As Reported		Community Acquisitions	Pro Forma Community	Pro Forma Adjustments		Pro Forma Combined
	Susquehanna	Community
ASSETS
Cash and due from banks	$181,780	$70,128	$8,208	$78,336	$100,000	(A)	$275,972
					(68,216)	(B)
					(15,928)	(C)
Restricted short-term investments	213	0	0	0			213
Unrestricted short-term investments	112,055	43,163	2,101	45,264			157,319
Trading assets	0	0	0	0			0
Securities available for sale	1,435,862	645,054	31,222	676,276			2,112,138
Securities held to maturity	4,933	23,080	6,207	29,287	455	(H)	34,675
Net loans and leases	5,331,876	2,417,939	131,099	2,549,038	(8,295)	(I)	7,872,619
Premises and equipment, net	106,012	46,261	3,741	50,002	12,666	(L)	168,680
Foreclosed assets	3,962	61	0	61			4,023
Accrued income receivable	30,266	15,659	1,187	16,846			47,112
Bank-owned life insurance	265,971	69,003	2,316	71,319			337,290
Goodwill	338,284	246,449	18,814	265,263	15,928	(C)	938,935
					(265,263)	(E)
					585,485	(E)
					(44,877)	(F)
					(11,342)	(G)
					(455)	(H)
					8,295	(I)
					2,495	(J)
					5,076	(K)
					(12,666)	(L)
					56,216	(M)
					(3,504)	(O)
Intangible assets with finite lives	18,469	12,362	3,282	15,644	(15,644)	(E)	74,688
					44,877	(F)
					11,342	(G)
Investment in and receivables from unconsolidated entities	166,811	0	93	93			166,904
Deferred taxes	0	7,458	1,610	9,068	(9,068)	(N)	0
Other assets	162,687	31,122	(248)	30,874	0		193,561

Total assets	$8,159,181	$3,627,739	$209,632	$3,837,371	$387,577		$12,384,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$905,382	367,917	$21,208	$389,125			$1,294,507
Interest-bearing demand	2,151,530	626,078	5,457	631,535			2,783,065
Savings	470,497	256,525	78,407	334,932			805,429
Time	1,563,477	994,115	44,998	1,039,113	2,495	(J)	2,605,085
Time of $100 or more	934,621	284,552	15,437	299,989			1,234,610
Short-term borrowings	256,299	67,747	0	67,747			324,046
FHLB borrowings	451,961	438,196	10,000	448,196	4,789	(K)	904,946
Long-term debt	150,033	0	0	0			150,033
Junior subordinated debentures	72,106	72,167	3,093	75,260	100,000	(A)	247,653
					287	(K)
Accrued interest, taxes, and expenses payable	43,682	10,868	991	11,859			55,541
Deferred taxes	148,630	0	1,312	1,312	(9,068)	(N)	137,370
					(3,504)	(O)
Other liabilities	60,263	19,010	31	19,041	56,216	(M)	135,520

Total liabilities	7,208,481	3,137,175	180,934	3,318,109	151,215		10,677,805

SHAREHOLDERS’ EQUITY
Common stock	104,219	122,391	6,080	128,471	(128,471)	(D)	171,535
					67,316	(B)
Additional paid-in-capital	347,471	373,335	22,944	396,279	(396,279)	(D)	1,035,779
					688,308	(B)
Retained earnings	513,563	18,646	0	18,646	(18,646)	(D)	513,563
Accumulated other comprehensive income	(14,553)	650	(14)	636	(636)	(D)	(14,553)
Less: cost of treasury stock	0	(24,458)	(312)	(24,770)	24,770	(D)	0

Total shareholders’ equity	950,700	490,564	28,698	519,262	236,362		1,706,324

Total liabilities and shareholders’ equity	$8,159,181	$3,627,739	$209,632	$3,837,371	$387,577		$12,384,129

The accompanying notes are an integral part of these consolidated financial statements.

Susquehanna Bancshares, Inc. / Community Banks, Inc.

Unaudited Pro Forma Combined Income Statement for the Three Months Ended March 31, 2007

($ In Thousands, Except Per Share Data)

	As Reported		Community Acquisitions	Pro Forma Community	Pro Forma Adjustments		Pro Forma Combined
	Susquehanna	Community
Interest Income:
Loans and leases, including fees	$102,445	$43,520	$2,469	$45,989	$518	(I)	$148,952
Securities	16,958	8,584	484	9,068	(286)	(H)	25,740
Short-term Investments	1,124	135	110	245	(186)	(C)	642
					(541)	(M)

Total interest income	120,527	52,239	3,063	55,302	(495)		175,334

Interest Expense:
Deposits:
Interest-bearing demand	16,398	4,353	23	4,376			20,774
Savings	1,113	482	574	1,056			2,169
Time	27,739	14,051	600	14,651	(312)	(J)	42,078
Short-term borrowings	3,782	1,564	178	1,742			5,524
FHLB borrowings	5,170	4,500	61	4,561	(342)	(K)	9,389
Long-term debt	3,277	1,022	51	1,073	1,912	(A)	6,168
					(94)	(K)

Total interest expense	57,479	25,972	1,487	27,459	1,164		86,102

Net interest income	63,048	26,267	1,576	27,843	(1,659)		89,232
Provision for loan and lease losses	2,000	1,300	535	1,835			3,835

Net interest income after provision for loan and lease losses	61,048	24,967	1,041	26,008	(1,659)		85,397

Noninterest Income:
Service charges on deposit accounts	6,475	2,996	592	3,588			10,063
Vehicle origination, servicing, and securitization fees	4,018	0	0	0			4,018
Asset management fees	4,611	540	0	540			5,151
Income from fiduciary-related activities	1,588	905	0	905			2,493
Commissions on brokerage, life insurance, and annuity sales	1,111	0	6	6			1,117
Commissions on property and casualty insurance sales	4,092	1,176	0	1,176			5,268
Income from bank-owned life insurance	2,659	688	22	710			3,369
Net gain on sale of loans and leases	4,051	548	0	548			4,599
Net gain on sale of bank branches	0	0	0	0			0
Net (loss) gain on securities	61	2	0	2			63
Other than temporary impairment of investment securities	0	(4,390)	0	(4,390)			(4,390)
Other	5,614	2,619	172	2,791			8,405

Total noninterest income	34,280	5,084	792	5,876			40,156

Noninterest Expenses:
Salaries and employee benefits	34,276	12,009	3,855	15,864			50,140
Occupancy	6,070	2,080	529	2,609	79	(L)	8,758
Furniture and equipment	2,897	1,714	10	1,724			4,621
Amortization of intangible assets	623	661	149	810	(810)	(E)	2,029
					1,122	(F)
					284	(G)
Advertising and marketing	1,825	505	520	1,025			2,850
Vehicle lease disposal	3,345	0	0	0			3,345
Other	15,811	5,172	1,545	6,717			22,528

Total noninterest expenses	64,847	22,141	6,608	28,749	675		94,271

Income before taxes	30,481	7,910	(4,775)	3,135	(2,334)		31,282
Provision for income taxes	9,754	1,323	(1,555)	(232)	(817)		8,705

Net income	$20,727	$6,587	$(3,220)	$3,367	$(1,517)		$22,577

Net Income Per Common Share:
Basic net income per share	$0.40	$0.28	$(2.68)	$0.14			$0.26
Weighted average basic shares outstanding	52,097	23,535	1,203	24,738	(24,738)	(D)	85,755
					33,658	(B)
Diluted net income per share	$0.40	$0.28	$(2.68)	$0.14			$0.26
Weighted average diluted shares outstanding	52,201	23,683	1,203	24,886	(24,886)	(D)	85,859
					33,658	(B)

The accompanying notes are an integral part of these consolidated financial statements.

Susquehanna Bancshares, Inc. / Community Banks, Inc.

Unaudited Pro Forma Combined Income Statement for the Twelve Months Ended December 31, 2006

($ In Thousands, Except Per Share Data)

	As Reported		Community Acquisitions	Pro Forma Community	Pro Forma Adjustments		Pro Forma Combined
	Susquehanna	Community
Interest Income:
Loans and leases, including fees	$404,814	$166,061	$9,094	$175,155	$2,074	(I)	$582,043
Securities	54,308	29,670	2,086	31,756	(1,145)	(H)	84,919
Short-term Investments	3,669	1,903	277	2,180	(743)	(C)	2,941
					(2,165)	(M)

Total interest income	462,791	197,634	11,457	209,091	(1,979)		669,903

Interest Expense:
Deposits:
Interest-bearing demand	51,424	16,183	96	16,279			67,703
Savings	4,960	1,441	1,866	3,307			8,267
Time	99,195	49,026	1,935	50,961	(1,247)	(J)	148,909
Short-term borrowings	13,495	3,021	797	3,818			17,313
FHLB borrowings	24,788	17,380	316	17,696	(1,368)	(K)	41,116
Long-term debt	12,159	3,683	206	3,889	7,650	(A)	23,321
					(377)	(K)

Total interest expense	206,021	90,734	5,216	95,950	4,658		306,629

Net interest income	256,770	106,900	6,241	113,141	(6,637)		363,274
Provision for loan and lease losses	8,680	2,050	476	2,526			11,206

Net interest income after provision for loan and lease losses	248,090	104,850	5,765	110,615	(6,637)		352,068

Noninterest Income:
Service charges on deposit accounts	26,446	11,507	2,754	14,261			40,707
Vehicle origination, servicing, and securitization fees	18,524	0	0	0			18,524
Asset management fees	18,439	1,989	0	1,989			20,428
Income from fiduciary-related activities	6,160	2,405	0	2,405			8,565
Commissions on brokerage, life insurance, and annuity sales	4,350	0	29	29			4,379
Commissions on property and casualty insurance sales	12,660	4,120	4	4,124			16,784
Income from bank-owned life insurance	10,000	2,725	82	2,807			12,807
Net gain on sale of loans and leases	16,816	2,172	66	2,238			19,054
Net gain on sale of bank branches	4,189	0	0	0			4,189
Net (loss) gain on securities	(949)	732	744	1,476			527
Other	19,678	9,317	96	9,413			29,091

Total noninterest income	136,313	34,967	3,775	38,742			175,055

Noninterest Expenses:
Salaries and employee benefits	128,465	46,434	3,954	50,388			178,853
Occupancy	20,905	6,965	933	7,898	317	(L)	29,120
Furniture and equipment	10,948	7,152	35	7,187			18,135
Amortization of intangible assets	2,231	2,639	597	3,236	(3,236)	(E)	7,853
					4,488	(F)
					1,134	(G)
Advertising and marketing	9,627	1,752	462	2,214			11,841
Vehicle residual value	3,722	0	0	0			3,722
Vehicle delivery and preparation	10,498	0	0	0			10,498
Other	76,440	19,943	1,991	21,934			98,374

Total noninterest expenses	262,836	84,885	7,972	92,857	2,703		358,396

Income before taxes	121,567	54,932	1,568	56,500	(9,340)		168,727
Provision for income taxes	37,929	13,901	463	14,364	(3,269)		49,024

Net income	$83,638	$41,031	$1,105	$42,136	$(6,071)		$119,703

Net Income Per Common Share:
Basic Net Income Per Share	$1.66	$1.74	$0.92	$1.70			$1.43
Weighted average basic shares outstanding	50,340	23,645	1,203	24,848	(24,848)	(D)	83,998
					33,658	(B)
Diluted Net Income Per Share	$1.66	$1.72	$0.92	$1.68			$1.42
Weighted average diluted shares outstanding	50,507	23,918	1,203	25,121	(25,121)	(D)	84,165
					33,658	(B)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the merger is presented as of and for the three months ended March 31, 2007 and the unaudited pro forma combined income statement for the year ended December 31, 2006. The pro forma adjustments consist of the expected purchase price adjustments necessary to combine Susquehanna and Community, including:

Community shareholders will receive for their shares of Community common stock:

•	$34.00 in cash for each share of Community common stock; or

•	1.48 shares of Susquehanna common stock for each share of Community common stock; or

•	a combination of such cash and shares of Susquehanna common stock.

The aggregate amount of cash consideration to be paid to Community shareholders in the merger will be calculated as follows:

•

the aggregate amount of cash consideration available for Community shareholders will equal the product of $34.00 multiplied by 10% of the sum of (i) the outstanding shares of Community common stock and (ii) the outstanding Community stock options on the third trading day prior to the effective date of the merger; and

•	this amount then will be reduced by the aggregate amount of cash to be paid by Susquehanna for cancellation of outstanding Community stock options.

The merger will be accounted for using the purchase method of accounting. Accordingly, Susquehanna’s cost to acquire Community will be allocated to the assets (including identifiable intangible assets) and liabilities of Community at their respective fair values on the date the merger is completed.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Community at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Community’s tangible, and identifiable intangible, assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and restructuring charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets and other items of Community as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

Certain amounts in the historical consolidated financial statements of Community have been reclassified to conform to Susquehanna’s historical financial information presentation. The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger actually been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information for the merger includes the pro forma balance sheet as of March 31, 2007 assuming the merger was completed on March 31, 2007. The unaudited pro forma combined condensed income statements for the year ended December 31, 2006 and the three months ended March 31, 2007 give effect to the merger as if the merger had been completed January 1, 2006 and January 1, 2007, respectively.

The allocation of the purchase price follows:

		March 31, 2007
		($ in thousands except per share data)
Purchase Price:
Purchase Price Assign to Stock:
Shares exchanged for stock	22,742
Exchange ratio	1.48

Susquehanna common stock to be issued	33,658

New Susquehanna common stock issued	33,658
Average purchase price per Susquehanna common share	$22.45

Purchase price assigned to shares exchanged for stock		$755,624
Purchase Price Assigned to Cash:
Shares exchanged for cash	2,006
Cash purchase price per Community common share	$34.00

Purchase price assigned to shares exchanged for cash		$68,216

Purchase price assigned to options cashed out		15,928
Transaction costs		56,216

Total Purchase Price		$895,984

Net Assets Acquired:
Community shareholders’ equity	519,262
Community goodwill and intangibles	(280,907)

Estimated adjustments to reflect assets acquired at fair value:
Investments	455
Loans	(8,295)
Core deposit intangible	44,877
Customer list intangibles	4,704
Convenant to not compete intangible	5,780
Mortgage Servicing Rights	858
Bank Premises & Furniture, Fixtures and Equipment	12,666

Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(2,495)
FHLB Advances	(4,789)
Subordinated Debt	(287)
Deferred tax lability	3,504
		295,333

Goodwill resulting from merger		$600,651

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A)	Estimated proceeds from a $100 million trust preferred securities debt offering by Susquehanna. The offering is anticipated to occur during the fourth quarter of 2007. Related interest expense is computed at 7.65% per annum. For a further discussion, please see “The Merger—Proposed Trust Preferred Offering by Susquehanna.”

(B)	To record the purchase price for the settlement of 90% of the Community shares exchanged for Susquehanna common stock and 10% of Community common shares settled for cash.

(C)	Cash outlays for payment of stock options, net of deferred tax benefits. Related interest income lost is computed at 5.25% per annum.

(D)	Adjustment to eliminate Community’s historical shareholders’ equity.

(E)	To eliminate Community’s historical goodwill and other intangible assets, adjustment to reverse the amortization expense of Community’s other intangible assets, and to record excess purchase price over historical tangible equity.

(F)	To record the fair value of Community’s core deposit intangible, and adjustment to amortize the new core deposit intangible over a ten year period.

(G)	To record the fair value of other Community intangible assets including customer intangibles related to Community’s insurance and asset management businesses and originated mortgage servicing rights, and adjustments to amortize these other intangibles over a ten year period.

(H)	Fair value adjustments for held to maturity investments, the reclass of available for sale gain position to an amortizing premium, and related amortization over estimated life of the investments.

(I)	Fair value adjustments for fixed-rate loans and related amortization over estimated life of the loans. Management reviewed the Community loan portfolio and allowance for loan losses and determined that no other adjustments were material.

(J)	Fair value adjustments for non-core deposits and related amortization over estimated life of the deposits.

(K)	Fair value adjustments for long-term borrowings and trust preferred securities and related amortization over estimated life of the instruments.

(L)	Fair value adjustment for owned premises and related depreciation expense over the remaining useful life.

(M)	To record a merger-related accrual for the pre-tax estimate of transaction costs. Such expenses include fees related to accounting, legal and investment banker services, severance, contract cancellations and third party data processing costs. Related interest income lost is computed at 5.25% per annum on the tax effected transaction costs.

(N)	Adjustment to reclassify Community’s net deferred tax asset to the combined net deferred tax liability.

(O)	Adjustment to record the net deferred tax impact arising from adjustments to record fair values of assets and liabilities and impact related to merger transaction costs. The tax effect of the pro forma adjustments employed Susquehanna’s incremental tax rate of 35%.

MARKET PRICES AND DIVIDEND INFORMATION

Susquehanna common stock and Community common stock trade on The NASDAQ Global Select Market under the symbols “SUSQ” and “CMTY,” respectively.

The following table lists trading information for Susquehanna common stock and Community common stock on The NASDAQ Global Select Market on April 30, 2007 and             , 2007. April 30, 2007 was the last full day of trading of common stock of Susquehanna and Community, respectively, before the public announcement of the signing of the merger agreement.                      was the last full trading day prior to the printing of this document.

	Susquehanna			Community
	High	Low	Close	High	Low	Close
April 30, 2007	23.36	22.23	22.28	25.04	23.59	23.63
, 2007

Based on the closing price of Susquehanna common stock on April 30, 2007, and the exchange ration of 1.48 shares of Susquehanna common stock for each share of Community common stock, a Community shareholder receiving Susquehanna common stock would have received Susquehanna shares having a value of $32.97 for each share of Community common stock he or she owned, had the merger occurred on that date.

The table below lists the high and low quarterly sales price for the common stock of Susquehanna and the common stock of Community as reported in published financial sources for each fiscal quarter during the last two years.

	Susquehanna		Community
	High	Low	High	Low
Fiscal year 2006:
Fourth Quarter	$27.92	23.65	28.69	25.41
Third Quarter	$25.26	22.07	27.44	24.30
Second Quarter	$25.76	22.44	27.66	24.10
First Quarter	$25.77	22.86	27.87	25.62

Fiscal Year 2005:
Fourth Quarter	$25.20	22.01	28.48	23.34
Third Quarter	$27.30	23.42	27.48	24.43
Second Quarter	$25.06	20.50	25.43	21.76
First Quarter	$25.44	23.38	27.48	22.56

During the two most recent fiscal years, cash dividends on Susquehanna common stock have been declared quarterly in the annual amount per share of $0.97 for the year ended December 31, 2006 and $0.93 for the year ended December 31, 2005. Dividends are paid by Susquehanna as and when declared by Susquehanna’s board of directors.

During the two most recent fiscal years, cash dividends on Community common stock have been declared quarterly in the annual amount per share of $0.79 for the year ended December 31, 2006 and $0.71 for the year ended December 31, 2005. Dividends are paid by Community as and when declared by Community’s board of directors. Due to the anticipated timing of the completion of the merger in relation to Community’s regular schedule for declaring and paying dividends, the Board of Directors of Community intends to declare and pay a partial fourth quarter dividend to Community Shareholders prior to the closing of the merger for the portion of the fourth quarter preceding the closing.

As of                     , 2007, the record number of Susquehanna shareholders was approximately                      and the record number of Community’s shareholders was approximately                     .

Following the merger, Susquehanna’s common stock will continue to be listed on The NASDAQ Global Select Market, and there will be no further market for Community common stock.

SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION

OF SUSQUEHANNA

The following is a summary of certain material provisions of Susquehanna’s articles of incorporation. This summary is qualified in its entirety by reference to the complete articles of incorporation of Susquehanna, a copy of which has been filed with the SEC as an exhibit to the registration statement of which this document forms a part, and may be obtained in the manner described under “Where You Can Find More Information” beginning on page 100.

Board of Directors’ Evaluation of an Acquisition Transaction

The articles of incorporation of Susquehanna provide that the board of directors may oppose, recommend, or remain neutral with respect to an “acquisition transaction,” as defined below, on the basis of the board of directors’ evaluation of what is in the best interests of Susquehanna. When considering whether to oppose, recommend or remain neutral with respect to an acquisition transaction, the board of directors may evaluate any or all of the following:

•

the adequacy of the consideration being offered, not only in relation to the adequacy of the consideration being offered and the then current market price of Susquehanna’s securities, but also in relation to (a) the historical and present operating results or financial position of Susquehanna, (b) whether equal or more favorable consideration could be obtained currently or in the future in a freely negotiated transaction with another party, and (c) the future value of Susquehanna as a continuing independent entity;

•	the economic or social effects that the acquisition transaction might have on the employees, depositors, and customers of Susquehanna or its subsidiaries and the communities they serve;

•

the reputations and business practices of an offeror and its management and affiliates and whether they might affect the business of Susquehanna and its subsidiaries, the future value of Susquehanna’s securities and the employees, depositors, customers and the communities served by Susquehanna and its subsidiaries; and

•	any antitrust or other legal, administrative or regulatory difficulties that might be created by the acquisition transaction.

If the board of directors determines that an acquisition transaction should be opposed, it may take any lawful action to accomplish its purpose, including the following:

•	advising shareholders not to accept the offer;

•	litigation against the offeror;

•	filing complaints with governmental and regulatory authorities;

•	causing Susquehanna to acquire its own securities;

•	selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto;

•

making an acquisition of another entity that the board of directors believes in good faith to be in the best interest of Susquehanna and that also creates an antitrust or other regulatory problem for the offeror; and

•	seeking a more favorable offer from another individual or entity.

Under Susquehanna’s articles of incorporation, the term “acquisition transaction” means any action, proposal, plan or attempt by any corporation or other business entity or any person or group to:

•	make any tender offer or exchange offer for any equity security of Susquehanna;

•	merge or consolidate Susquehanna, or any subsidiary of Susquehanna, with or into another corporation or entity;

•	purchase or otherwise acquire all or substantially all of the assets of Susquehanna or of any of its subsidiaries; or

•	any transaction or series of transactions similar in purpose, form or effect to any of the foregoing.

Votes Required to Approve Business Combinations

Susquehanna’s articles of incorporation include special voting requirements in connection with the approval of any business combination. A “business combination” includes any one or more of the following transactions:

•

any merger or consolidation of Susquehanna or any subsidiary with or into (i) a 20% shareholder, or (ii) any other corporation (whether or not itself a 20% shareholder) which is, or after such merger or consolidation would be, an affiliate of a 20% shareholder; or

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or in a series of related transactions) to or with any 20% shareholder of assets, whether of Susquehanna or any subsidiary or subsidiaries of Susquehanna, or any combination thereof, the aggregate value of which is equal to or greater than 10% of Susquehanna’s consolidated shareholders equity; or

•

the issuance or transfer by Susquehanna or by any subsidiary (in one transaction or in a series of related transactions) of any securities of Susquehanna or any subsidiary to any 20% shareholder or affiliate of a 20% shareholder in exchange for cash, securities or other property or any combination thereof, having an aggregate fair market value equal to or greater than 10% of Susquehanna’s consolidated shareholders equity; or

•

any reclassification of securities (including any reverse stock split), recapitalization, reorganization, merger or consolidation of Susquehanna with any of its subsidiaries or any similar transaction (whether or not with, into or otherwise involving a 20% shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Susquehanna or any subsidiary, which is directly or indirectly owned by any 20% shareholder or any affiliate of a 20% shareholder;

provided, however, no transaction described above will constitute a business combination if the board of directors has by resolution authorized or ratified the execution and delivery of a written agreement in principle, memorandum of understanding or letter of interest respecting such transaction prior to the time the 20% shareholder involved in such transaction acquired, directly or indirectly, more than 10% of the outstanding capital stock of Susquehanna which would be entitled to vote on such transaction.

Under the special voting provisions of Susquehanna’s articles of incorporation, the following votes are required in connection with the approval of any business combination:

•	the affirmative vote of the holders of the outstanding capital stock of Susquehanna entitled to cast at least 85% of the votes which all shareholders are entitled to cast on the matter;

•	the affirmative vote of the holders of at least 75% of the votes which all shareholders are entitled to cast on the matter, if and only if all of the following conditions are satisfied:

(1) the ratio of (a) the aggregate amount of cash and the fair market value of all other consideration to be received in such business combination by Susquehanna, a subsidiary, or the holders of common stock, as the case may be, divided by the number of shares of common stock issued and outstanding immediately prior to the first public announcement relating to such business combination, to (b) the market price of the common stock per share immediately prior to the first public announcement relating to such business combination, is at least as great as the ratio of (c) the highest per-share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) which the 20% shareholder has paid for any shares of common stock acquired by it within the three-year period prior to the record date for determining shareholders entitled to vote on such business combination, to (d) the market price of the common stock immediately prior to the initial acquisition by the 20% shareholder of any common stock.

(2) the aggregate amount of the cash and fair market value of other consideration to be received in such business combination by Susquehanna, a subsidiary or the holders of common stock, as the case may be, divided by the number of shares of common stock issued and outstanding immediately prior to the first public announcement relating to such business combination, is not less than the highest per-share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the 20% shareholder for any block of common stock owned by it;

(3) the form of consideration to be received by holders of common stock in such business combination will be no less favorable than the consideration paid by the 20% shareholder in acquiring the largest block of common stock already owned by it;

(4) after the 20% shareholder has acquired ownership of not less than 20% of the then outstanding votes, referred to as a 20% interest, and prior to the consummation of the subject business combination:

(a) the 20% shareholder has taken all action necessary to ensure that Susquehanna’s board of directors included at all times representation by continuing director(s) proportionate to the ratio that the voting shares which from time to time are owned by persons who are neither 20% shareholders nor substantial shareholders, as defined below under “—Substantial Shareholder Status Implications,” bear to all voting shares outstanding at the respective times (with a continuing director to occupy any resulting fractional board position);

(b) the 20% shareholder has not acquired any newly issued shares of stock, directly or indirectly, from Susquehanna (except upon conversion of convertible securities acquired by it prior to obtaining a 20% interest or as a result of a pro rata stock dividend or stock split); and

(c) the 20% shareholder has not acquired any additional shares of Susquehanna’s outstanding common stock or securities convertible into or exchangeable for common stock, except as a part of the transaction which resulted in the 20% shareholder acquiring its 20% interest;

(5) prior to the consummation of the subject business combination, the 20% shareholder has not (a) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by Susquehanna, or (b) made any major change in Susquehanna’s business or equity capital structure without the unanimous approval of the whole board; and

(6) a proxy statement meeting the requirements of the Securities Exchange Act of 1934 has been mailed to all holders of voting shares for the purpose of soliciting shareholder approval of the business combination.

•

any other business combination, not otherwise subject to provisions set forth above, requires the affirmative vote of the holders of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the matter:

(1) any merger or consolidation of Susquehanna with or into another corporation;

(2) any merger or consolidation of a subsidiary with or into another corporation if (i) the resulting, surviving or continuing corporation, as the case may be, would not be a subsidiary, or (ii) the total number of common shares of Susquehanna issued or delivered in connection with such transaction, plus those initially issuable upon conversion of any other shares, securities or obligation to be issued in connection with such transaction, exceed 15% of the common shares of Susquehanna outstanding immediately prior to the date on which such transaction is consummated;

(3) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Susquehanna;

(4) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a subsidiary whose total assets exceed 20% of the total assets of Susquehanna as reflected on the most recent consolidated balance sheet of Susquehanna; or

(5) any sale of all or substantially all of the stock in a subsidiary whose total assets exceed 20% of the total assets of Susquehanna as reflected on the most recent consolidated balance sheet of Susquehanna.

Transactions involving Susquehanna or a subsidiary that are not business combinations or that are not described in (1) through (5) above, require only such shareholder approval, if any, as may be required pursuant to Pennsylvania business corporation law.

Votes Required to Approve Liquidation or Dissolution

Any plan or proposal for the liquidation or dissolution of Susquehanna, which would require or permit a distribution of any surplus remaining after paying off all debts and liabilities of Susquehanna to its shareholders in accordance with their respective rights and preferences, will require the affirmative vote of the holders of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the matter; except that the affirmative vote of the holders of at least 85% of the votes which all shareholders are entitled to cast on the matter will be required for any such plan or proposal which would permit such distribution to shareholders to be made other than in cash.

Substantial Shareholder Status Implications

The Susquehanna articles of incorporation also provide that from and after the date any person becomes a “substantial holder,” as defined below, and until such time as such person ceases to be a substantial shareholder, holders of issued and outstanding voting shares of any class or series beneficially owned by such substantial shareholder, as of any record date for the determination of shareholders entitled to vote on or consent to any matter, in excess of 10% of the then issued and outstanding shares of such class or series will, subject to certain provisions set forth below and in the articles of incorporation, be entitled to cast 1/10 of one vote per share for each such share in excess of 10% of the then issued and outstanding shares of such class or series.

Notwithstanding the foregoing, in the event a substantial shareholder, or an affiliate thereof, or any other person deemed to be the beneficial owner of voting shares also beneficially owned by such substantial shareholder, consummates a tender offer, holders of all voting shares beneficially owned by the substantial shareholder will be entitled to cast one vote per share (or such greater or lesser number of votes per share as provided for each share of such class of stock under the articles of incorporation of Susquehanna) on each matter voted on or consented to by the shareholders of Susquehanna. The number of votes that may be cast by any record owner by virtue of the provisions in respect of voting shares of any class or series beneficially owned by a substantial shareholder will be a number equal to the total number of votes that a single record owner of all voting shares of such class or series beneficially owned by such substantial shareholder would be entitled to cast, multiplied by a fraction:

•	the numerator of which is the number of shares of such class or series beneficially owned by the substantial shareholder and owned of record by the record owner; and

•	the denominator of which is the total number of shares of such class or series beneficially owned by the substantial shareholder.

A substantial shareholder will not be permitted to cast, by virtue of his or her beneficial or record ownership of voting shares of any class or series beneficially owned by the substantial shareholder, in excess of 35% of the total number of votes that the holders of all then outstanding voting shares of such class or series would be entitled to cast until such time as the substantial shareholder consummates a tender offer, the requirements of which are set forth in Susquehanna’s articles of incorporation.

The term “substantial shareholder,” under Susquehanna’s articles of incorporation means any person, other than Susquehanna or any subsidiary, who or which is the beneficial owner, directly or indirectly, of more than

10% of the outstanding voting shares (determined solely on the basis of the total number of voting shares so beneficially owned and without giving effect to the number or percentage of votes entitled to be cast in respect of such shares) in relation to the total number of voting shares issued and outstanding. A person will not be deemed to be a substantial shareholder for any purposes hereof, if such person (or an affiliate thereof or any other person deemed to be the beneficial owner of voting shares also beneficially owned by such person), prior to the time such person becomes the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting shares, commences and consummates a tender offer for any and all shares of common stock, the terms of which will be approved and recommended to shareholders, as in the best interests of Susquehanna and its shareholders, by two-thirds of the members of the whole board (but only if at least a majority of the members of the board of directors acting upon such matter will be continuing directors).

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Community shareholders are governed by Pennsylvania law, including the Pennsylvania business corporation law, and Community’s articles of incorporation and bylaws. The rights of Susquehanna shareholders are governed by Pennsylvania law, including the Pennsylvania business corporation law, and Susquehanna’s articles of incorporation and bylaws.

Upon consummation of the merger, Community shareholders who elect to receive Susquehanna common stock as part of their merger consideration will become Susquehanna shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Susquehanna and Pennsylvania law. Because both Community and Susquehanna are Pennsylvania corporations, the differences in the rights of Community and Susquehanna shareholders will generally consist of differences found in the companies’ respective articles of incorporation and bylaws.

A comparison of the rights of Community and Susquehanna shareholders follows. This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to in, and is qualified in its entirety by reference to, Pennsylvania law and the respective articles of incorporation and bylaws of Community and Susquehanna.

Authorized Capital

Community. Community is authorized to issue 50,000,000 shares of common stock, par value $5.00 per share, and 500,000 shares of preferred stock, without par value.

Susquehanna. Susquehanna is authorized to issue 100,000,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of preferred stock, without par value.

Annual Meetings of Shareholders

Community. Community’s bylaws provide that an annual meeting will be held at such date or hour as may be fixed by the board of directors.

Susquehanna. Susquehanna’s bylaws provide that an annual meeting will be held at such date or hour as the board of directors may from time to time determine.

Special Meetings of Shareholders

Community. Special meetings of the Community shareholders can be called by Community’s chairman of the board, president, its board of directors or the holders of not less than one-third of all the shares issued and outstanding and entitled to vote at the particular meeting, in the manner provided in the bylaws.

Susquehanna. Special meetings of the Susquehanna shareholders can be called by Susquehanna’s chairman of the board, president, its board of directors or the holders of not less than 20% of all the shares issued and outstanding and entitled to vote at the particular meeting, in the manner provided in the bylaws.

Cumulative Voting

Community. Community’s articles of incorporation prohibit cumulative voting in the election of directors.

Susquehanna. Susquehanna’s articles of incorporation prohibit cumulative voting in the election of directors.

Advance Notice of Nomination of Directors

Community. Any shareholder who intends to nominate or cause to have nominated any candidate for election to the Board of Directors must notify the Secretary in writing not less than 45 days prior to the date of any meeting of shareholders called for the election of directors.

Susquehanna. Nomination of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of Susquehanna entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management, must be made in writing and delivered or mailed to the president of Susquehanna not less than 14 days, nor more than 50 days, prior to any meeting of shareholders called for the election. If less than 21 days’ notice of the meeting is given to shareholders, however, such nomination must be mailed or delivered to the Susquehanna president not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Number of Directors

Community. The number of Community directors will be between five and 25, as fixed by the Community board of directors from time to time. Community’s board has currently authorized by resolution 14 directors.

Susquehanna. The number of Susquehanna directors will be as the Susquehanna board of directors may determine, but not less than five. Susquehanna’s board currently consists of 14 directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by six members to a total of 20 members. Susquehanna’s board of directors intends to amend Susquehanna’s bylaws prior to the effectiveness of the merger to permit increasing the number of directors by more than two in any given calendar year. Susquehanna’s board of directors intends to fill the vacancies created by the increase in board size with Eddie L. Dunklebarger,             ,             ,             ,             and             .

Director Qualifications

Community. Each Community director must be under 75 years of age. Community directors do not need to be residents of Pennsylvania or shareholders of Community.

Susquehanna. Each Susquehanna director must be under 72 years of age and be a Susquehanna shareholder. Each Susquehanna director must also own at least 100 shares of capital stock of Susquehanna.

Director Classification

Community. The Community board of directors is divided into four classes, as nearly equal in number as possible, with each class being elected annually for a four-year term.

Susquehanna. The Susquehanna board of directors is also divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Removal of Directors

Community. The board of directors of Community may declare vacant the office of a director if he is declared of unsound mind by an order of court or convicted of a felony or for any other proper cause, or if such director does not accept his election as a director either in writing or by attending a meeting of the board of directors. In addition, the shareholders of Community may remove a director with the affirmative vote of at least 75% of the votes which all shareholders are entitled to cast. If the removal is approved by at least 75% of the members of the board of directors, then the removal will be effected by a majority of the shares voting in person or by proxy.

Susquehanna. Any Susquehanna director or the entire board may be removed from office, with or without cause, but only by the affirmative vote of the holders of at least 75% of the outstanding shares of Susquehanna capital stock entitled to vote generally in the election of directors (considered for this purpose as one class), which is not applicable with respect to the director or directors elected by the holders of preferred stock who have the right, voting separately as a class, to elect one or more directors.

Pennsylvania Anti-Takeover Provisions

Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders, and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections. Neither Community nor Susquehanna has opted out of any of these anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

Voting Rights

Amendment of Articles of Incorporation.

Under Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class. Pennsylvania law also provides that shareholders of a registered corporation, such as Community, are not entitled by statute to propose amendments to the articles of incorporation.

Community. Community’s articles of incorporation may be amended, altered or repealed as provided by Pennsylvania law. In addition to any affirmative vote required by law, any amendment to Article 7 (cumulative voting for election of directors), Article 8 (preemptive rights of shareholders) and Article 10 (board action on acquisition transactions) requires the affirmative vote of at least 75% of the votes which all shareholders are entitled to cast unless the amendment has been approved by 75% of the members of the board of directors of Community. If an amendment to these articles has been approved by at least 75% of Community’s directors, the amendment will be approved by the affirmative vote of holders of a majority of the shares voting in person or by proxy. Unless approval by a greater number of shares is required by statute, the rules of the NASDAQ (or a successor stock exchange) or the articles of incorporation, the required vote for any action not otherwise addressed in the articles but for which shareholder approval is required is as follows:

•

If the matter submitted to the shareholders for a vote has been recommended to the shareholders for approval by at least 75% of the board of directors, the affirmative vote of holders of a majority of the shares voting in person or by proxy shall be required to approve such matter; and

•

If the matter submitted to the shareholders for a vote has been recommended to the shareholders for approval by less than 75% of the board of directors, the affirmative vote of holders of shares entitled to cast at least 66 2/3% of the votes which all shareholders of Community are entitled to cast thereon shall be required to approve such matter.

Susquehanna. Susquehanna’s articles of incorporation provide that, in addition to any affirmative vote required by law, amendments to Susquehanna’s articles of incorporation require the affirmative vote of the holders of a majority of the stock present in person or represented by proxy at the meeting where such action is taken. Furthermore, any amendment to Article 8 (Bylaw Amendments), Article 9 (Shareholder Action Without a Meeting), Article 10 (Board Action on Acquisition Transactions) or Article 12 (Articles of Incorporation Amendments) requires the affirmative vote of holders of at least 75% of the votes that all shareholders are entitled to cast thereon at a regular or special meeting of shareholders. Any amendment to Article 11 (Voting Requirements for Business Combinations) requires the affirmative vote of the holders of at least 85% of the votes that all shareholders are entitled to cast on the matter. This 85% vote is not required for any amendment, alteration, change or repeal recommended to the shareholders by 85% of the entire board, but only if all members of the entire board will continue to be directors after such amendment, alteration, change or repeal (referred to as “continuing directors”). If such amendment, alteration, change or repeal is recommended to the shareholders by 85% of the entire board, all members of which are continuing directors, a vote of 75% of the votes that all shareholders are entitled to cast at a regular or special meeting of shareholders will apply.

Amendment of Bylaws.

Community. Community’s bylaws may be amended by the affirmative vote of Community holders of at least 66 2/3% of the outstanding shares of common stock or by a majority vote of the board of directors, always subject to the power of the shareholders to change such action of the board of directors by the affirmative vote of the holders of 75% of the outstanding shares of common stock.

Susquehanna. To the fullest extent permitted by law, Susquehanna’s board of directors is expressly vested with the authority to amend the Susquehanna bylaws. This authority is subject to the statutory power of Susquehanna shareholders to change such action, but only upon the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders are entitled to cast.

Required Vote for Certain Business Combinations.

Community. If Pennsylvania law or the rules of the NASD require shareholder approval of the business combination submitted to the shareholders for a vote has been recommended to the shareholders for approval by at least 75% of the board of directors, the affirmative vote of holders of a majority of the shares voting in person or by proxy shall be required to approve such matter; and if the matter submitted to the shareholders for a vote has been recommended to the shareholders for approval by less than 75% of the board of directors, the affirmative vote of holders of shares entitled to cast at least 66 2/3% of the votes which all shareholders of Community are entitled to cast thereon shall be required to approve such matter.

Susquehanna. As more fully described above, Susquehanna’s articles of incorporation contain special provisions regarding the required vote for certain business combinations. See “Selected Provisions of the Articles of Incorporation of Susquehanna” beginning on page 87.

DESCRIPTION OF COMMUNITY

Community Banks, Inc. is a financial holding company that was formed as a Pennsylvania corporation in 1982. Its major operating entity is its wholly-owned banking subsidiary, CommunityBanks, and includes several other subsidiaries which were formed to facilitate delivery of non-banking services to its customers. Community directly owns 100% of its operating subsidiaries. Community’s banking subsidiary has nearly $3.5 billion in assets and aggregate annual revenues exceeding $140 million as of December 31, 2006. Community is the 8th largest financial services holding company headquartered in Pennsylvania and the largest financial institution headquartered in the capital city of Harrisburg. The common stock of Community is listed on the Nasdaq Global Select Market under the symbol “CMTY.”

Community conducts a traditional and full service commercial and retail banking business and also provides trust services through 81 community banking offices located throughout central Pennsylvania and northern Maryland. Community has constructed its delivery of customer services around a regional operating and management structure which emphasizes local delivery of customer services combined with centralized support functions. CommunityBanks operates six individual regions within 11 counties in Pennsylvania and three counties in Maryland. On April 1, 2007, Community and BUCS Financial Corp. referred to as BUCS, parent company of BUCS Federal Bank, completed a merger in which BUCS was merged into Community and BUCS Federal Bank was merged into CommunityBanks. BUCS was headquartered in Baltimore County, Maryland, with four banking offices in Baltimore and Howard Counties, Maryland. BUCS had approximately $149 million in assets and $121 million in deposits at the effective date of the merger. Also on April 1, 2007, CommunityBanks and East Prospect State Bank completed a merger in which East Prospect was merged into CommunityBanks. East Prospect was a single-branch bank located within the heart of Community’s York County, Pennsylvania market. On the merger date, East Prospect had approximately $61 million in assets and over $42 million of deposits.

CommunityBanks operates in a geographic market that is home to a wide range of construction, manufacturing, distribution, health care, and agricultural industries and also includes various other service industry components. Community’s headquarters are located in Harrisburg, Pennsylvania, the state capital of Pennsylvania, and the hub of the Commonwealth’s various governmental departments, units, and agencies. CommunityBanks offers a wide range of personal banking services, including a variety of checking and savings products, time deposits and individual retirement accounts. Retail customers are also served by a product line that includes secured loan products, such as home equity loans and lines of credit, construction loans and residential mortgage loans. Residential loans are generally underwritten based on secondary market standards and the vast majority of originations are sold in the secondary market. Consumer loan products also include automobile loans, personal lines of credit and a checking account overdraft protection service.

Community provides commercial banking services to small and medium-sized businesses, almost all of which are operated within Community’s footprint. Commercial lending offerings include commercial, commercial real estate, commercial construction and agricultural loans. Community also offers letters of credit, traditional deposit products, and cash management services.

Non-banking subsidiaries

Over the years, Community has formed various special purpose wholly-owned subsidiaries, including companies formed to provide specialized services to its customers. All of these subsidiaries are engaged in activities related to the business of banking. In addition to CommunityBanks, Community maintains two special purpose subsidiaries, which include CommunityBanks Investments, Inc., an investment holding company, and Community Banks Life Insurance Company, Inc., a credit life reinsurance company.

During 2006, Community completed two smaller acquisitions: the Wiley Agency, an insurance agency located in Lancaster County, Pennsylvania and Sentry Trust, a separate trust services division of a competitor bank. Each acquisition was designed to leverage existing platforms of the insurance and trust segments of the company’s existing businesses.

As of April 1, 2007, following the acquisition of BUCS and East Prospect, Community had 1,025 full-time equivalent employees and Community considers its employee relations to be satisfactory.

DESCRIPTION OF SUSQUEHANNA

Susquehanna is a financial holding company that provides a wide range of retail and commercial banking and financial services through its subsidiaries in the mid-Atlantic region. In addition to three commercial banks, Susquehanna operates a trust and investment company, an asset management company (which provides investment advisory, asset management, brokerage and retirement planning services), a property and casualty insurance brokerage company, a commercial leasing company and a vehicle leasing company. As of December 31, 2006, Susquehanna had total assets of $8.2 billion, consolidated net loans and leases of $5.6 billion, deposits of $5.9 billion and shareholders’ equity of $936.3 million.

Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543. Susquehanna’s telephone number is (717) 626-4721, and its web-site address is www.susquehanna.net. Susquehanna’s stock is traded on the Nasdaq Global Select Market under the symbol SUSQ. Susquehanna makes available free of charge, through the Investor Relations section of its web site, Susquehanna’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

As a financial holding company with operations in multiple states, Susquehanna manages its subsidiaries on a geographic market basis, which allows each subsidiary operating in different markets to retain its autonomy with regard to loan approvals and product pricing. Susquehanna believes that this approach differentiates it from other large competitors because it gives Susquehanna’s subsidiaries greater flexibility to better serve their markets and increase responsiveness to the needs of local customers. Susquehanna continues, however, to implement consolidations in selected lines of business, operations and support functions in order to achieve economies of scale and cost savings. Susquehanna also provides its banking subsidiaries guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management and other financial, administrative, and control services.

Bank Subsidiaries. Susquehanna Patriot Bank operates primarily in the suburban Philadelphia, Pennsylvania and southern New Jersey market areas, including Berks, Chester, Delaware, Lehigh, Montgomery, and Northampton counties in Pennsylvania and Atlantic, Burlington, Camden, Cumberland and Gloucester counties in New Jersey. The New Jersey state-chartered bank operates 51 banking offices. Susquehanna Bank PA operates primarily in the central Pennsylvania market area, including Lancaster, Lycoming, Northumberland, Snyder, Union and York counties. The Pennsylvania state-chartered bank operates 55 banking offices. Susquehanna Bank operates primarily in the market areas of Maryland and southwestern central Pennsylvania, including Allegany, Anne Arundel, Baltimore, Carroll, Garrett, Harford, Howard, Washington and Worcester counties and the City of Baltimore in Maryland; Berkeley County in West Virginia and Bedford, Blair and Franklin counties in Pennsylvania. The Maryland state-chartered bank operates 57 banking offices.

Susquehanna’s commercial bank subsidiaries operate as an extensive branch network and maintain a strong market presence in our primary markets. They provide a wide-range of retail banking services, including checking, savings and club accounts, check cards, debit cards, money market accounts, certificates of deposit, individual retirement accounts, home equity lines of credit, residential mortgage loans, home improvement loans, automobile loans, personal loans and internet banking services. They also provide a wide-range of commercial banking services, including business checking accounts, cash management services, money market accounts, land acquisition and development loans, commercial loans, floor plan, equipment and working capital lines of credit, small business loans and internet banking services.

Non-bank Subsidiaries. Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp. operate primarily in the same market areas as Susquehanna’s bank subsidiaries. The Addis Group, LLC operates primarily in southeastern Pennsylvania, southern New Jersey and northern Delaware. Boston Service Company, Inc. (which conducts business under the name “Hann Financial Service Corp.”) operates primarily in New Jersey, eastern Pennsylvania and southeastern New York. Susquehanna Commercial Finance, Inc. operates throughout the continental United States.

Susquehanna’s non-bank subsidiaries offer a variety of financial services to complement its core banking operations, broaden its customer base, and diversify its revenue sources. The Addis Group, LLC provides commercial, personal property and casualty insurance, and risk management programs for medium and large sized companies. Susquehanna Trust & Investment Company, a subsidiary of Susquehanna Bank PA, provides traditional trust and custodial services, and acts as administrator, executor, guardian and managing agent for individuals, businesses and non-profit entities. Valley Forge Asset Management Corp. offers investment advisory, asset management and brokerage services for institutional and high net worth individual clients, and directly and through a subsidiary, retirement planning services. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) provides comprehensive consumer vehicle financing services. Susquehanna Commercial Finance, Inc., a subsidiary of Susquehanna Patriot Bank, provides comprehensive commercial leasing services.

As of December 31, 2006, Susquehanna had 2,259 full-time and 222 part-time employees.

LEGAL MATTERS

The legality of Susquehanna common stock to be issued in connection with the merger will be passed upon by Morgan, Lewis & Bockius LLP. Certain legal matters will be passed upon for Community by Mette, Evans & Woodside. In addition, Morgan, Lewis & Bockius LLP, counsel for Susquehanna, will deliver an opinion to Susquehanna concerning various federal income tax consequences of the merger, and Mette, Evans & Woodside, counsel for Community, will deliver an opinion to Community concerning various federal income tax consequences of the merger. See “The Merger – Material Federal Income Tax Consequences” on pages 54 through 56. Members of Mette, Evans & Woodside participating in advice to Community relating to the federal income tax consequences of the merger are the beneficial owners of approximately             shares of Community’s common stock and options to purchase approximately             shares of Community’s common stock.

EXPERTS

Community

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Community Banks, Inc. incorporated in this Prospectus by reference to Community’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of Beard Miller Company LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Susquehanna

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Susquehanna Bancshares, Inc. incorporated in this Prospectus by reference to Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Community

The following information regarding Community’s next annual meeting is provided in the event that the merger is not completed. If the merger does not take place, Community anticipates that its 2008 annual meeting will be held on May 13, 2008. Shareholder proposals that are intended to be presented at Community’s 2008 annual meeting of shareholders must have been received on or prior to December 18, 2007 to be eligible for inclusion in Community’s proxy statement and form of proxy to be used in connection with the 2008 annual meeting. These proposals must also meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Community’s proxy statement and proxy card for Community’s 2008 annual meeting of shareholders.

Community’s bylaws provide an advance notice procedure for a shareholder to properly bring business before an annual meeting. Community shareholders must give written advance notice to the Secretary not less than 120 days prior to the anniversary of the date of the Company’s proxy materials released to shareholders for the previous year’s annual meeting. Information regarding the identity of the shareholder and the basis for the proposal must be included in the written notice. Nominations for directors by shareholders must be received by the Secretary no later than the close of business on the 45th day preceding the date of the annual meeting. Information concerning the identity of the shareholder and certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Community to include in its proxy statement or the proxy relating to an annual meeting any shareholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

Susquehanna

Shareholder proposals that are intended to be presented at Susquehanna’s 2008 annual meeting of shareholders must have been received on or prior to                     , 200   to be eligible for inclusion in Susquehanna’s proxy statement and form of proxy to be used in connection with the 2008 annual meeting. These proposals must also meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Susquehanna’s proxy statement for Susquehanna’s 2008 annual meeting of shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Susquehanna and Community file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Susquehanna and Community file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call 1-800-732-0330 for further information on the public reference room. These SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov. Our reference to the SEC’s Internet site is intended to be an inactive textual reference only. You may also obtain filed documents from commercial document retrieval services (some of which also provide on-line delivery).

Susquehanna has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the Susquehanna common stock to be issued in the merger. This document is part of that registration statement and constitutes a prospectus of Susquehanna. This document does not contain all of the information discussed in the registration statement or the exhibits to the registration statement, parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement, copies of which may be obtained from the SEC as set forth above.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this document and information that we file later with the SEC will automatically update and supersede this information.

This document incorporates by reference the documents set forth below that Susquehanna and Community have previously filed with the SEC, and any future filings that Susquehanna and Community make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the completion of the merger or the termination of the merger agreement. These documents contain important information about Susquehanna and Community and their respective businesses and financial condition.

Community’s SEC Filings

•	Community’s Annual Report on Form 10-K for the year ended December 31, 2006;

•	Community’s Quarterly Report on Form 10-Q/A-Amendment No. 2 for the quarter ended March 31, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on June 18, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on May 9, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on May 4, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on May 1, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on April 2, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on March 20, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on March 14, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on February 27, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on February 13, 2007;

•	Community’s Current Report on Form 8-K, as filed with the SEC on February 1, 2007; and

•	Community’s Current Report on Form 8-K, as filed with the SEC on January 31, 2007.

Susquehanna’s SEC Filings

•	Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2006;

•	Susquehanna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Susquehanna’s Current Report on Form 8-K, as filed with the SEC on May 1, 2007; and

•	Susquehanna’s Current Report on Form 8-K, as filed with the SEC on March 5, 2007;

•

The description of Susquehanna common stock set forth in its Registration Statement on Form S-14, as filed with the SEC on February 3, 1982 and amended on April 25, 1983 and referred to in a Form 8-K filed with the SEC on September 20, 1982, relating to the initial registration of Susquehanna as a successor filer to Farmers First Bank.

Any statements contained in this document concerning the provisions of any document filed with the SEC are not necessarily complete, and, in each instance, you should refer to the document in its entirety for complete information.

Documents incorporated by reference are available from Susquehanna or Community without charge by first class mail or equally prompt means within one business day of receipt of your request, excluding exhibits unless the exhibit has been specifically incorporated by reference into the information that this document incorporates. If you want to receive a copy of any document incorporated by reference, please request it in writing or by telephone from the appropriate company at the following address:

Community Banks, Inc.

777 East Park Drive

Harrisburg, PA 17111

(717) 920-5800

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

If you would like to request documents from Community or Susquehanna, please do so by             , 2007 to receive them before the respective special meeting for each company.

You should rely only on the information contained or incorporated by reference in this document in connection with deciding your vote upon the approval of the merger. Neither Community nor Susquehanna has authorized anyone to provide you with information different from what is contained in this document. This document is dated             , 2007. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to shareholders nor the issuance of Susquehanna common stock in the merger shall create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

Annex A-1

Annex A-i

(continued)

Annex A-ii

(continued)

Annex A-iii

(continued)

		Page
10.4	Notices	37

10.5	Interpretation	38

10.6	Counterparts	38

10.7	Entire Agreement	38

10.8	Governing Law	38

10.9	Enforcement of Agreement	38

10.10	Severability	38

10.11	Publicity	38

10.12	Assignment; No Third Party Beneficiaries	38

Community Banks, Inc. Disclosure Schedule and Related Exhibits

Susquehanna Bancshares, Inc. Disclosure Schedule and Related Exhibits

Exhibit 7.6

Exhibit 7.15

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 30, 2007, is entered into between Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Parent”), and Community Banks, Inc., a Pennsylvania corporation (the “Company”). Parent and the Company are sometimes collectively referred to herein as the “Constituent Corporations.”

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge (the “Merger”) with and into Parent;

WHEREAS, as soon as practicable after the execution and delivery of this Agreement, Susquehanna Bank PA, a bank and trust company organized under the Pennsylvania Banking Code of 1965 and a wholly-owned subsidiary of Parent (the “Parent Bank”), and Community Banks, a bank organized under the Pennsylvania Banking Code of 1965 and a wholly-owned subsidiary of the Company (the “Company Bank”), will enter into an Agreement and Plan of Merger (the “Bank Merger Agreement”), pursuant to which the Company Bank shall merge with and into the Parent Bank (the “Bank Merger”), with the Parent Bank constituting the surviving bank (the “Surviving Bank”), and it is intended that the Bank Merger be consummated immediately following the consummation of the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Parent. Parent shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. The name of the Surviving Corporation shall continue to be Susquehanna Bancshares, Inc. Upon consummation of the Merger, the separate corporate existence of the Company shall cease.

1.2 Effective Time. Subject to the provisions of this Agreement, articles of merger complying with the PBCL (the “Articles of Merger”) shall be duly prepared, executed and delivered for filing with the Department of State of the Commonwealth of Pennsylvania (the “Department”), in each case on the Closing Date (as defined in Section 10.1 hereof). The Merger shall become effective at such time as the Articles of Merger are filed by the Department or at such later time as may be specified in the Articles of Merger (such time being the “Effective Time”).

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the PBCL.

1.4 Conversion of Company Common Stock.

(a) At the Effective Time, subject to the other provisions of this Article I, and Sections 2.2(e) and Section 9.1(g) hereof, each share of the common stock, $5.00 par value per share, of the Company (the

Annex A-1

“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.5, either (i) the Per Share Stock Consideration (as defined below) or (ii) the Per Share Cash Consideration (as defined below). The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Merger Consideration.”

For purposes of this Agreement:

“Per Share Stock Consideration” shall mean a number of shares of common stock, par value $2.00 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio.

“Per Share Cash Consideration” shall mean $34.00.

“Exchange Ratio” shall mean 1.48.

“Total Cash Amount” shall equal the product of the Per Share Cash Consideration multiplied by 10% of the sum of (i) the shares of Company Common Stock (excluding shares of Company Common Stock held in treasury) and (ii) the Company Options (as defined in Section 1.6(a)), in each case outstanding as of the close of business on the Determination Date.

“Determination Date” shall mean the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the NASDAQ Stock Market, then the trading day immediately preceding such calendar day.

(b) All of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate or direct registration statement (each a “Certificate”) previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.2(b) hereof, and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) hereof.

(c) If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, proportionate adjustments shall be made to the Per Share Stock Consideration.

(d) At the Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, as the case may be, being referred to herein as “Trust Account Shares”) and (y) held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist, and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Parent.

Annex A-2

(e) The calculations required by Section 1.4(a) shall be prepared jointly by Parent and the Company prior to the Closing Date.

1.5 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent (as defined below)) in such form as Parent and the Company shall mutually agree (the “Election Form”) shall be mailed 35 days prior to the anticipated Effective Date or on such other date as the Company and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“No Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 33rd day following the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.”

(c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the certificates representing such Company Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent as to such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(1) Cash Election Shares More Than Total Cash Amount. If the sum of the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares plus the aggregate amount of Option Cancellation Payments under Section 1.6(a) or any other provisions of this

Annex A-3

Agreement (such sum hereinafter, the “Section 1.5(e) Cash Amount”) is greater than the Total Cash Amount, then:

(A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger (including, without limitation, any cash paid for Option Cancellation Payments under Section 1.6(a) or any other provision of this Agreement) equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(2) Cash Election Shares Less Than Total Cash Amount. If the Section 1.5(e) Cash Amount is less than the Total Cash Amount, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process (excluding, to the extent possible, shares of Company Common Stock acquired through the exercise of any incentive stock option at any time within twelve months prior to the Effective Date), a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger (including, without limitation, any cash paid for Option Cancellation Payments under Section 1.6(a) or any other provision of this Agreement) equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(C) the Stock Election Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(3) Cash Election Shares Equal to Total Cash Amount. If the Section 1.5(e) Cash Amount is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

(f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

1.6 Option Plans; Stock Options.

(a) Each holder of a Company stock option, whether vested or unvested, shall have the opportunity (but not the obligation) to require the Company, immediately prior to the Effective Time, to cancel such stock option in exchange for the payment of an appropriate cancellation payment. To facilitate the foregoing, an option cancellation agreement (and other appropriate and customary information and transmittal materials) in such form as Parent and the Company shall mutually agree (an “Option Cancellation Agreement”) shall be mailed on the Mailing Date to each holder of an outstanding unexercised stock option (whether vested or unvested) to purchase shares of Company Common Stock under the Company’s 1998 Long-Term Incentive Plan, 2000 Director’s Stock Option Plan, Community Banks, Inc. Substitute PennRock Financial Services Corp. Stock Incentive Plan of 2002, and Community Banks, Inc. Substitute PennRock Financial Services Corp. Omnibus Stock Plan (collectively, the “Company Option Plans,” and such options being each a

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“Company Option”). The Option Cancellation Agreements shall provide that, upon execution by the holder of such Company Option and delivery of such Option Cancellation Agreement to the Company in accordance with the provisions set forth herein, such Company Option shall be cancelled as of the Effective Time in accordance with its terms, and the holder of such Company Option, in cancellation and settlement therefor, shall be entitled to a payment in cash, at the Effective Time, equal to the product of (i) the excess, if any, of (x) the Per Share Cash Consideration over (y) the exercise price per share of Company Common Stock subject to such Common Option, multiplied by (ii) the total number of shares of Company Common Stock subject to such Common Option immediately prior to its cancellation (each such payment, net of the withholding of any Taxes, and without interest, an “Option Cancellation Payment”). Option Cancellation Agreements shall be effective only if received by the Company on or prior to the 33rd day after the Mailing Date. The Board of Directors of the Company shall adopt all appropriate resolutions and take all other actions necessary with respect to Company Options subject to an Option Cancellation Agreement, to terminate the relevant individual option agreements and cancel the relevant Company Options immediately prior to the Effective Time as necessary to effectuate the provisions in this Section 1.6(a).

(b) At the Effective Time, each unexercised Company Option that is not subject to an effective Option Cancellation Agreement, and each Company Option Plan, shall be assumed by Parent in a transaction described in Sections 409A or 424(a), as applicable, of the Code. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company Option immediately prior to the Effective Time (except that all Company Options shall become fully vested immediately prior to the Effective Time in accordance with Section 1.6(d)), except that (i) each Company Option will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon the exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. As soon as practicable after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deliver to the holders of Company Options, notices describing the conversion of such Company Options (as modified by this Section 1.6(b)), and the agreements evidencing the Company Options shall continue in effect on the same terms and conditions (as modified by this Section 1.6(b)). Parent shall comply with the terms of all such Company Options. Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent’s obligations under this Section 1.6(b). As soon as practicable after the Effective Time, Parent shall file a registration statement or statements on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to Company Options assumed by Parent pursuant to this Agreement.

(c) Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent equity securities) and dispositions of Company equity securities (including derivative securities with respect to any Company equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d) Prior to the Effective Time, the Company shall take all actions that are necessary pursuant to the Company Option Plans to accelerate the vesting of all unvested Company Options, such that all outstanding Company Options become vested and exercisable as of immediately prior to the Effective Time.

1.7 Parent Common Stock. Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury

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stock of Parent as contemplated by Section 1.4 hereof, the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.8 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Parent, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

1.9 Bylaws. At the Effective Time, the Bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Directors and Officers.

(a) At and after the Effective Time, the directors of Parent shall consist of all of the directors of Parent serving immediately prior to the Effective Time and the additional persons who shall become directors of Parent in accordance with Section 7.13 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.11 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code and the Treasury Regulations thereunder.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Shares and Cash Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) (the “Exchange Agent”) selected by Parent and reasonably satisfactory to the Company, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates representing the shares of Parent Common Stock to be issued pursuant to Section 1.4 and Section 2.2(a) in exchange for outstanding shares of Company Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 1.4 and 2.2(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(e) hereof. Such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder’s Certificate or Certificates with a properly completed Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After completion of the allocation procedure set forth in Section 1.5 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or

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Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder of Company Common Stock became entitled to receive pursuant to the provisions of Article I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of Article I, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock or cash or both, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on the NASDAQ Stock Market as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for 12 months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required

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by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

DISCLOSURE SCHEDULES

Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the “Company Disclosure Schedule,” and in the case of Parent, the “Parent Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Parent, or to one or more of such party’s covenants contained in Articles VI or VII.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Article III, the Company hereby represents and warrants to Parent as follows:

4.1 Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect (as defined below) on the Company. The Company is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Articles of Incorporation and Bylaws of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (w) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (x) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (y) any action or omission of the Company or Parent or any Subsidiary of either of them taken in accordance with the terms of this Agreement or with the prior written consent of the other party hereto, or (z) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

(b) The Company Bank is a commercial bank and trust company duly organized, validly existing and in good standing under the laws of Commonwealth of Pennsylvania. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Company’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

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Each of the Company’s Subsidiaries has the corporate (or equivalent) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect on such Subsidiary. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(c) The minute books of the Company and each of its Subsidiaries contain true and correct records of all meetings and other corporate (or equivalent) actions held or taken since January 1, 2004 through March 31, 2007 of their respective shareholders, members or partners, as the case may be, and Boards of Directors or similar governing authority (including committees thereof).

4.2 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, no par value per share, of the Company (the “Company Preferred Stock”). As of the opening of business on April 30, 2007, there were 24,751,204 shares of Company Common Stock issued and outstanding and no shares of Company Preferred Stock were issued or outstanding. As of the date of this Agreement, there were 1,423,627 Company Options outstanding. As of the date of this Agreement, there were no shares of Company Common Stock otherwise reserved for issuance except for (i) (x) 1,809,535 shares of Company Common Stock reserved pursuant to the Company Option Plans, (y) 58,616 shares of Company Common Stock reserved pursuant to the Company’s employee stock purchase plan (“ESPP”), and (z) 1,147,470 shares of Company Common Stock reserved pursuant to the Company’s Dividend Reinvestment Plan, and (ii) shares of Company Common Stock issuable: to former shareholders of PennRock Financial Services Corp. in connection with its acquisition by the Company, effective July 1, 2005; to former shareholders of BUCS Financial Corp. in connection with its acquisition by the Company, effective April 1, 2007; and to former shareholders of East Prospect State Bank in connection with its acquisition by the Company, effective April 1, 2007. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 4.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. As of the date of this Agreement, the names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, and the price at which each such option may be exercised under the Company Option Plans are set forth in Section 4.2(a) of the Company Disclosure Schedule. Each Company Option has been granted with an exercise price of not less than fair market value of a share of Company Common Stock as of the date such Company Option was granted; provided, however, that the exercise prices of the Company Options issued in connection with the July 1, 2005 merger of PennRock Financial Services Corp. were based, in part, on the merger consideration paid in such merger, and were determined in accordance with Sections 409A and 424(a), as applicable, of the Code.

(b) Section 4.2(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock or other equity interests of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership

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thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

4.3 Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval and adoption at a meeting of such shareholders and, except for the approval and adoption of this Agreement and the transactions contemplated hereby by the requisite vote of the Company’s shareholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Except as may be set forth in Section 4.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the articles of incorporation, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective material properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective material properties or assets may be bound or affected.

4.4 Consents and Approvals. Except for (a) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Company’s shareholders and Parent’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement”), (b) the approval and adoption of this Agreement and the transactions contemplated hereby by the requisite vote of the shareholders of the Company, and (c) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are required to be made by the Company in connection with (1) the execution and delivery by the Company of this Agreement and (2) the consummation by the Company of the Merger and the other transactions contemplated hereby.

4.5 SEC Reports. The Company has previously made available to Parent a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2003 by the Company with the SEC pursuant to the Securities Act, or the Exchange Act (the “Company Reports”) and (b) communication mailed by the Company to its shareholders since December 31, 2003, and, except as described in Section 4.5 of the Company Disclosure Schedule, no such Company Report (either when filed or at its effective time, if applicable) or communication (when mailed) contained any untrue

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statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2003, and, as of their respective dates, except as described in Section 4.5 of the Company Disclosure Schedule, all Company Reports complied with the published rules and regulations of the SEC with respect thereto.

4.6 Regulatory Reports. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2003 with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (ii) the FDIC, (iii) the Pennsylvania Department of Banking or any other state bank regulatory authority and (iv) any self-regulatory organization (collectively, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries, and except as may be set forth in Section 4.6 of the Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2003. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

4.7 Financial Statements. The Company has previously made available to Parent copies of (a) the consolidated balance sheet of the Company and its Subsidiaries as of December 31 for the fiscal year 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2005 and 2006, accompanied by the audit report of Beard Miller Company LLP, independent public accountants with respect to the Company (the “2006 Audited Financial Statements”) and (b) the consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the three-month period then ended (the “March 31 Unaudited Financial Statements”). Except as described in Section 4.7 of the Company Disclosure Schedule, each of the December 31, 2006 and March 31, 2007 consolidated balance sheets of the Company (including the related notes, where applicable) fairly present the consolidated financial position of the Company and its Subsidiaries as of the date of such balance sheet, and the other financial statements referred to in this Section 4.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.8 Broker’s Fees. Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Griffin Financial Group LLC (“Griffin”) in accordance with the terms of a letter agreement dated April 5, 2007, between Griffin and the Company a true and correct copy of which has been previously made available by the Company to Parent.

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4.9 Absence of Certain Changes or Events. (a) Except as may be set forth in Section 4.9(a) of the Company Disclosure Schedule, or as disclosed in the 2006 Audited Financial Statements or the March 31 Unaudited Financial Statements (together the “Financial Statements”) or any Company Report (as defined in Section 4.5) filed with the SEC prior to the date of this Agreement, since December 31, 2006 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect (as defined herein) on the Company.

(b) Except as may be set forth in Section 4.9(b) of the Company Disclosure Schedule or as disclosed in the Financial Statements or any Company Report filed with the SEC prior to the date of this Agreement, since December 31, 2006 the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c) Except as may be set forth in Section 4.9(c) of the Company Disclosure Schedule, since December 31, 2006 neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2006 (other than increases in wages or salaries with respect to any such individual equaling less than 10%), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for bonus payments and severance or termination payments made in the ordinary course of business consistent with past practices), (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

4.10 Legal Proceedings. (a) Except as may be set forth in Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries including any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as may be set forth in Section 4.10(b) of the Company Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

4.11 Taxes. (a) Except as may be set forth in Section 4.11(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all Taxes (as hereinafter defined) required to be paid by them, whether or not shown to be due on such Tax Returns. Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, as of the date hereof (i) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (ii) with respect to each taxable period of the Company and its Subsidiaries, the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service (“IRS”) or appropriate state tax authorities through December 31, 2000 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, and (iii) there are no claims, audits or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in Taxes, and the Company has not been notified in writing of any proposed Tax claims, audits or assessments against the Company or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of the Company have been established). There are no material liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than liens for current Taxes not yet due and payable. All Taxes required to be withheld, collected or deposited by or with respect to the Company and its Subsidiaries have been timely withheld, collected or deposited, as the case may

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be, and, to the extent required, have been paid to the relevant taxing authority. Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method. Except with respect to the affiliated group of corporations of which the Company is the common parent (as defined by Section 1504(a) of the Code), neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement or otherwise has any liability for the Taxes of any person (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), or (iv) otherwise. Neither the Company nor any of its Subsidiaries has entered into any transaction that is either a “listed transaction” or that the Company believes in good faith is a “reportable transaction” (both as defined in Treas. Reg. Section 1.6011-4, as modified by periodically updated Revenue Procedures and other applicable published Internal Revenue Service guidance). Neither the Company nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b) For the purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, unclaimed property, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

4.12 Employees. (a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee, director or consultant of the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any liability or obligation, contingent or otherwise (the “Plans”).

(b) The Company has heretofore made available to Parent with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document and any amendment thereto (or if there is no Plan document, a summary of the material terms of the Plan); (ii) any related trust or other funding vehicle; (iii) the actuarial report and annual report for such Plan for the most recent two years for which such reports are available; (iv) the most recent determination letter from the IRS for such Plan, and (v) the most recent summary plan description and related summaries of material modifications.

(c) Except as may be set forth in Section 4.12(c) of the Company Disclosure Schedule: each of the Plans has been established and has at all times been operated and administered in material compliance with the applicable law, including the Code and ERISA; there is no material liability relating to the Plans (with materiality determined with respect to the Plans in the aggregate) that has not been disclosed on the Company’s financial statements in accordance with GAAP and any other applicable legal and accounting requirements, as described in Section 4.7, and such liability with respect to any Plan will not materially increase as a result of the Merger; each of the Plans intended to be “qualified” within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS, and, to the Company’s knowledge, no event has occurred that would reasonably be expected to affect such determination; each of the Plans has been timely amended to comply with current law and regulations; no Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code; neither the Company nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the Pension Benefit Guaranty Corporation (the “PBGC”) (which premiums have been paid when due)); to the knowledge of the Company, no proceedings

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have been instituted to terminate any Plan that is subject to Title IV of ERISA; no “reportable event,” as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); no non-exempt “prohibited transaction” (within the meaning of section 4975 of the Code or section 406 of ERISA) or breach of any fiduciary duty described in section 404 of ERISA has occurred that could result in any liability, direct or indirect, for the Company or an ERISA Affiliate or any shareholder, officer, director or employee of the Company or an ERISA Affiliate; neither the Company nor any of its Subsidiaries has any liability with respect to post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any of its Subsidiaries; each Plan that is a group health plan (within the meaning of section 5000(b)(1) of the Code) complies, and in each and every case has complied, with all of the requirements of ERISA and section 4980B of the Code; no condition exists that presents a material risk to the Company of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC); all amounts that the Company and its ERISA Affiliates are required to pay as contributions to the Plans as of the last day of the most recent fiscal year of each of the Plans have been paid; all benefits accrued under any funded or unfunded Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP; and all monies withheld from employee paychecks with respect to Plans have been transferred to the appropriate Plan in a timely manner as required by applicable law; no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any employee or former employee of the Company or any of its Subsidiaries provides for payments that would not be deductible under Section 162(m) of the Code; no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any disqualified individual (within the meaning of section 280G(c) of the Code) of the Company or any of its Subsidiaries provides for payments (including but not limited to liability associated with any gross-up payment under any such contract, Plan or arrangement) that will result in any nondeductible compensation under section 280G(a) of the Code or will result in an excise tax payable by such disqualified individuals under section 4999 of the Code; no Plan is a multiemployer plan (within the meaning of section 4001(a)(3) of ERISA) and no Plan is a multiple employer plan as defined in section 413 of the Code; there are no pending or, to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto; each Plan that is subject to section 409A of the Code has been maintained and operated in good faith based on the proposed regulations and related IRS guidance issued with respect to section 409A of the Code and has been, or will be prior to the Effective Time, amended to comply with section 409A of the Code, and no Plan subject to section 409A of the Code triggers the imposition of penalty taxes under section 409A of the Code; all Plans may be amended or terminated without penalty by the Company or a Subsidiary at any time on or after the Closing; all persons classified by the Company or its ERISA Affiliates as independent contractors satisfy and have at all times satisfied the requirements of applicable law to be so classified; the Company and its ERISA Affiliates have fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and the Company and its ERISA Affiliates have no obligations to provide benefits with respect to such persons under Plans or otherwise; and no individuals are currently providing, or have ever provided, services to the Company or its ERISA Affiliates pursuant to a leasing agreement or similar type of arrangement, nor has the Company or its ERISA Affiliates entered into any arrangement whereby such services will be provided.

4.13 Company Information. The information relating to the Company and its Subsidiaries which is provided to Parent by the Company for inclusion in the Proxy Statement and the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to Parent or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

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4.14 Compliance with Applicable Law. The Company and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice of any violations of any of the above.

4.15 Certain Contracts. (a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or consultant of the Company or any of its Subsidiaries, (iii) as of the date of this Agreement which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $100,000 per annum in the case of any one such agreement or $200,000 in total payments in the case of all such agreements, or (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries. Each contract of the type described in clause (iii) of this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.” The Company has previously delivered or made available to Parent true and correct copies of each contract of the type described in this Section 4.15(a).

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any Company Contract, and (iv) no other party to any Company Contract is, to the knowledge of the Company, in default in any respect thereunder.

4.16 Agreements with Regulatory Agencies. Except as may be set forth in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor any of their Institution Affiliated Parties (as defined in Section 3 of the Federal Deposit Insurance Act) is or since December 31, 2003 has been subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolution at the request of (each, whether or not set forth on Section 4.16 of the Company Disclosure Schedule, a “Regulatory Agreement”), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

4.17 Environmental Matters. Except as may be set forth in Section 4.17 of the Company Disclosure Schedule:

(a) To the knowledge of the Company, each of the Company and its Subsidiaries, and each of the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

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(b) There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company or any of its Subsidiaries, or, to the knowledge of the Company, any Participation Facility or any Loan Property, has been or may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries, any Participation Facility or any Loan Property; and

(c) To the knowledge of the Company, during the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner that requires remediation under any Environmental Law. To the knowledge of the Company, prior to the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner than requires remediation under any Environmental Law.

The following definitions apply for purposes of this Section 4.17: (x) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (y) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (z) “Participation Facility” means any facility in which the Company or any of its Subsidiaries operates or participates in the management and, where required by the context, said term means the owner or operator of such facility.

4.18 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from Griffin to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of the Company is fair to such shareholders from a financial point of view.

4.19 Approvals. As of the date of this Agreement, the Company knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.20 Loan Portfolio. (a) The Company has disclosed to Parent (including by disclosing to Parent copies of all material documentation) (i) all of the following loan agreements, notes and borrowing arrangements of the Company or any Subsidiary (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”): (x) Loans the unpaid principal balance of which exceeds $250,000, under the terms of which the obligor was, as of March 31, 2007, over 90 days delinquent in payment of principal or interest, (y) Loans the unpaid principal balance of which exceeds $250,000, and that were as of March 31, 2007 classified by any bank examiner (whether regulatory or internal) as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or words of similar import and (z) Loans the unpaid principal balance of which exceeds $250,000, and that were on non-accrual status as of March 31, 2007, and (ii) each asset of the Company that as of March 31, 2007, was classified as “Other Real Estate Owned,” and the book value thereof.

(b) Except as described in Section 4.20(b) of the Company Disclosure Schedule, to the knowledge of the Company, each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent purported to be secured, has been secured by valid liens and security interests which have been

Annex A-16

perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.21 Property. Each of the Company and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of the Company as of December 31, 2006 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet or (vii) the lessor’s interest in any such property that is leased. All leases pursuant to which the Company or any Subsidiary of the Company, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in default thereunder.

4.22 Reorganization. As of the date of this Agreement, the Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.23 State Takeover Laws and Charter Provisions. Assuming the accuracy of the representations and warranties of Parent set forth in Section 5.16 hereof, the Company has taken all necessary action to exempt the transactions contemplated by this Agreement from all applicable state takeover laws and any comparable provisions in the Articles of Incorporation or Bylaws of the Company.

4.24 Rights Agreement. The Company has taken all actions necessary to cause the Rights Agreement dated as of February 28, 2002, between the Company and Community Banks, as rights agent (the “Company Rights Agreement”), to (a) render the Company Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, (b) ensure that (i) neither Parent nor any subsidiary of Parent is an Acquiring Person (as defined in the Company Rights Agreement) pursuant to the Company Rights Agreement, (ii) a Distribution Date or a Shares Acquisition Date (as such terms are defined in the Company Rights Agreement) does not occur and (iii) the rights (the “Company Rights”) to purchase Company Common Stock issued under the Company Rights Agreement do not become exercisable, in the case of clauses (i), (ii) and (iii), solely by reason of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, (c) provide that the Expiration Date (as defined in the Company Rights Agreement) shall occur immediately prior to the Effective Time and (d) ensure that Sections 11 and 13 of the Company Rights Agreement will not apply to the Merger or the other transactions contemplated by this Agreement.

4.25 Insurance. The Company and its Subsidiaries have policies of insurance to which the Company or its Subsidiaries are parties or that provide coverage to the Company and its Subsidiaries and all such policies: are valid and enforceable; are issued by insurers that are financially sound and reputable; taken together, provide adequate insurance coverage for the assets and the operations of the Company and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as the Company and its Subsidiaries; and are sufficient for compliance with all legal requirements. Neither the Company nor any Subsidiary has received (a) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (b) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Article III, Parent hereby represents and warrants to the Company as follows:

5.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualify would not have a Material Adverse Effect on Parent. Parent is duly registered as a financial holding company under the BHC Act. The Articles of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

(b) Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Parent has the corporate (or equivalent) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to be licensed or qualified would not have a Material Adverse Effect on the Subsidiary of Parent. The deposit accounts of each Subsidiary of Parent that is a bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. The charter documents and bylaws of each Subsidiary of Parent that is a “Significant Subsidiary” (within the meaning of Rule 1-02 of Regulation S-X of the SEC), copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

5.2 Capitalization. (a) As of the opening of business on April 30, 2007, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of Parent preferred stock. As of the opening of business on April 30, 2007, there were 52,144,543 shares of Parent Common Stock issued and outstanding and no shares of Parent Common Stock held in Parent’s treasury. As of the date of this Agreement, there were no shares of Parent preferred stock issued and outstanding. As of March 31, 2007, no shares of Parent Common Stock were reserved for issuance, except that an aggregate of 1,786,799 shares of Parent Common Stock were either (i) reserved for issuance upon the exercise of stock options pursuant to Parent’s Equity Compensation Plan, Parent’s 2005 Equity Compensation Plan, Employee Stock Purchase Plan, Stock Purchase Option of Cardinal Bancorp, Inc. effective April 13, 1993, 1994 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 12, 1994, 1995 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 11, 1995, 1996 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 9, 1996, 1997 Stock Option of Cardinal Bancorp, Inc. effective April 8, 1997, Patriot Bank Corp. 1996 Stock-Based Incentive Plan effective June 7, 1996, Patriot Bank Corp. 2002 Stock Option Plan effective January 31, 2002, or (ii) issuable: to former shareholders of First Capitol Bank in connection with its acquisition by Parent; effective January 5, 1999; to former shareholders of Patriot Bank Corp. in connection with its acquisition by Parent, effective June 10, 2004; or to former shareholders of Minotola National Bank in connection with its acquisition by Parent, effective April 21, 2006. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 5.2(a) of the Parent Disclosure Schedule, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or any other equity

Annex A-18

securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Section 5.2(b) of the Parent Disclosure Schedule sets forth a true and correct list of all of the Parent Subsidiaries as of the date of this Agreement. Except as may be set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

5.3 Authority; No Violation. (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has directed that this Agreement and the transactions contemplated hereby be submitted to Parent’s shareholders for approval and adoption at a meeting of such shareholders and, except for the approval and adoption of this Agreement and the transactions contemplated hereby by the requisite vote of Parent’s shareholders, no other corporate proceedings on the part of Parent are necessary to approve and adopt this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, receivership and similar laws affecting creditors’ rights and remedies generally.

(b) Except as may be set forth in Section 5.3(b) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Parent, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Bank Merger Act, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (c) the approval and adoption of this Agreement and the transactions contemplated hereby and the issuance of shares of Parent Common Stock pursuant to this Agreement by the requisite vote of the shareholders of Parent, (d) the filing of the Articles of Merger with the Department, (e) such filings and approvals as are required to be

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made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (f) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ Stock Market, (g) approval of the transactions contemplated by this Agreement by the Pennsylvania Department of Banking and/or filings in connection therewith pursuant to the Pennsylvania Banking Code, as amended, and (h) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent in connection with (1) the execution and delivery by Parent of this Agreement and (2) the consummation by Parent of the Merger and the other transactions contemplated hereby.

5.5 SEC Reports. Parent has previously made available to the Company a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2003 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) and (b) communication mailed by Parent to its shareholders since December 31, 2003, and no such Parent Report (when filed and at its respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2003, and, as of their respective dates, all Parent Reports complied with the published rules and regulations of the SEC with respect thereto.

5.6 Regulatory Reports. The Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2003 with any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Parent and its Subsidiaries, and except as may be set forth in Section 5.6 of the Parent Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2003. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

5.7 Financial Statements. Parent has previously made available to the Company copies of (a) the consolidated balance sheet of Parent and its Subsidiaries as of December 31 for the fiscal year 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2005 and 2006, accompanied by the audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to Parent (the “2006 Parent Audited Financial Statements”) and (b) the consolidated balance sheet of Parent and its Subsidiaries as of March 31, 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the three-month period then ended (the “March 31 Parent Unaudited Financial Statements”). Each of the December 31, 2006 and March 31, 2007 consolidated balance sheets of Parent (including the related notes, where applicable) fairly present the consolidated financial position of Parent and its Subsidiaries as of the date of such balance sheet, and the other financial statements referred to in this Section 5.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of

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unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

5.8 Broker’s Fees. Neither Parent nor any Subsidiary of Parent, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc. (“KBW”).

5.9 Absence of Certain Changes or Events. Except as may be set forth in Section 5.9 of the Parent Disclosure Schedule, or as disclosed in the 2006 Parent Audited Financial Statements or the March 31 Parent Unaudited Financial Statements or any Parent Report (as defined in Section 5.5) filed with the SEC prior to the date of this Agreement, since December 31, 2006 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Parent.

5.10 Legal Proceedings. (a) Except as may be set forth in Section 5.10(a) of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the Parent’s knowledge, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Parent or any of its Subsidiaries including any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as may be set forth in Section 5.10(b) of the Parent Disclosure Schedule, there is no material injunction, order, judgment or decree imposed upon the Parent, any of its Subsidiaries or the assets of the Parent or any of its Subsidiaries.

5.11 Employees. Except as may be set forth in Section 5.11 of the Parent Disclosure Schedule: each of the Parent Plans has been established and has at all times been operated and administered in material compliance with the applicable law, including the Code and ERISA; there is no material liability relating to the Parent Plans (with materiality determined with respect to the Parent Plans in the aggregate) that has not been disclosed on Parent’s financial statements in accordance with GAAP and any other applicable legal and accounting requirements. For the purposes of this Section 5.11, “Parent Plans” means the following: each deferred compensation plan, incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Parent, or any of its ERISA Affiliates, all of which together with the Parent would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee, director or consultant of Parent or any Subsidiary or with respect to which Parent or any Subsidiary has any liability or obligation, contingent or otherwise.

5.12 Taxes. (a) Except as may be set forth in Section 5.12(a) of the Parent Disclosure Schedule, each of Parent and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct in all material respects, and (ii) paid in full or made adequate provision in the financial statements of Parent (in accordance with GAAP) for all Taxes required to be paid by them, whether or not shown to be due on such Tax Returns. Except as set forth in Section 5.12(a) of the Parent Disclosure Schedule, as of the date hereof (i) neither Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (ii) with respect to each taxable period of Parent and its Subsidiaries, the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the IRS or appropriate state tax authorities through December 31, 2000 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review and

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(iii) there are no claims, audits or assessments pending against Parent or any of its Subsidiaries for any alleged deficiency in Taxes, and Parent has not been notified in writing of any proposed Tax claims, audits or assessments against Parent or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of Parent have been established). There are no material liens for Taxes upon the assets of Parent or any of its Subsidiaries, other than liens for current Taxes not yet due and payable. All Taxes required to be withheld, collected or deposited by or with respect to Parent and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority. Neither Parent nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method.

5.13 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

5.14 Compliance with Applicable Law. The Parent and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has received notice of any violations of any of the above.

5.15 Agreements with Regulatory Agencies. Except as may be set forth in Section 5.15 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries, nor any of their Institution Affiliated Parties (as defined in Section 3 of the Federal Deposit Insurance Act) is or since December 31, 2003 has been subject to any cease-and-desist or other order issued by, or is a party to any Regulatory Agreement whether or not set forth on Section 5.15 of the Parent Disclosure Schedule with, any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

5.16 Ownership of Company Common Stock; Affiliates and Associations.

(a) Neither Parent nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (other than Trust Account Shares or DPC shares); and

(b) Neither Parent nor any of its Subsidiaries is an “interested shareholder” of the Company (as such terms are defined in Section 2553 of the PBCL).

5.17 Opinion. Prior to the execution of this Agreement, Parent has received an opinion from KBW to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be paid by Parent is fair to Parent from a financial point of view.

5.18 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including the Merger) should not be obtained.

5.19 Reorganization. As of the date of this Agreement, Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

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5.20 Financing. Parent at Closing will have available sufficient cash and cash equivalents on hand to pay the Total Cash Amount as contemplated by Section 1.4 hereof.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of the Company or a Subsidiary which is not a wholly-owned Subsidiary, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends on the Company’s Common Stock not in excess of $0.2100 per share;

(b)(i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof) any shares of the capital stock of the Company or any Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Subsidiary of the Company, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing other than pursuant to the ESPP or the DRIP (as defined below), except, in the case of clauses (ii) and (iii), for the issuance of Company Common Stock (x) upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, or (y) issuable: to former shareholders of PennRock Financial Services Corp. in connection with its acquisition by the Company, effective July 1, 2005; to former shareholders of BUCS Financial Corp. in connection with its acquisition by the Company, effective April 1, 2007; or to former shareholders of East Prospect State Bank in connection with its acquisition by the Company, effective April 1, 2007;

(c) amend its Articles of Incorporation, Bylaws or other similar governing documents;

(d) except as described in Section 6.1(d) of the Company Disclosure Schedule, make any capital expenditures other than those which are (i) made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) not in excess of $1,000,000 in the aggregate;

(e) enter into any new line of business;

(f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(g) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c)) or take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

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(h) change its methods of accounting in effect at December 31, 2006, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company’s independent auditors, or make any Tax election or enter into any agreement or arrangement with respect to Taxes;

(i)(i) except as set forth in Section 7.8 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including any Plan) or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees (including without limitation any retention, stay bonus, severance or change-of-control agreement, arrangement, plan or policy), except that the Company may make (x) the bonus payments described in Section 6.1(i) of the Company Disclosure Schedule, and (y) bonus payments to its employees for 2007, determined consistently with past practice and in accordance with the Company’s annual bonus incentive program in effect as of the date hereof, to be payable immediately prior to the Effective Time, to persons designated by the Company, or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, engage in any repurchase transactions or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(l) incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

(m) except as described in Section 6.1(m) of the Company Disclosure Schedule, sell, purchase, enter into a lease for, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Agency, prior to informing Parent of its intention to take such action;

(n) change any of its commercial or consumer loan policies, including credit underwriting criteria, or make any material exceptions thereto;

(o) purchase any mortgage loan servicing rights;

(p) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

(q) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(r) agree to do any of the foregoing.

6.2 Covenants of Parent. Except as set forth in Section 6.2 of the Parent Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of Parent, declare or pay any dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends; provided, however, that nothing

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contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Stock in a manner consistent with past practice;

(b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(c) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

(d) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(e) agree to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Regulatory Matters. (a) The Company and Parent shall promptly prepare and file with the SEC the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the Company and Parent shall thereafter mail the Proxy Statement to its respective shareholders. Parent shall also use its reasonable best efforts to obtain as promptly as practicable all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

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7.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information furnished by either party to the other pursuant to Section 7.2(a) shall be subject to, and the receiving party shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreement, dated March 6, 2007 (the “Confidentiality Agreement”), between Parent and the Company.

(c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby and except as otherwise permitted in this Section 7.3, the Company will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, Affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate (including by way of furnishing information) any Acquisition Proposal (as defined below) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal, (v) fail to make, withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof, or (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company.

(b) Notwithstanding anything herein to the contrary, the Company and its Board of Directors shall be permitted (i) to comply with requirements under Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (provided that the Board of Directors of the Company shall not withdraw or modify in an adverse manner its approval recommendation referred to in Section 7.4 hereof except as set forth below), (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would constitute a breach of its fiduciary duties to the Company’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, the Company’s Board of Directors receives from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which executed confidentiality agreement shall have been provided to Parent for informational purposes), and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Company notifies Parent in writing promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its

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Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers, and (iii) to withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof in order to accept a Superior Proposal. The Company will promptly (and in any event within 24 hours) notify Parent in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(c) The Company agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

(d) For purposes of this Section 7.3:

(i) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the Company or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries.

(ii) The term “Superior Proposal” means, with respect to the Company, any bona-fide, unsolicited written Acquisition Proposal made by a person other than Parent which is on terms which the Board of Directors of the Company in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all break-up fees, expense reimbursement provisions and conditions to consummation and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) is more favorable to its shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company, and (B) is reasonably capable of being completed.

(e) If a Payment Event (as hereinafter defined) occurs, the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days following such Payment Event, a fee of Thirty Million Dollars ($30,000,000) (the “Break-up Fee”). Notwithstanding anything set forth in this Agreement to the contrary, if the Company pays or causes to be paid to Parent the Break-Up Fee, the Break-Up Fee shall be the sole and exclusive remedy of Parent hereunder and the Company will not have any further obligations or liabilities to Parent with respect to this Agreement or the transactions contemplated herein, except as provided in Sections 7.2(b) and 7.3(f).

“Payment Event” means (x) the termination of this Agreement by Parent pursuant to Section 9.1(f) (as a result of a breach by the Company of any of its covenants under Section 7.3(a) or (c), Section 7.4 or 7.5) or pursuant to Section 9.1(h), or (y) the occurrence of any of the following events within twelve (12) months of the termination of this Agreement pursuant to Section 9.1(c), provided that an Acquisition Proposal shall have been made after the date hereof and prior to such termination (which shall not have been withdrawn in good faith prior to such termination): (i) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a Third Party; (ii) a Third Party, directly or indirectly acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; (iii) a Third Party, directly or indirectly, acquires more than 50% of the outstanding Company Common Stock; or (iv) the Company adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Company Common Stock or an extraordinary dividend relating to more than 50% of the outstanding Company Common Stock or 50% of the assets of the Company and its Subsidiaries, taken as a whole. As used herein, “Third Party” means any person as defined in Section 13(d) of the Exchange Act (other than Parent or its affiliates).

(f) The Company acknowledges that the agreements contained in Section 7.3(e) are an integral part of the transactions contemplated in this Agreement and that without these agreements Parent would not enter into this Agreement. Accordingly, in the event the Company fails to pay to Parent the Break-up Fee, promptly when due, the Company shall, in addition thereto, pay to Parent all costs and expenses (including attorney’s fees and disbursements) incurred in collecting such Break-up Fee together with interest on the

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amount of the Break-up Fee (or any unpaid portion thereof), from the date such payment was due until the date such payment is received by Parent, accrued at the fluctuating prime rate (as quoted in The Wall Street Journal) as in effect from time to time during the period.

7.4 Shareholder Meetings. The Company and Parent each shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement and the transactions contemplated hereby. Subject, in the case of the Company, to the right of the Company and its Board of Directors to take action permitted by Section 7.3(b) with respect to a Superior Proposal, the Company and Parent each will, through its respective Board of Directors, recommend to its respective shareholders approval and adoption of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement. Parent will, through its Board of Directors, recommend to its shareholders an amendment to Parent’s Bylaws to permit Parent’s Board of Directors to increase the number of Parent directors as provided in Section 7.13. The Company and Parent shall coordinate and cooperate with respect to the foregoing matters, with a view towards, among other things, holding the respective meetings of each party’s shareholders on the same day.

7.5 Legal Conditions to Merger. Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.6 Affiliates. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.6 hereto.

7.7 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ Stock Market, subject to official notice of issuance, as of the Effective Time.

7.8 Employee Benefit Plans; Existing Agreements. (a) Following the Effective Time, the employees of the Company and its Subsidiaries (the “Company Employees”) shall be eligible to participate in employee benefit plans, including severance plans (each a “Parent Plan”), of Parent or its Subsidiaries in which similarly situated employees of Parent or its Subsidiaries participate, to the same extent that similarly situated employees of Parent or its Subsidiaries participate; provided, however, that, in the case of all benefits then provided to the Company Employees, until the first anniversary of the Effective Time, Parent may instead provide such employees with participation in the employee benefit plans of the Company in which they participated immediately prior to the Effective Time (it being understood that inclusion of Company Employees in Parent’s employee benefit plans may occur at different times with respect to different plans). From and after the Effective Time, Parent may elect not to provide to the Company Employees any benefits which are not then provided by Parent and its Subsidiaries to their employees notwithstanding that such benefits were provided by the Company and its Subsidiaries to their employees immediately prior to the Effective Time. In the case of benefits which are provided at the Effective Time by Parent to employees of Parent and its Subsidiaries but are not then provided by the Company and its Subsidiaries to their employees, Parent will as soon as possible, and in all events within one year, after the Effective Time include the Company Employees in the plans under which such benefits are made available.

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(b) With respect to each Parent Plan for which length of service is taken into account for any purpose, service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations, if permitted by the Parent Plan. If permitted by the Parent Plan, each Parent Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Plan, and Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(c) As of the Effective Time, Parent shall assume and honor and shall cause the appropriate Subsidiaries of Parent to assume and to honor in accordance with their terms all agreements listed in Section 7.8 of the Company Disclosure Schedule (the “Benefit Agreements”). Parent acknowledges and agrees that (i) the Merger will constitute a “change in control” of the Company for all purposes under such agreements and (ii) calendar year 2007 shall be deemed to be the most recent “year” for purposes of calculating any severance or change-in-control payments due under the Benefit Agreements in connection with the Merger, the salary used in calculating any portion of such payments shall be the individual’s salary, on an annualized basis, in effect as of the date hereof, and the Company is authorized, notwithstanding any contrary provisions herein, to amend the Benefit Agreements to clarify the intentions set forth in this Section 7.8(c)(ii). The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

(d) Parent and the Company agree that, prior to the Effective Time, the Company may adopt a severance plan (the “Severance Plan”), and a change in control retention plan (the “Retention Plan”) as provided in Section 6.1(i) of the Company Disclosure Schedule. Notwithstanding any other provision of this Agreement, any Plan or otherwise, Parent agrees from and after the Closing Date to maintain in full force and effect, without amendment or modification, (i) for a period of no less than one year following the Closing Date, the Severance Plan and (ii) the Retention Plan until such time as all Parent or Company obligations are fulfilled thereunder. The Severance Plan shall provide each Company employee two weeks of severance pay (at his then current pay rate) for each year of service with the Company or any Company Subsidiary prior to such Company employee’s employment termination date; provided that the minimum benefit for Company employees shall be four weeks’ salary, and the maximum severance benefit will be twenty-six weeks’ salary. The Severance Plan shall also include a supplemental cash severance pool having an aggregate amount of $350,000 from which additional severance benefits may be awarded to Company employees at the discretion of Mr. Eddie Dunklebarger, subject to the consent of Parent (which consent shall not be unreasonably withheld or delayed).

(e) Prior to the Effective Time, the Company shall amend all Plans that are or could be subject to Section 409A of the Code to comply with the final regulations under Section 409A, subject to the prior review and approval of Parent.

7.9 Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company, any of the Subsidiaries of the Company or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent

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shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law, and (5) Parent shall have no obligation hereunder to any Indemnified Party in respect of any such loss, claim, damage, liability, cost, expense, judgment or amount paid in settlements which arose out of or resulted from the gross negligence, criminal activity, willful misconduct or recklessness of the Indemnified Party. Any Indemnified Party wishing to claim Indemnification under this Section 7.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 7.9 except to the extent such failure to notify materially prejudices Parent. Parent’s obligations under this Section 7.9 shall continue in full force and effect without time limit from and after the Effective Time.

(b) Parent shall cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

(c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 7.9.

(d) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

7.11 Coordination of Dividends. After the date of this Agreement each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of the Parent Common Stock and the

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Company Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties that the holders of Company Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any holder of Company Common Stock receives in exchange therefor in the Merger.

7.12 Employee Stock Purchase Plan. The Company shall take all such necessary action to terminate the ESPP effective immediately prior to the Effective Time, and provide that (i) all payroll accumulations credited to participants’ accounts under the ESPP for the option period (as such term is defined in the ESPP) beginning immediately prior to and including the Effective Time shall be promptly returned to such participants, and (ii) no shares of Company Common Stock shall be purchased by participants for such option period. In addition, upon the effective termination of the ESPP, the Company shall distribute all shares held in participants’ accounts to the respective participants in accordance with the terms of the ESPP.

7.13 Appointment of Directors. Effective as of the Effective Time, Parent shall cause each of the three classes of its Board of Directors to be expanded by two members, and shall appoint the Company Directors (as defined below) to fill the vacancies on Parent’s Board of Directors created by such increase, each to hold office until his or her successor is elected and qualified or otherwise in accordance with applicable law, the Articles of Incorporation and Bylaws of Parent. If any of the Company Directors does not become, or does not continue in the office of, a director of Parent because of death, disability or otherwise, Parent agrees, after consultation with the remaining Company Directors, to cause a member of the Board of Directors of the Company as of the date hereof who is mutually agreeable to Parent and the Company to be elected or appointed to the Board of Directors of Parent as the replacement Company Director. The term “Company Directors” shall mean Mr. Eddie L. Dunklebarger (who shall also be appointed Vice Chairman of the Parent Board of Directors) and five individuals who shall be mutually selected by the Company and Parent from the independent members of the Company’s Board of Directors to become members of the Board of Directors of Parent as of the Effective Time pursuant to this Section 7.13. Nothing in this Section 7.13 shall require the election or appointment of any individual whose election or appointment is prohibited or advised against by any Regulatory Agency. Following the expiration of each Company Director’s initial term of office, Parent will recommend such Company Director for re-nomination to a three-year term of office by the Nominating and Corporate Governance Committee of the Parent Board of Directors (the “Nominating Committee”), and such nomination will be subject to the reasonable discretion of the Nominating Committee.

7.14 Execution and Authorization of Bank Merger Agreement.

(a) As soon as reasonably practicable after the date of this Agreement, (a) Parent shall (i) cause the Board of Directors of the Parent Bank to approve and adopt the Bank Merger Agreement, (ii) cause the Parent Bank to execute and deliver the Bank Merger Agreement, and (iii) approve and adopt the Bank Merger Agreement as the sole shareholder of the Parent Bank, and (b) the Company shall (i) cause the Board of Directors of the Company Bank to approve and adopt the Bank Merger Agreement, (ii) cause the Company Bank to execute and deliver the Bank Merger Agreement, and (iii) approve and adopt the Bank Merger Agreement as the sole shareholder of the Company Bank.

(b) The Bank Merger Agreement shall provide that effective as of the effective time of the Bank Merger, the Surviving Bank shall cause its Board of Directors to be expanded by five members, and shall appoint the Bank Directors (as defined below) to fill the vacancies on the Surviving Bank’s Board of Directors created by such increase, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank until their respective successors are duly elected or appointed and qualified. The Bank Merger Agreement shall contain other terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement. The term “Bank Directors” shall mean the five individuals who shall be mutually selected by the Company and Parent from the independent members of the Company’s Board of Directors to become members of the Board of Directors of Surviving Bank as of the effective time of the Bank Merger pursuant to the Bank Merger Agreement.

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(c) If any of the Bank Directors does not become a director of the Surviving Bank because of death, disability or otherwise, Parent agrees, after consultation with the remaining Bank Directors, to cause a member of the Board of Directors of the Company as of the date hereof who is mutually agreeable to Parent and the Company to be elected or appointed to the Board of Directors of the Surviving Bank as the replacement Bank Director.

7.15 New Employment Agreements. Effective as of the Effective Time, Parent shall offer to the employees of the Company set forth in Section 7.15 of the Company Disclosure Schedule (the “New Employees”) employment agreements having substantially the terms set forth on Exhibit 7.15 hereto (the “New Employment Agreements”). The provisions of this Section 7.15 are intended to be for the benefit of, and shall be enforceable by, the identified employees.

7.16 Outplacement Services for Company Employees. From and after the Effective Time, Parent shall permit Company Employees who are terminated in connection with the Merger to participate in Parent’s outplacement services plan for employees of Parent and its subsidiaries, which outplacement services shall be provided at Parent’s cost for a period of not less than six months by an outplacement agency selected by Parent.

7.17 Dividend Reinvestment. The Company shall take all such necessary action to terminate the Company’s Dividend Reinvestment Plan (the “DRIP”) effective as soon as possible after the date of this Agreement (taking into account any Company dividends that have been declared but not yet paid as of the date hereof). In addition, upon the effective termination of the DRIP, the Company shall distribute all shares of Company Common Stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the DRIP.

7.18 Company Rights Agreement. The Board of Directors of the Company shall take all further actions (in addition to those referred to in Section 4.24) reasonably requested by Parent in order to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement. Except as provided above with respect to the Merger and the other transactions contemplated by this Agreement, the Board of Directors of the Company shall not, without the prior written consent of Parent, amend, take any action with respect to, or make any determination under, the Rights Agreement (including a redemption of the Company Rights) to facilitate an Acquisition Proposal.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby (including, in the case of Parent, an amendment to Parent’s Bylaws as described in Section 7.4) shall have been approved and adopted by the requisite votes of the holders of the outstanding shares of Company Common Stock and Parent Common Stock under applicable law and the rules of the NASDAQ Stock Market.

(b) Listing of Shares. The shares of Parent Common Stock which shall be issued to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ Stock Market, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

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(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an “Injunction”) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

8.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Federal Tax Opinion. Parent shall have received an opinion from Morgan, Lewis & Bockius LLP, counsel to Parent (“Parent’s Counsel”), in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

(e) New Employment Agreements. The New Employees shall have entered into the New Employment Agreements.

8.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

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(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Federal Tax Opinion. The Company shall have received an opinion from Mette, Evans & Woodside (the “Company’s Counsel”), in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of both the Company and Parent:

(a) by mutual consent of the Company and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Parent or the Company upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity (provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein) or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before January 31, 2008, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or the Company provided that it shall not be in material breach of any of its obligations under Section 7.4 if any approval of the shareholders of either of the Company or Parent required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain, after the use of all reasonable efforts, the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of representation or warranty by Parent);

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(f) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or

(g) by the Company at any time during the two-day period following the Determination Date (as defined in Section 1.4 hereof), if both of the following conditions (1) and (2) are satisfied:

(1) the Average Closing Price (as defined below) shall be less than the product of 0.800 and the Starting Price; and

(2) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Parent Ratio”) shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.200 from such quotient (such number being referred to herein as the “Index Ratio”);

subject to the following. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period. During the period commencing with its receipt of such notice and ending at the Effective Time, Parent shall have the option of increasing the Exchange Ratio and/or the Per Share Cash Consideration in a manner such, and to the extent required, so that the condition set forth in either clause (1) or (2) above shall be deemed not to exist; provided, however, that the Per Share Cash Consideration shall not be increased in a manner that would cause the failure of the conditions set forth in Sections 8.2(d) or 8.3(d) hereof.

For purposes hereof, the condition set forth in clause (1) above shall be deemed not to exist if:

the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Per Share Consideration (calculated by using the Average Closing Price, as provided in the definition of “Per Share Consideration”) after such increase is not less than 82% of the Per Share Consideration calculated by using the Starting Price in lieu of the Average Closing Price.

For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if:

the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Adjusted Parent Ratio is not less than the Index Ratio.

If Parent makes this election, within such period, it shall give prompt written notice to Company of such election and the revised Exchange Ratio and/or Per Share Cash Consideration, whereupon no termination shall have occurred pursuant to this Section 9.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio and/or Per Share Cash Consideration, and derivatively the Per Share Stock Consideration and/or Total Cash Amount, shall have been so modified), and any references in this Agreement to “Exchange Ratio,” “Per Share Cash Consideration,” “Per Share Stock Consideration” and “Total Cash Amount” shall thereafter be deemed to refer to the Exchange Ratio, Per Share Cash Consideration, Per Share Stock Consideration and Total Cash Amount after giving effect to any adjustment made pursuant to this Section 9.1(g). For purposes of this Section 9.1(g), the following terms shall have the meanings indicated:

“Adjusted Parent Ratio” means the number obtained by dividing (x) the sum of (A) the Average Closing Price plus (B) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the Exchange Ratio and/or the Per Share Cash Consideration by the total number of shares of Company Common Stock outstanding multiplied by the initial Exchange Ratio and the percentage offered as stock (90%), on the Determination Date, by (y) the Starting Price. For purposes of calculating the increase in transaction value, the price per share of Parent Common Stock shall be deemed to be the Average Closing Price.

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“Average Closing Price” means the average of the last reported sale prices per share of Parent Common Stock as reported on the NASDAQ Stock Market (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date (as defined in Section 1.4(a) hereof).

“Index Price” on a given date means the closing price of the NASDAQ Bank Index.

“Per Share Consideration” means the sum of (i) 90% of the product of the Per Share Stock Consideration times the Average Closing Price plus (ii) 10% of the Per Share Cash Consideration.

“Starting Date” means the trading day on the NASDAQ Stock Market preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means $22.97.

If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Parent shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

(h) by Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof in order to accept a Superior Proposal, or (ii) prior to acceptance for payment of the Company Common Stock any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent or its Subsidiaries) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Company Common Stock.

9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 7.3(e), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval and adoption of this Agreement, the Merger and other transactions contemplated hereby, by the shareholders of either the Company or Parent; provided, however, that after any approval and adoption of the transactions contemplated by this Agreement by the Company’s shareholders, there may not be, without further approval and adoption of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4 Extensions; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Annex A-36

ARTICLE X

GENERAL PROVISIONS

10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Parent at 10:00 a.m., or such other place and time as may be agreed to by the parties hereto, and on such date as the parties hereto shall mutually agree, provided that such date may not be later than 15 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”).

10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.3 Expenses. Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

	(a)	if to Parent, to:

Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543
Attention: Chief Executive Officer

with a copy to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
Attention: Joanne R. Soslow, Esq.

and

	(b)	if to the Company, to:

Community Banks, Inc.
777 East Park Drive
Harrisburg, PA 17111
Attention: Chief Executive Officer

with a copy to:

Mette, Evans & Woodside LLP
3401 North Front Street
Harrisburg, PA 17110
Attention: Timothy A. Hoy, Esq.

Annex A-37

10.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 30, 2007. No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

10.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreements between Parent and the Company.

10.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

10.9 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 7.2(b) of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.2(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.11 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the NASDAQ Stock Market, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

10.12 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Annex A-38

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ WILLIAM J. REUTER

Name:	William J. Reuter
Title:	Chairman, President and
Chief Executive Officer

COMMUNITY BANKS, INC.

By:	/s/ EDDIE L. DUNKLEBARGER

Name:	Eddie L. Dunklebarger
Title:	President, Chairman and
Chief Executive Officer

Annex A-39

Annex B

OPINION OF GRIFFIN FINANCIAL GROUP LLC

Annex B-1

607 Washington Street

P.O. Box 1497

Reading, PA 19603

Phone	(610) 478-2105
Email	info@go2griffin.com
Fax	(610) 478-2227

April 30, 2007

Community Banks, Inc.

777 East Park Drive

Harrisburg, PA 17111

Members of the Board:

Susquehanna Bancshares, Inc. (“Susquehanna”) and Community Banks, Inc. (“Community”) have entered into an Agreement and Plan of Merger, dated as of April 30, 2007 (the “Merger Agreement”), which provides, among other things, for the merger of Community with and into Susquehanna, with Susquehanna as the surviving entity (the “Transaction”). Pursuant to the terms of the Merger Agreement, upon completion of the Transaction, each share of common stock, par value $5.00 per share, of Community issued and outstanding immediately prior to the completion of the Transaction (the "Community Common Stock") will be converted into the right to receive, at the election of the holder thereof, either (i) 1.480 shares of Susquehanna common stock, par value $2.00 per share (“Susquehanna Common Stock”), or (ii) $34.00 in cash without interest (collectively, the “Merger Consideration”), subject to the election and proration procedures set forth in the Merger Agreement, which provide generally, among other things, that shares of Susquehanna Common Stock shall be issued to holders of Community Common Stock in exchange for 90% of the outstanding shares of Community Common Stock. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration proposed to be paid for each share of Community Common Stock in the Transaction is fair, from a financial point of view, to the shareholders of Community.

For purposes of providing the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information of Community and Susquehanna, respectively, which we believe to be relevant;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning each of Community and Susquehanna;

(iii)	discussed the past and current operations, financial condition and the prospects of each of Community and Susquehanna with senior executives of Community and Susquehanna, respectively, including with respect to Susquehanna (x) the potential impact on Susquehanna of the Transaction, including potential cost savings, synergies and other strategic, financial and operational benefits which management of Susquehanna expects to realize from the combination of Community and Susquehanna, and (y) the forecasted impact of the proposed Transaction on the future financial performance of Susquehanna;

(iv)	reviewed analysts’ consensus estimates of earnings per share for Susquehanna for the years ending December 31, 2007 and 2008;

(v)	reviewed the publicly reported historical price and trading activity for Community Common Stock and Susquehanna Common Stock, including a comparison of certain financial and stock market information for Community and Susquehanna with similar publicly available information for certain other financial institutions the securities of which are publicly traded;

The Community Bank

April 30, 2007

(vi)	participated in discussions and negotiations between Community and Susquehanna;

(vii)	reviewed a draft of the Merger Agreement;

(viii)	to the extent publicly available, reviewed the terms of recent mergers and acquisitions involving companies deemed generally comparable to Community;

(ix)	considered the competitive environment for financial institutions; and

(x)	performed comparable company, selected reference transaction, pro forma merger, and discounted dividend analyses.

In connection with our review of Community, Susquehanna and the proposed Transaction, we have assumed and relied upon, the accuracy and completeness of the information reviewed by us for the purposes of this opinion, without independent verification. We have also relied upon assurances from management of Community and Susquehanna that they are not aware of any facts and circumstances that may cause the information reviewed by us to contain a misstatement or omission of a fact material to our opinion. With respect to financial and operating forecasts and profit plans, including the synergies, cost savings and other strategic, financial and operational benefits to be realized in connection with the completion of the Transaction, we have assumed that such financial and operating forecasts reflect the best available estimates and judgments of the future financial performance of Susquehanna, after giving effect to the Transaction and are based on reasonable assumptions, estimates and judgments of management. We have assumed that the Transaction will be treated as a tax-free reorganization for federal income tax purposes. We express no opinion as to any legal, accounting or tax matters relating to the Transaction. We have assumed that the Transaction will be completed in accordance with the terms of the Merger Agreement and all laws and regulations applicable to Community and Susquehanna and that in the course of obtaining the necessary regulatory approvals or other approvals of the Transaction, no restrictions will be imposed that may have a material adverse effect on the future results of operation or financial condition of Susquehanna, Community or the combined entity, as the case may be, or on the contemplated benefits of the Transaction. We have not made any independent valuation or appraisal of either of Community or Susquehanna or their respective assets or liabilities (including any hedge, swap, foreign exchange, derivative or off-balance sheet assets or liabilities), nor have we been furnished with any such appraisals and we have not made any review of the loans, loan loss reserves or reviewed any individual loan credit files of Community or Susquehanna. We have also assumed that the published estimates of third party research analysts constitute a reasonable basis upon which to evaluate the future financial performance of Susquehanna, and that the future performance of Susquehanna will not differ materially from such estimates. In addition, we did not conduct a physical inspection of any of the properties or facilities of Susquehanna or Community.

We are not expressing an opinion as to what the value of Susquehanna Common Stock will actually be when issued or the prices at which Community Common Stock or Susquehanna Common Stock will trade at any time, including subsequent to announcement or completion of the Transaction, or whether Susquehanna will realize the intended specific strategic and operational objectives and benefits of the Transaction. This opinion is based upon market, economic and other conditions as they exist on, and could be evaluated, as a practical matter,

The Community Bank

April 30, 2007

as of the date hereof. We have assumed, in all respects material to our analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement have not been nor will be waived. We also have assumed that there has been no material change in Susquehanna’s or Community’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. Our opinion does not address the relative merits of the Transaction as compared to any other business strategy which might exist for Community, nor does it address the underlying business decision of Community to engage in the Transaction.

We have served as financial advisor to the Board of Directors of Community in connection with this Transaction and will receive a fee for our services, a part of which is contingent upon the closing of the Transaction. Community has also agreed to indemnify us for certain liabilities arising out of our engagement.

This letter is directed to the Board of Directors of Community solely in connection with its evaluation of the Transaction and speaks as of the date hereof and we assume no obligation to update this opinion for any purpose. Events occurring after the date hereof could materially affect our opinion. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to be paid by Susquehanna in the Transaction. This opinion does not constitute a recommendation to any member of the Board of Directors of Community or any shareholder of Community as to how to vote in connection with the Transaction. It may not be used for any other purpose without our prior written consent, except that this opinion may be included as an Annex to the Proxy Statement/Prospectus of Community and Susquehanna and may be referred to therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of Community.

Very truly yours,

/s/ Griffin Financial Group, LLC

GRIFFIN FINANCIAL GROUP, LLC

Annex C

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

Annex C-1

April 30, 2007

The Board of Directors

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Susquehanna Bancshares, Inc. (“Susquehanna”) of the merger consideration, as defined below, in the proposed merger (the “Merger”) of Community Banks, Inc (“Community”) into Susquehanna Bancshares, Inc, pursuant to the Agreement and Plan of Merger, dated as of April 30, 2007, between Community and Susquehanna (the “Agreement”). Merger Consideration hereinafter means the number of whole shares of Susquehanna Common Stock, cash or a combination thereof, plus cash in lieu of any fractional share interest, into which shares of Community Common Stock shall be converted, as set forth in Article I of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Community and Susquehanna, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Community and Susquehanna for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Susquehanna. We have acted exclusively for the Board of Directors of Susquehanna in rendering this fairness opinion and will receive a fee from Susquehanna for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Community and Susquehanna and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2006 of Community and Susquehanna; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Community and Susquehanna and certain other communications from Community and Susquehanna to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Community and Susquehanna furnished to us by Community and Susquehanna for purposes of our analysis. We have also held discussions with senior management of Community and Susquehanna regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Community and Susquehanna with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

Keefe, Bruyette & Woods 787 • Seventh Avenue, New York, NY 10019

212.887.7777 • Toll Free: 800.966.1559 • www.kbw.com

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Community and Susquehanna as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Susquehanna, nor does it address the effect of any other business combination in which Susquehanna might engage. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Community and Susquehanna are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Community and Susquehanna, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Community and Susquehanna; (ii) the assets and liabilities of Community and Susquehanna; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to Susquehanna.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article XIV of Susquehanna’s Amended and Restated Bylaws provides indemnification of directors, officer and other agents of Susquehanna and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the BCL.

Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of Section 1746 of the BCL, Susquehanna has also entered into employment agreements with certain principal officers which also provide for indemnification in connection with the performance of their offices.

Article XIV conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in Section 1744 of the BCL, by Susquehanna’s directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.

As authorized by Section 1747 of the BCL and Article XIV, Susquehanna maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Susquehanna for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Susquehanna.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 30, 2007, between Susquehanna Bancshares, Inc. and Community Banks, Inc. Incorporated by reference to Susquehanna’s Current Report on Form 8-K filed on May 1, 2007.

2.2+	Amended and Restated Agreement and Plan of Merger, dated as of , 2007, between Susquehanna Bancshares, Inc. and Community Banks, Inc.

3.1	Articles of Incorporation of Susquehanna Bancshares, Inc.

5.1+	Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.

8.1+	Opinion of Morgan, Lewis & Bockius LLP as to the United States federal income tax consequences of the merger.

8.2+	Opinion of Mette, Evans & Woodside as to the United States federal income tax consequences of the merger.

10.1+	Employment Agreement, dated , 2007, between Susquehanna Bank PA and Eddie L. Dunklebarger.

10.2+	Employment Agreement, dated , 2007, between Susquehanna Bank PA and Jeffrey M. Seibert.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Beard Miller Company LLP.

23.3	Consent of Keefe, Bruyette & Woods, Inc.

23.4	Consent of Griffin Financial Group LLC.

23.5+	Consent of Morgan, Lewis & Bockius LLP (included in its opinions filed as Exhibit 5.1 and 8.1 hereto).

23.6+	Consent of Mette, Evans & Woodside (included in its opinion filed as Exhibit 8.2 hereto).

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

99.1+	Form of Proxy for Special Meeting of Shareholders of Susquehanna Bancshares, Inc.

99.2+	Form of Proxy for Special Meeting of Shareholders of Community Banks, Inc.

99.3	Opinion of Keefe, Bruyette & Woods, Inc.

99.4	Opinion of Griffin Financial Group LLC.

+	To be filed by amendment.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if a post-effective amendment to the registration statement is filed on Form S-8, and the information thereafter required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lititz, Commonwealth of Pennsylvania, on July 6, 2007.

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ WILLIAM J. REUTER
William J. Reuter Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Each person in so signing also makes, constitutes and appoints William J. Reuter, Chairman, President and Chief Executive Officer of Susquehanna, and Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial Officer of Susquehanna, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date

/S/ WILLIAM J. REUTER William J. Reuter	President and Chief Executive Officer (principal executive officer), and Director	July 6, 2007

/S/ DREW K. HOSTETTER Drew K. Hostetter	Executive Vice President, Treasurer and Chief Financial Officer (principal financial and accounting officer)	July 6, 2007

/S/ WAYNE E. ALTER, JR. Wayne E. Alter, Jr.	Director	July 6, 2007

/S/ JAMES G. APPLE James G. Apple	Director	July 6, 2007

/S/ JOHN M. DENLINGER John M. Denlinger	Director	July 6, 2007

/S/ HENRY H. GIBBEL Henry H. Gibbel	Director	July 6, 2007

/S/ BRUCE A. HEPBURN Bruce A. Hepburn	Director	July 6, 2007

Signature	Title	Date

/S/ DONALD L. HOFFMAN Donald L. Hoffman	Director	July 6, 2007

/S/ RUSSELL J. KUNKEL Russell J. Kunkel	Director	July 6, 2007

/S/ GUY W. MILLER, JR. Guy W. Miller, Jr.	Director	July 6, 2007

/S/ MICHAEL A. MORELLO Michael A. Morello	Director	July 6, 2007

/S/ E. SUSAN PIERSOL E. Susan Piersol	Director	July 6, 2007

/S/ M. ZEV ROSE M. Zev Rose	Director	July 6, 2007

/S/ ROGER V. WIEST Roger V. Wiest	Director	July 6, 2007

/S/ WILLIAM B. ZIMMERMAN William B. Zimmerman	Director	July 6, 2007